    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 27, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                TOM'S FOODS INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

           DELAWARE                          2096                         58-1516963
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
     of incorporation or         Classification Code Number)         Identification No.)
         organization)

                            ------------------------

                                 900 8TH STREET
                            COLUMBUS, GEORGIA 31902
                                 (706) 323-2721
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                ROLLAND G. DIVIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                TOM'S FOODS INC.
                                 900 8TH STREET
                            COLUMBUS, GEORGIA 31902
                                 (706) 323-2721
           (Name, address, including area code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

                            Bernard S. Kramer, Esq.
                            McDermott, Will & Emery
                             227 West Monroe Street
                          Chicago, Illinois 60606-5096
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the Exchange Offer described herein.

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY AND THERE IS A COMPLIANCE WITH GENERAL INSTRUCTION G, CHECK THIS BOX. [ ]
                        CALCULATION OF REGISTRATION FEES

=======================================================================================================================
                                                      PROPOSED MAXIMUM       PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF         AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
SECURITIES TO BE REGISTERED       REGISTERED              UNIT(1)                 PRICE             REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
10 1/2% Senior Secured
  Notes due 2004...........      $60,000,000                100%               $60,000,000             $18,181.82
=======================================================================================================================

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS                                                 SUBJECT TO COMPLETION
                                                                            1997
[TOM'S LOGO]                      TOM'S FOODS INC.
 OFFER TO EXCHANGE UP TO $60,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS 10 1/2%
                   SENIOR SECURED NOTES DUE NOVEMBER 1, 2004.

     THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON
                                        1997, UNLESS EXTENDED.
                            ------------------------

     Tom's Foods Inc. ("Tom's Foods" or the "Company") hereby offers, upon the terms and conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $60.0 million aggregate principal amount of 10 1/2% Senior Secured Notes due 2004 of the Company (the "Exchange Notes") for any and all of the issued and outstanding 10 1/2% Senior Secured Notes due 2004 of the Company (the "Old Notes," and together with the Exchange Notes, the "Notes") from the holders thereof. As of the date of this Prospectus, there is $60.0 million aggregate principal amount of the Old Notes outstanding. The terms of the Exchange Notes are identical in all material respects to the Old Notes, except that the Exchange Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore will not bear legends restricting their transfer and will not contain provisions providing for payment of liquidated damages under certain circumstances relating to the Registration Rights Agreement (as defined herein), which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer. Interest on the Exchange Notes will accrue from the date of original issuance and will be payable commencing on May 1, 1998 and thereafter semi-annually in arrears on each November 1 and May 1. The Exchange Notes will mature on November 1, 2004. Except as described below, the Company may not redeem the Notes prior to November 1, 2001. On or after such date, the Company may redeem the Exchange Notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. Upon certain Public Equity Offerings (as defined) on or prior to November 1, 2000, the Company may redeem up to 30.0% of the Exchange Notes then outstanding at a price equal to 110.5% of the principal amount thereof, together with accrued and unpaid interest thereon; provided, that after giving effect to such redemption at least $45.0 million principal amount of Exchange Notes remain outstanding. Upon the occurrence of a Change of Control (as defined), each holder of an Exchange Note will have the right to require the Company to make an offer to purchase all or a portion of such holder's Exchange Notes at a price equal to 101.0% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. In addition, under certain circumstances the Company will be obligated to offer to purchase the Exchange Notes at 100.0% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase with the net proceeds from certain asset sales. See "Description of the Notes."
     The Exchange Notes will be senior obligations of the Company and will rank pari passu with any existing or future indebtedness of the Company other than any indebtedness that is expressly subordinated to the Exchange Notes. The Exchange Notes will be secured by a first priority lien on and security interest in substantially all of the assets and properties owned by the Company excluding its receivables (at June 14, 1997, $17.3 million), inventory (at June 14, 1997, $10.0 million) (and certain assets and rights relating thereto), certain funds (at June 14, 1997, $1.4 million) held in escrow for the benefit of the holders of the Industrial Development Revenue Bonds (as defined), the Company's real property, buildings, improvements and fixtures located at its plant in Knox County, Tennessee (at June 14, 1997, $2.8 million) the Company's property, plant and equipment located at its plant in Taylor County, Florida (at June 14, 1997, $4.8 million) and certain other parcels of real property (at June 14, 1997, approximately $300,000), (such excluded collateral, collectively, the "Excluded Collateral"). As of June 14, 1997, the assets and properties of the Company, other than the Excluded Collateral, had a net book value of $100.1 million (the "Collateral"). The Indenture (as defined) permits the Company to incur additional indebtedness, including indebtedness under the Working Capital Facility (as defined), subject to certain limitations. As of June 14, 1997, as adjusted to give effect to the sale of the Old Notes on October 14, 1997 (the "Old Note Offering"), the application of the net proceeds therefrom, the repayment and exchange of the TFH Debt (as defined), and the satisfaction of the STI Debt (as defined), the aggregate amount of the Company's outstanding indebtedness, including the Class A Preferred Stock (as defined) was $77.3 million (not including unused commitments of $13.8 million under the Working Capital Facility). See "Use of Proceeds" and "Description of the Notes -- Ranking."

                                                        (continued on next page)

    SEE "RISK FACTORS" BEGINNING ON PAGE    FOR A DISCUSSION OF CERTAIN RISKS
THAT SHOULD BE CONSIDERED BY HOLDERS PRIOR TO TENDERING OLD NOTES IN THE EXCHANGE OFFER.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
   COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                            ------------------------

                THE DATE OF THIS PROSPECTUS IS           , 1997.

(continued from previous page)

     The Old Notes were not registered under the Securities Act in reliance upon an exemption from the registration requirements thereof. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exception from, or in a transaction not subject to, the Securities Act. The Exchange Notes are being offered hereby in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement (as defined). Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than a holder that is an "affiliate" of the Company with the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes, and neither such holder nor any such person is engaging in or intends to engage in a distribution of such Exchange Notes. Notwithstanding the foregoing, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, they will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."
     The Old Notes are currently eligible for trading in the Private Offerings. Resales and Trading through Automated Linkages ("PORTAL") market. There is no established trading market for the Exchange Notes. The Company does not currently intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes.
     The Company will not receive any cash proceeds from the Exchange Offer. The Company will pay all of the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn as provided herein at any time prior to the Expiration Date (as defined). The Exchange Offer is subject to certain customary conditions.

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, financial statements and notes thereto included elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to "Tom's Foods" or "the Company" refer to Toms Foods Inc., a Delaware corporation. All references in the Prospectus to fiscal year refer to the Company's fiscal year, which is the 52- or 53- week period ending the Saturday nearest to December 31. For example, "fiscal 1996" refers to the fiscal year ended December 28, 1996.

THE COMPANY

     Tom's Foods is a leading regional snack food manufacturing company with a primary market focus in the southeastern and southwestern United States, regions in which the Company believes the population and snack food consumption are growing more rapidly than in the United States overall. The Company has manufactured and sold snack food products since 1925 and currently manufactures over 250 and sells over 300 ready-to-eat snack food products, primarily under the widely recognized "Tom's" brand name. Management believes that the Company has one of the most diversified distribution networks in the snack food industry. The Company's distribution network serves a variety of customers, including independent retailers, vending machines, retail supermarket chains, convenience stores, mass merchandisers, food service companies and military bases. Management believes that the Company's competitive advantages include the strength of its distribution network, which services independent retailers in various markets, and its vending machine network, which is one of the largest single-label, snack food vending machine networks in the United States. The Company's products are distributed in 43 states by 915 independent distributors, which operate approximately 2,131 sales routes, and Company employees, who operate approximately 217 routes.

     The Company packages its products in single-serve and multi-serve sizes ("Single-Serve Sizes" and "Multi-Serve Sizes", respectively) to meet the demands of its market niches. Single-Serve Sizes, which accounted for 52.6% of the Company's net sales in fiscal 1996, are primarily distributed through vending machines, small or independent retail outlets and national chain convenience stores. The Company's distribution network is well situated to serve these channels, which are not a primary focus of the larger national industry participants. Multi-Serve Sizes, which accounted for 25.6% of the Company's net sales in fiscal 1996, are positioned as an alternative to national brands and marketed to supermarkets and larger retail outlets, such as those operated by Winn Dixie Stores, Inc., Kmart Corporation, Hannaford Brothers Co., The Circle K Corporation, Diamond Shamrock, Inc., The Kroger Co. and Wal-Mart Stores Inc.

     For the 52-week period ended June 14, 1997, the Company had net sales of $214.5 million and Adjusted EBITDA (as defined) of $11.7 million.

     The Company sells a wide variety of products in five snack food categories: chips, sandwich crackers, baked goods, nuts and candy. The chip category, which includes corn, tortilla and potato chips, pretzels and popcorn, accounted for $105.9 million or 51.4% of the Company's net sales in fiscal 1996. The sandwich cracker category, which includes peanut butter and cheese-filled crackers and cream-filled cookies, accounted for $29.2 million or 14.2% of the Company's net sales in fiscal 1996. The baked goods category, which includes cookies, snack crackers, fig and apple bars and a line of cakes and pastries, accounted for $26.1 million or 12.7% of the Company's net sales in fiscal 1996. The nut category, which includes toasted and flavored peanuts, cashews, pistachios and sunflower seeds, accounted for $19.4 million or 9.4% of the Company's net sales during the same period. The candy category, which includes candy bars, hard and roll candies, gum and coated nuts, accounted for $14.9 million or 7.3% of the Company's net sales in fiscal 1996. The Company's distributors also sell products of other food manufacturing companies which complement the Company's own product lines (the "Affiliated Products"). In fiscal 1996, sales of Affiliated Products accounted for $10.4 million or 5.0% of the Company's net sales.

     As defined by Snack & Bakery Foods magazine, the domestic snack food industry consists of 21 product sub-categories generating retail sales of approximately $54.3 billion in 1996, an increase of 2.7% over the prior year. The 14 product sub-categories in which the Company competes generated industry retail sales of approximately $40.4 billion in 1996, a 2.3% increase over 1995 and a compound annual growth rate of 4.6% since 1992. In 1996, no manufacturer other than Frito-Lay Co. ("Frito-Lay") had more than a 1.0% market share in the 14 product sub-categories in which the Company competes.

     During the late 1980's and the first half of the 1990's, several large industry participants initiated a period of intense potato chip price competition within the snack food industry. Such price competition significantly reduced profit margins for the industry and ultimately led to the withdrawal or curtailment of the operations of a number of snack food companies. Potato chips, the largest salty snack sub-category and the Company's largest product line, generated industry retail sales in 1996 of $5.3 billion, an increase of 9.2% over 1995 sales.

     Since early 1996, gross margins in the industry have improved and market participants now generally can be characterized as either national or regional. National snack food companies, the largest of which generated approximately $6.6 billion in domestic sales in fiscal 1996, generally serve supermarket chains, mass merchandisers, warehouse clubs and national convenience store chains. The major regional snack food companies, including Tom's Foods, generally serve distribution, product or geographic niches which are not a primary focus of the larger national industry participants.

     During the late 1980's and the first half of the 1990's, the Company had limited financial flexibility, largely as a residual effect of prior ownership changes. Consequently, the Company was more vulnerable to increased competition and reduced margins which affected the industry as a whole. In addition, the Company took various steps to conserve cash flow, including reducing marketing and product development programs, which ultimately resulted in reduced profitability. During this period, the Company also departed from its prior multi-route distribution strategy, which encouraged each distributor to operate more than one route, and franchised a number of routes on a one route per distributor basis. These initiatives contributed to a decrease in net sales from $224.6 million in fiscal 1992 to $198.3 million in fiscal 1995 and a decline in EBITDA from $25.6 million in fiscal 1992 to a $1.2 million loss (or an Adjusted EBITDA of $8.4 million) in fiscal 1995.

BUSINESS STRATEGY

     In 1995, the Company hired a new senior management team, which developed and implemented a business strategy designed to increase profitability. The components of the business strategy include: (i) developing and expanding markets; (ii) strengthening the Company's distribution network; (iii) increasing introductions of new and updated products; (iv) expanding distribution channels and outlets; and (v) increasing operating efficiencies. In part as a result of this new business strategy, for the 52 weeks ended June 14, 1997, Adjusted EBITDA increased 48.8% over the same period in the previous year.

     The key elements of the Company's business strategy are as follows:

     Developing and Expanding Markets. The Company traditionally has had a strong presence in the southeastern and southwestern United States, areas in which the Company believes the population and snack food consumption are growing more rapidly than in the United States overall. In order to capitalize on the growth in those markets, the Company intends to continue to strengthen its presence in the southeastern and southwestern United States. The Company also intends to strengthen its presence in metropolitan markets where the Company believes it can (i) achieve higher overall gross profits through higher product volume and local economies of scale, and (ii) increase its access to National Accounts (as defined). The Company intends to strengthen its core markets and develop additional markets through implementation of the other elements of its business plan.

     Strengthening the Company's Distribution Network. The Company has undertaken a number of initiatives to strengthen and upgrade its distribution network and continue to improve its relationship with its independent distributors. First, the Company has developed a set of objective criteria by which it evaluates the performance of its independent distributors and has held its distributors accountable to such criteria since late 1995. Second, through training programs, field sales support and marketing and merchandising activities, the Company will continue to assist distributors in the development of more efficient multi-route operations. Third, the Company will reassign underperforming and/or underdeveloped distributor territories to more capable independent distributors or incorporate them into the Company-owned route network. Fourth, the Company will continue to develop the Company-owned and independently-owned multi-route strategy in metropolitan markets, which management believes will allow the Company to increase market share and improve margins in these markets. Finally, by broadening the services available to distributors, such as its new centralized customer service center, increased training programs and improved technical support, the Company will continue to enhance its frequent interactions with its distributors.

     Increasing Introductions of New and Updated Products. The Company intends to continue to develop and introduce new products and update existing products and packaging, an effort which the new senior management team initiated in late 1995. The Company believes that the introduction of new and updated products is necessary to meet changing consumer preferences and to attract new customers. As part of this effort, the Company has and will continue to introduce new flavors, redesign its packaging and modify packaging sizes and weights, all of which are intended to update and unify the brand image.

     Since 1995, the Company has introduced 61 new and 35 updated products, a significant majority of which have been packaged and sold in Single-Serve Sizes. Approximately 33.0% of the Company's manufactured products are new or have been updated since 1995, and the Company plans to complete updating all of its products by the end of 1998. For the 24-week period ended June 14, 1997, these new or updated products represented 30.0% of total sales to distributors. In addition, 51 of the 61 new product introductions have been successfully integrated into the Company's product lines, a rate which management believes exceeds the industry average.

     For the 24-week period ended June 14, 1997, the Company's comprehensive product updating process has contributed to a net sales increase of 19.0% for those stock keeping units ("SKU's") which have been updated. For the same period, the aggregate gross margin on new and updated products was approximately
1.0 percentage point higher than the existing product category gross margin. Net sales from new, updated or repositioned products have increased from less than 2.0% of fiscal 1995 net sales to 4.0% of fiscal 1996 net sales, and 9.0% of net sales for the 24-week period ended June 14, 1997. The Company's objective is to derive approximately 13.0% of its annual net sales from new, updated and repositioned products.

     Expanding Distribution Channels and Outlets. The Company intends to increase its presence in a number of distribution channels. The vending machine channel continues to grow rapidly and the Company's newly-hired team of experienced vending senior managers has and will continue to increase the Company's penetration in this area. The Company intends to place particular focus on developing metropolitan vending routes with an emphasis on full-line vending accounts. Full-line vending accounts require the provision of other food items, in addition to the snack food products manufactured by the Company, such as coffee, cold beverages, cold foods and microwaveable products. In order to address the additional requirements of full-line vending, the Company intends to extend existing and develop new business arrangements with manufacturers of these products.

     The Company believes it can increase gross profit without expanding or overextending its existing distributor network. The Company intends to achieve this in part through introduction of a limited product line under a brand name other than "Tom's" to provide the Company with access to national wholesale distribution companies and retail trade accounts. This second brand will neither require nor conflict with the merchandising services of the Company's distributor network. The Company also intends to continue the expansion of its successful contract packaging program, under which the Company manufactures and packages snack food products for other snack food manufacturers ("Contract Sales"), which permits the Company to make efficient use of its excess manufacturing capacity.

     Increasing Operating Efficiencies. The Company intends to continue its initiatives to reduce the Company's expenses and, consequently, to improve its operating margins. For example, the Company has reduced its general and administrative expenses from 5.7% of net sales for fiscal 1995 to 5.1% of net sales for fiscal 1996. Similarly, distribution costs as a percent of net sales have been reduced from 7.5% for fiscal 1995 to 6.9% for fiscal 1996. Over the same period of time, marketing and merchandising expenses have remained unchanged as a percent of net sales while total distributor sales and sales to National Accounts have increased. The Company attributes this to the development of more efficient marketing and merchandising programs and intends to continue such programs.

     Many of the Company's financial objectives have been achieved in part due to a new philosophy of providing financial incentives to line managers, whose compensation is now directly related to the financial performance of their areas of responsibility. The Company also has begun to develop and implement more sophisticated information systems to assist managers in achieving their objectives. Additionally, the Company has established a sophisticated risk management program which monitors the cost of raw materials, packaging, energy and other commodities, enabling the Company to lower its costs and minimize the impact of market price fluctuations on the Company's major expense categories.

THE 1996 REFINANCING

     The Company refinanced its long-term debt obligations in August 1996 (the "1996 Refinancing"). As a part of the 1996 Refinancing, the Company entered into a $29.0 million senior loan facility (the "Congress Loan Facility") with Congress Financial Corporation ("Congress"). At June 14, 1997, $8.9 million of the Congress Loan Facility was outstanding (the "Congress Debt"). In addition, TFH Corp. ("TFH") was formed by certain of the Company's investors to, among other things, purchase: (i) the $52.3 million outstanding debt under a certain loan agreement agented by the Canadian Imperial Bank of Commerce (the "CIBC Debt"); and (ii) a certain subordinated obligation originally held by Massachusetts General Life Insurance Company of $8.8 million, which included $1.3 million in accrued interest thereon which was subsequently paid to TFH (the "MassGeneral Debt"; together with the CIBC Debt, the "TFH Debt"). The terms of the TFH Debt were modified to subordinate this debt to Congress, defer payments of principal and interest owing thereon and increase the interest rate to 13.0% per annum. The stockholders of TFH (the "TFH Stockholders") also caused letters of credit to be posted in the aggregate original face principal amount of $10.0 million (the "TFH Stockholders' Letters of Credit") to replace a letter of credit the Company originally caused to be posted in the same amount (the "Company's Letter of Credit") to support certain of its obligations with respect to the Industrial Development Revenue Bonds (as defined). The TFH Stockholders assigned all reimbursement obligations against the Company to TFH and waived their rights to reimbursement from the Company in connection with the TFH Stockholders' Letters of Credit. TFH subordinated its right to reimbursement to the Company's obligation to Congress under the Congress Loan Facility. In exchange for these actions, TFH received 80.0% of the Company's outstanding common stock ("Common Stock"). The remaining 20.0% of the Common Stock is held by Tom's Foods Capital Corporation ("TFCC"). See "Certain Transactions."

THE 1997 REFINANCING

     The Company used the net proceeds of the Old Note Offering ($56.8 million after deduction of discounts and commissions to the Initial Purchaser and other expenses of the Old Note Offering) plus certain of the Company's operating cash (approximately $1.5 million at the consummation of the Old Note Offering) to:
(i) repay the Congress Debt (approximately $8.3 million at the time of the Old Note Offering) and accrued interest thereon; (ii) repay $40.0 million of the outstanding TFH Debt; and (iii) pay $10.0 million to STI Credit Corporation ("STI") in full satisfaction of the Company's outstanding and contingent obligations to STI (the "STI Debt"). Upon the issuance of the Old Notes, the Company exchanged: (i) $7.0 million of the TFH Debt for the Company's Class A Preferred Stock; and (ii) the remainder of the TFH Debt (which was approximately $21.7 million at the time of the Old Note Offering) for the Company's Class B Preferred Stock (as defined). Under certain circumstances, including meeting a 2.25:1.0 Consolidated Fixed Charge Coverage Ratio, up to $10.0 million of the Class A Preferred Stock may be exchanged for Exchange Notes at the option of the Company. See "Use of Proceeds," "Description of Capital Stock" and "Description of the Notes."

USE OF PROCEEDS

     There will be no cash proceeds to the Company from the exchange pursuant to the Exchange Offer.

EXECUTIVE OFFICE

     The Company's executive office is located at 900 8th Street, Columbus, Georgia 31902 and its telephone number is (706) 323-2721.

THE EXCHANGE OFFER

Registration Rights
Agreement.....................   The Old Notes were sold by the Company on
                                 October 14, 1997 (the "Issue Date") to
                                 PaineWebber Incorporated (the "Initial
                                 Purchaser"), which placed the Old Notes with institutional investors. In connection therewith, the Company and the Initial
                                 Purchasers executed and delivered for the benefit of the holders of the Old Notes an exchange and registration rights agreement (the
                                 "Registration Rights Agreement") providing, among other things, for the Exchange Offer.

The Exchange Offer............   Exchange Notes are being offered in exchange
                                 for a like principal amount of Old Notes. As of the date hereof, $60.0 million aggregate principal amount of Old Notes are outstanding.
                                 The Company will issue the Exchange Notes promptly following the Expiration Date. See
                                 "Risk Factors -- Consequences of Failure to
                                 Exchange."

Expiration Date...............   5:00 p.m., Eastern Standard Time, on
                                                     , 1997, unless the Exchange
                                 Offer is extended as provided herein, in which case the term "Expiration Date" means the latest date and time to which the Exchange
                                 Offer is extended. The maximum period of time that the Exchange Offer will remain in effect will be from the date hereof through
                                                     , 19 .

Interest......................   Interest on the Exchange Notes will be payable
                                 semi-annually in arrears on May 1 and November
                                 1 of each year, commencing on June 15, 1997.
                                 The Exchange Notes will mature on November 1,
                                 2004.

Conditions to the Exchange
Offer.........................   The Exchange Offer is subject to certain
                                 customary conditions, which may be waived by the Company. The Company reserves the right to amend, terminate or extend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such condition. See "The
                                 Exchange Offer -- Conditions."

Procedures for Tendering Old
Notes.........................   Each holder of Old Notes wishing to accept the
                                 Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation to the exchange agent (the "Exchange Agent") at the address set forth herein. By executing the Letter of Transmittal, each holder of Old Notes will represent to the Company, among other things, that (i) the Exchange Notes acquired pursuant to the Exchange Offer by the holder and any beneficial owners of Old Notes are being obtained in the ordinary course of business of the person receiving such Exchange Notes, (ii) neither the holder nor such beneficial owner has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes, (iii) neither the holder nor such beneficial owner nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes and (iv) neither the holder nor such beneficial owner is an "affiliate," as defined under Rule 405 promulgated under the Securities Act, of the Company. Each broker-dealer that receives
                                 Exchange Notes
                                 for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company), may participate in the Exchange Offer but may be deemed an "underwriter" under the Securities Act and therefore, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange Offer --
                                 Procedures for Tendering" and "Plan of
                                 Distribution."

Special Procedures for
Beneficial Owners.............   Any beneficial owner whose Old Notes are
                                 registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering his or her Old
                                 Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See "The Exchange
                                 Offer -- Procedures for Tendering.

Guaranteed Delivery
Procedures....................   Holders of Old Notes who wish to tender their
                                 Old Notes and whose Old Notes are not
                                 immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed
                                 Delivery Procedures."

Withdrawal Rights.............   Tenders of Old Notes may be withdrawn as
                                 provided herein at any time prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date.
                                 See "The Exchange Offer -- Withdrawal of
                                 Tenders."

Acceptance of Old Notes and
Delivery of New Notes.........   The Company will accept for exchange any and
                                 all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., Eastern
                                 Standard Time, on the Expiration Date. The
                                 Exchange Notes issued pursuant to the Exchange offer will be delivered promptly following the Expiration Date. See "The Exchange Offer --
                                 Terms of the Exchange Offer."

Use of Proceeds...............   There will be no cash proceeds to the Company
                                 from the exchange pursuant to the Exchange
                                 Offer.

Federal Income Tax
Consequences..................   The Exchange of Old Notes for Exchange Notes
                                 should not be a taxable exchange for Federal income tax purposes. See "Certain Federal
                                 Income Tax Considerations."

Exchange Agent................   IBJ Schroder Bank & Trust Company is serving as
                                 Exchange Agent in connection with the Exchange
                                 Offer. The address and telephone numbers of the Exchange Agent are set forth under the caption
                                 "The Exchange Offer -- Exchange Agent."

Consequences of Failure to
Exchange......................   Holders of Old Notes who do not exchange their
                                 Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

SUMMARY DESCRIPTION OF THE NOTES

     The Exchange Offer relates to $60.0 million aggregate principal amount of Old Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the Old Notes, except that the Exchange Notes will be registered under the Securities Act and therefore, will not bear legends restricting their transfer and will not contain certain provisions providing for payment of liquidated damages under certain circumstances related to the Registration Rights Agreement, which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Old Notes and except as set forth in the immediately preceding sentence, will be entitled to the benefits of the Indenture, under which both the Old Notes were, and the Exchange Notes will be, issued. See "Description of Notes."

Issuer........................   Tom's Foods Inc.

Securities Offered............   $60.0 million aggregate principal amount of
                                 10 1/2% Senior Secured Notes due November 1,
                                 2004.

Maturity......................   November 1, 2004.

Interest Payment Dates........   The Exchange Notes will bear interest at a rate
                                 of 10 1/2% per annum. Interest on the Notes will accrue from the date of issuance and will be payable commencing on May 1, 1998 and thereafter semi-annually in arrears on each November 1 and May 1.

Optional Redemption...........   Except as described below, the Company may not
                                 redeem the Exchange Notes prior to November 1, 2001. On or after such date, the Company may redeem the Exchange Notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. Upon certain
                                 Public Equity Offerings on or prior to November
                                 1, 2000, the Company may redeem up to 30.0% of the Exchange Notes then outstanding at a price equal to 110.5% of the principal amount thereof, together with accrued and unpaid interest thereon, provided, that after giving effect to such redemption at least $45.0 million principal amount of Exchange Notes remain outstanding. See "Description of the Notes -- Optional Redemption."

Change of Control.............   Upon the occurrence of a Change of Control,
                                 each holder of the Exchange Notes will have the right to require the Company to purchase all or a portion of such holder's Exchange Notes at a purchase price in cash equal to 101.0% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that in the event of a Change of Control the Company will have available funds sufficient to make any purchase required by the holders of the Exchange Notes. Neither the Company's Board of
                                 Directors nor the trustee under the Indenture
                                 (as defined) is permitted to waive the right of the holders of the Notes to require the Company to purchase the holders' Notes upon a Change of Control. See "Description of the Notes --
                                 Change of Control."

Ranking.......................   The Exchange Notes will be senior obligations
                                 of the Company and, as such, will rank pari passu with all existing and future indebtedness of the Company (other than indebtedness that is expressly subordinated to the Exchange Notes) including: (i) indebtedness under the Working
                                 Capital Facility; and (ii) the $10.0 million
                                 Industrial Development Revenue Bonds issued on the Company's behalf. As of June 14, 1997 and as adjusted to give effect to the Old Note
                                 Offering and the application of the net
                                 proceeds therefrom, the repayment of a portion of the TFH Debt, the exchange of the remaining
                                 TFH Debt into Class A Preferred Stock and Class
                                 B Preferred Stock and the satisfaction of the STI Debt, the aggregate amount of outstanding indebtedness, including the Class A Preferred
                                 Stock, was $77.3 million (not including unused commitments of $13.8 million under the Working
                                 Capital Facility). See "1997 Refinancing" and
                                 "Description of Other Senior Indebtedness."

Security......................   The Exchange Notes will be secured by a first
                                 lien on and security interest in substantially all of the assets and properties owned by the Company excluding its receivables (at June 14,
                                 1997, $17.3 million) and inventory (at June 14,
                                 1997, $10.0 million) (and certain assets and rights relating thereto), certain funds (at
                                 June 14, 1997, $1.4 million) held in escrow for the benefit of the holders of the Industrial
                                 Development Revenue Bonds, the Company's real property, buildings, improvements and fixtures located at its plant in Knox County, Tennessee
                                 (at June 14, 1997, $2.8 million), the Company's property, plant and equipment located at its plant in Taylor County, Florida (at June 14,
                                 1997, $4.8 million) and certain other parcels of real property (at June 14, 1997, approximately $300,000). As of June 14, 1997, the assets and properties owned by the Company, other than the Excluded Collateral, had a book value of $100.1 million. See "Description of the Notes -- Security."

Restrictive Covenants.........   The Indenture contains certain covenants,
                                 including, but not limited to, covenants with respect to the following matters: (i) limitation on additional indebtedness; (ii) limitation on restricted payments; (iii) limitation on transactions with affiliates;
                                 (iv) limitation on liens; (v) limitation on sale of assets; (vi) limitation on issuances of guarantees of and pledges for indebtedness;
                                 (vii) restriction on transfer of assets; and
                                 (viii) restriction on consolidations, mergers and the sale of assets. See "Description of the Notes -- Certain Covenants."

Registration Rights...........   The Company entered into the Registration
                                 Rights Agreement with the Initial Purchaser for the benefit of all holders of Old Notes, in which it agreed to consummate the Exchange
                                 Offer within 150 days after the original issuance of the Old Notes. If the Company does not comply with certain covenants set forth in the Registration Rights Agreement, the Company will be obligated to pay additional interest to holders of the Notes.

Absence of a Public Market for
the Notes.....................   The Exchange Notes generally will be freely
                                 transferable (subject to the restrictions discussed elsewhere herein) but will be new securities for which initially there will not be a market. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The Company does not intend to apply for listing of the Exchange Notes on any national securities exchange or for quotation through the National
                                 Association of Securities Dealers Automated
                                 Quotation System. See

                                 "Risk Factors -- Lack of Public Market;
                                 Restrictions on Transferability."

Risk Factors..................   Prior to tendering Old Notes in the Exchange
                                 Offer, holders of Old Notes should carefully
                                 consider all of the information set forth in
                                 this Prospectus and, in particular, should
                                 evaluate the specific factors set forth under
                                 "Risk Factors" beginning on page   for risks
                                 involved with an investment in the Notes.
                                 Certain statements contained in this Prospectus which are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. See "Risk Factors
                                 -- Forward-Looking Statements" and
                                 "Management's Discussion and Analysis of
                                 Financial Condition and Results of Operations
                                 -- Cautionary Statements Related to
                                 Forward-Looking Statements."
\

          SUMMARY OF HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

     Set forth below are certain summary historical financial data for the Company as of December 31, 1994, December 30, 1995, December 28, 1996, June 15, 1996 and June 14, 1997 and for fiscal years 1994, 1995 and 1996 and for the 24-week periods ended June 15, 1996 and June 14, 1997. Also set forth below are certain pro forma financial data for the Company for fiscal 1996 and the 24-week period ended June 14, 1997. The summary historical financial information for the Company as of and for the full fiscal years indicated were derived from the financial statements of the Company which were audited by Arthur Andersen LLP, independent public accountants. The data for the 24-week periods ended and as of June 15, 1996 and June 14, 1997 are unaudited, but in the opinion of the Company's management, reflect all adjustments (which comprise only normal and recurring accruals) necessary for a fair presentation of the results of operations for such period. The results for the 24-week period ended June 14, 1997 may not be indicative of the results to be expected for fiscal 1997. The summary historical financial information set forth below should be read in conjunction with the financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The as adjusted balance sheet data are based on the historical financial information of the Company, adjusted to give effect to the Offering as if it occurred on June 14, 1997. The pro forma income statement data and pro forma other data are based on the summary historical financial data adjusted to give effect to the Old Note Offering as if it occurred at the beginning of the periods indicated. The unaudited pro forma and as adjusted data do not purport to represent what the Company's financial position or results of operations actually would have been if the Old Note Offering in fact had occurred at the beginning of the periods indicated or as of the specified date, or purport to project the Company's results of operations or financial position for any future period or at any future date.

See summary historical and unaudited pro forma financial data on following page.

     The unaudited pro forma data reflect: (i) the elimination of interest expense on the TFH Debt ($7.8 million for the year ended December 28, 1996 and $3.6 million for the 24-week period ended June 14, 1997), the Congress Debt ($300,000 for the year ended December 28, 1996 and $500,000 for the 24-week period ended June 14, 1997) and the STI Debt ($400,000 for the year ended December 28, 1996 and $300,000 for the 24-week period ended June 14, 1997); (ii) additional interest expense on the Notes and the Class A Preferred Stock ($7.1 million for the year ended December 28, 1996 and $3.2 million for the 24-week period ended June 14, 1997); and (iii) the amortization of debt issuance costs ($400,000 for the year ended December 28, 1996 and $200,000 for the 24-week period ended June 14, 1997). The as adjusted data reflect: (i) the receipt of the gross proceeds from the sale of the Notes ($60.0 million) and the payment of fees and expenses associated with the Old Note Offering ($3.2 million); (ii) the retirement of the Congress Debt ($8.9 million) and accrued interest thereon ($100,000); (iii) the exchange of $26.0 million of TFH Debt and accrued interest thereon for $7.0 million of Class A Preferred Stock and $19.0 million of Class B Preferred Stock, the latter of which is included in shareholders' equity; (iv) the repayment of the remaining $40.0 million of TFH Debt; and (v) the full satisfaction of the STI Debt and accrued interest thereon ($10.0 million).

                                                                                                          PRO FORMA
                                                                                                         ------------
                                          FISCAL YEAR ENDED                   24-WEEK PERIOD ENDED       FISCAL YEAR
                              ------------------------------------------   ---------------------------      ENDED
                              DECEMBER 31,   DECEMBER 30,   DECEMBER 28,     JUNE 15,       JUNE 14,     DECEMBER 28,
                                  1994           1995           1996           1996           1997           1996
                              ------------   ------------   ------------   ------------   ------------   ------------
   (DOLLARS IN THOUSANDS)                                                          (UNAUDITED)           (UNAUDITED)
INCOME STATEMENT DATA:
Net sales....................  $ 215,650      $ 198,340      $ 205,856       $ 91,811       $100,480      $ 205,856
Cost of goods sold...........   (130,774)      (125,396)      (133,624)       (59,398)       (62,908)      (133,624)
                               ---------      ---------      ---------       --------       --------      ---------
  Gross profit...............     84,876         72,944         72,232         32,413         37,572         72,232
Expenses and other income:
  Selling and administrative
    expenses.................    (78,937)       (75,783)       (69,735)       (30,688)       (34,732)       (69,735)
  Amortization of goodwill
    and intangible assets....     (1,678)        (1,678)        (1,678)          (775)          (774)        (1,678)
  Other income, net..........      1,890          3,296          1,309            238            513          1,309
  Restructuring and
    nonrecurring charges.....         --         (9,570)(a)     (3,793)(b)         --             --         (4,293)(b)(c)
                               ---------      ---------      ---------       --------       --------      ---------
                                 (78,725)       (83,735)       (73,897)       (31,225)       (34,993)       (74,397)
                               ---------      ---------      ---------       --------       --------      ---------
  Income (loss) from
    operations...............      6,151        (10,791)        (1,665)         1,188          2,579         (2,165)
Interest expense, net........     (6,405)        (7,870)        (9,402)        (3,687)        (4,768)        (8,443)(d)
                               ---------      ---------      ---------       --------       --------      ---------
  Loss before income taxes...       (254)       (18,661)       (11,067)        (2,499)        (2,189)       (10,608)
Provision (benefit) for
  income taxes...............        500           (400)            --            228            231             --
                               ---------      ---------      ---------       --------       --------      ---------
  Net loss...................  $    (754)     $ (18,261)     $ (11,067)      $ (2,727)      $ (2,420)     $ (10,608)
                               =========      =========      =========       ========       ========      =========
OTHER DATA:
EBITDA(e)....................  $  15,588      $  (1,196)     $   6,291       $  5,073       $  6,656      $   5,791
Adjusted EBITDA(f)...........     15,588          8,374         10,084          5,073          6,656         10,084
Cash interest expense(g).....      7,002          6,765          2,512            521          1,233          7,247(h)
Depreciation and
  amortization...............      9,437          9,595          7,956          3,885          4,077          7,956
Capital expenditures.........      9,006          7,304          5,798          1,728          1,910          5,798
Ratio of Adjusted EBITDA to
  net interest expense(i)....       2.43x          1.06x          1.07x          1.38x          1.40x          1.19x
Ratio of Adjusted EBITDA to
  cash interest expense(i)...       2.23           1.24           4.01           9.74           5.40           1.39
Ratio of earnings to fixed
  charges(j)(k)..............         --             --             --             --             --
Pro forma ratio of earnings
  to fixed charges(l)........                                                                                    --

                                 PRO FORMA
                               -------------
                                  24-WEEK
                               PERIOD ENDED
                                 JUNE 14,
                                   1997
                               -------------
   (DOLLARS IN THOUSANDS)       (UNAUDITED)
INCOME STATEMENT DATA:
Net sales....................    $100,480
Cost of goods sold...........     (62,908)
                                 --------
  Gross profit...............      37,572
Expenses and other income:
  Selling and administrative
    expenses.................     (34,732)
  Amortization of goodwill
    and intangible assets....        (774)
  Other income, net..........         513
  Restructuring and
    nonrecurring charges.....        (500)(c)
                                 --------
                                  (35,493)
                                 --------
  Income (loss) from
    operations...............       2,079
Interest expense, net........      (3,821)(d)
                                 --------
  Loss before income taxes...      (1,742)
Provision (benefit) for
  income taxes...............         231
                                 --------
  Net loss...................    $ (1,973)
                                 ========
OTHER DATA:
EBITDA(e)....................    $  6,156
Adjusted EBITDA(f)...........       6,656
Cash interest expense(g).....       3,445(h)
Depreciation and
  amortization...............       4,077
Capital expenditures.........       1,910
Ratio of Adjusted EBITDA to
  net interest expense(i)....        1.74x
Ratio of Adjusted EBITDA to
  cash interest expense(i)...        1.93
Ratio of earnings to fixed
  charges(j)(k)..............
Pro forma ratio of earnings
  to fixed charges(l)........          --

                                                                        AS OF                           AS OF JUNE 14, 1997
                                                      ------------------------------------------   ------------------------------
                                                      DECEMBER 31,   DECEMBER 30,   DECEMBER 28,                          AS
                                                          1994           1995           1996        HISTORICAL       ADJUSTED(M)
                                                      ------------   ------------   ------------   ------------      ------------
                                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Working capital...................................      $ 13,161       $(11,565)      $  7,362       $ 11,918          $ 11,600
Total assets......................................       162,403        138,500        139,790        136,688           138,494
Total debt........................................        70,054         75,297         88,516         93,277            70,336(n)
Class A Preferred Stock...........................            --             --             --             --             7,000
Total shareholders' equity........................        45,130         27,586         16,519         14,099            33,119

Footnotes on following page.

Footnotes from previous page.
---------------
(a) During 1995, the Company recorded restructuring and nonrecurring charges totaling $9.6 million. The charges included the following: (i) a nonrecurring charge related to the reorganization of and workforce reduction in the administrative and sales functions ($4.2 million); (ii) a nonrecurring charge related to the write-off of certain impaired assets ($8.6 million); (iii) a restructuring charge related to its distribution system ($6.5 million) and; (iv) the reversal of the remainder of a prior restructuring reserve originally established in 1991 ($9.7 million). See
    Note 2 of "Notes to Financial Statements" included elsewhere in this Prospectus and "Risk Factors -- History of Losses".

(b) In 1996, the Company recorded a nonrecurring charge ($3.8 million) for expenses associated with the refinancing. See Note 4 of Notes to financial statements included elsewhere in this Prospectus and "Risk Factors -- History of Losses".

(c) Includes a $500,000 one-time nonrecurring compensation charge to management of the Company upon consummation of the Offering. TFH will contribute $500,000 to the Company to fund the payment of this compensation charge. See "Management -- Incentive Compensation Plans -- Executive Incentive Plan."

(d) The pro forma interest expense reflects: (i) the elimination of interest expense on the TFH Debt ($7.8 million for the year ended December 28, 1996 and $3.6 million for the 24-week period ended June 14, 1997), the Congress Debt ($300,000 for the year ended December 28, 1996 and $500,000 for the 24-week period ended June 14, 1997), and the STI Debt ($400,000 for the year ended December 28, 1996 and $300,000 for the 24-week period ended June 14,
    1997); (ii) additional interest expense on the Notes and Class A Preferred Stock ($7.1 million for the year ended December 28, 1996 and $3.2 million for the 24-week period ended June 14, 1997), and; (iii) the amortization of debt issuance costs ($400,000 for the year ended December 28, 1996 and $200,000 for the 24-week period ended June 14, 1997).

(e) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of income (loss) before income taxes plus interest expense, depreciation and amortization. EBITDA is a widely accepted measure of a Company's ability to incur and service debt, undertake capital expenditures, and to meet working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered an alternative either to net income as an indicator of the Company's operating performance or as an indicator of the Company's liquidity.

(f) "Adjusted EBITDA" is EBITDA excluding restructuring and nonrecurring charges of $9.6 million for fiscal 1995 and $3.8 million for fiscal 1996 and on a pro forma basis, the $500,000 nonrecurring compensation charge for both pro forma periods presented.

(g) Cash interest expense is net interest expense less amounts not paid in cash for the period indicated including, among other things, interest accrued on the TFH Debt of $7.8 million in fiscal 1996 and $3.6 million for the 24-week period ended June 14, 1997.

(h) Pro forma cash interest expense is historical cash interest expense adjusted to include the interest on the Notes ($6.3 million for the year ended December 28, 1996 and $2.9 million for the 24-week period ended June 14,
    1997) and elimination of the cash paid for interest on the Congress Debt and the STI Debt ($1.7 million for the year ended December 28, 1996 and $700,000 for the 24-week period ended June 14, 1997).

(i) Ratio of Adjusted EBITDA to net interest expense or cash interest expense represents Adjusted EBITDA divided by net interest expense or cash interest expense.

(j) For purpose of computing the ratio of earnings to fixed charges, "earnings" consists of operating income (loss) before income taxes plus fixed charges, and "fixed charges" consists of net interest expense and the portion of rental expense deemed representative of the interest factor of approximately $1.0 million, $900,000 and $800,000 for fiscal 1994, 1995 and 1996, respectively, and $400,000 and $600,000 for the 24-week periods ended June 15, 1996 and June 14, 1997, respectively.

(k) The deficiency of the earnings to fixed charges was $700,000, $18.3 million, $11.1 million, $2.7 million and $2.4 million for the years ended December 31, 1994, December 30, 1995 and December 28, 1996 and for the 24-week periods ended June 15, 1996 and June 14, 1997, respectively.

(l) Pro forma ratio of earnings to fixed charges is calculated using the ratio of earnings to fixed charges, adjusted to give effect to the Offering by decreasing interest expense ($1.0 million and approximately $900,000 for the year ended December 28, 1996 and the 24-week period ended June 14, 1997, respectively), increasing amortization of debt issuance costs ($400,000 and $200,000 for the year ended December 28, 1996 and the 24-week period ended June 14, 1997, respectively) and including as a component of fixed charges the pre-tax earnings that would be required to cover the Class B Preferred Stock dividends ($4.4 million and $2.0 million for the year ended December 28, 1996 and the 24-week period ended June 14, 1997, respectively). The deficiency of pro forma earnings to fixed charges was $11.1 million and $2.2 million for the year ended December 28, 1996 and the 24-week period ended June 14, 1997, respectively.

(m) The as adjusted data reflect: (i) the receipt of the gross proceeds from the sale of the Notes ($60.0 million) and the payment of fees and expenses associated with the Old Note Offering ($3.2 million); (ii) the retirement of the Congress Debt ($8.9 million) and accrued interest thereon ($100,000);
    (iii) the exchange of $26.0 million of TFH Debt and accrued interest thereon for $7.0 million of Class A Preferred Stock and $19.0 million of Class B Preferred Stock, the latter of which is included in shareholders' equity;
    (iv) the repayment of the remaining $40.0 million of TFH Debt; and (v) the full satisfaction of the STI Debt and accrued interest thereon ($10.0 million).

(n) Excludes the Class A Preferred Stock of $7.0 million.

                                  RISK FACTORS

     In evaluating a decision to tender Old Notes in the Exchange Offer, holders of Old Notes should carefully consider the following risk factors as well as the other information set forth elsewhere in this Prospectus.

CONSEQUENCES OF FAILURE TO EXCHANGE.

     Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. Based interpretations by the Staff of the Commission set forth in no-action letter issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. Notwithstanding the foregoing, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company.) The Company has agreed that, for a period of 180 days from the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

NECESSITY TO COMPLY WITH EXCHANGE OFFER PROCEDURES.

     To participate in the Exchange Offer, and to avoid the restrictions on transfer of the Old Notes, holders of Old Notes must transmit a properly completed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth below under "The Exchange Offer -- Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates from such Old Notes must be received by the Exchange Agent along with a Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company pursuant to the procedure for book-entry transfer described herein, must be received by the Exchange Agent prior to the Expiration Date or (iii) the holder must comply with the guaranteed delivery procedures described herein. See "The Exchange Offer."

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE DEBT; RESTRICTIVE COVENANTS

     The Company has a significant amount of indebtedness. As of June 14, 1997, on a pro forma basis, after giving effect to the Old Note Offering and the application of the net proceeds therefrom, the repayment or exchange for Preferred Stock of the TFH Debt, the repayment of the Congress Debt and the full satisfaction of the STI Debt, the Company had $77.3 million of indebtedness outstanding (including the Class A Preferred Stock and not including unused commitments of $13.8 million under the Working Capital Facility). See "1997 Refinancing" and "Description of Other Senior Indebtedness." In addition, the Company's indebtedness may increase in the future due to, among other things, exchange of Class A Preferred Stock for

Exchange Notes. The Company's ability to satisfy its financial obligations under the Notes and under its other financing arrangements will depend upon its future operating performance, which is subject to prevailing economic conditions, the cost of borrowing and financial, business and other factors, many of which are beyond the Company's control. Although the Company believes that cash flow from operations and its available financing will provide adequate resources to satisfy its working capital, anticipated capital expenditure and liquidity requirements for at least the next four fiscal quarters, there is no assurance that this will be the case. Additionally, the Company anticipates that it will be required to refinance the Exchange Notes at maturity. No assurance can be given that the Company will be able to refinance the Exchange Notes on terms acceptable to it, if at all.

     If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company's current and future debt service obligations restrict certain activities which may result in significant consequences to holders of the Exchange Notes. The consequences of these restrictions could include the following: (i) the Company's ability to obtain financing for future working capital needs or acquisitions, or other purposes, may be limited; (ii) a significant portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for operations; and (iii) the Company may be more vulnerable to adverse economic conditions than less leveraged competitors and, thus, may be unable to withstand competitive pressures.

     The Indenture contains restrictive covenants, including, among others, covenants restricting additional liens, incurrence of additional indebtedness, sale of assets, payment of dividends, transactions with affiliates, making investments and certain other fundamental changes. See "Description of Notes -- Certain Covenants." In addition to these covenants, the Working Capital Loan Agreement contains other restrictive covenants, including, among others, working capital and tangible net worth tests. See "Description of Other Senior Indebtedness." These restrictions could limit the Company's ability to conduct its business. A failure to comply with the obligations contained in the Working Capital Facility or the Indenture could result in an event of default under such agreements, which could permit acceleration of the related debt and acceleration of debt under other agreements that may contain cross-acceleration or cross-default provisions.

HISTORY OF LOSSES

     The Company has undertaken several operational and financial restructurings in the past several years, and has incurred restructuring and nonrecurring charges of $9.6 million and $3.8 million in fiscal 1995 and 1996, respectively. In addition, the Company recorded net losses in fiscal 1992, 1993, 1994, 1995 and 1996. In fiscal 1991, the Company adopted a plan to restructure a substantial portion of its distribution system. The plan involved converting multi-route distributorships to single-route distributorships. In conjunction with this plan, the Company recorded a restructuring charge of $29.8 million (the "1991 Reserve") for costs and expenses related to the assumption of certain distributor liabilities, losses from the temporary operation of Company-owned routes and additional expenses.

     During the third quarter of fiscal 1995, the Company shifted the focus from the single-route distribution strategy to an emphasis on a multi-route distribution system. As a result, the remaining 1991 Reserve of $9.6 million was reversed. Management estimated that the Company would incur expenses of approximately $6.5 million to restructure the distribution system and recorded a new restructuring reserve in that amount. In addition to the $6.5 million restructuring reserve charge, the Company recorded nonrecurring charges of approximately $12.8 million associated with severance and other benefit costs related to changes in the administrative and sales functions and the write-off of certain assets.

     The Company expects to continue to incur losses for the next several years as it implements its new business strategy. There can be no assurance that the Company's business strategy will be successful or that the Company will generate net income in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Business Strategy."

COMPETITION

     The snack food industry is highly competitive. During the late 1980's and the first half of the 1990's, several large industry participants contributed to significant price competition within the snack food industry. Such price competition significantly reduced profit margins for the industry and ultimately led to the withdrawal or curtailment of operations of a number of snack food companies. Similar competitive pressures or other factors could cause the Company's products to lose market share or result in significant price erosion, which would have a material adverse effect on the Company's results of operations.

     The Company's principal products compete against food and snack products manufactured and sold by numerous national and regional companies, some of which are substantially larger and have greater resources than the Company, including Frito-Lay, the Procter & Gamble Company and Nabisco Inc. ("Nabisco"). The Company may be at a disadvantage compared to other companies which have greater financial and operational resources than the Company. There can be no assurance that the Company will be able to successfully compete for future business. See "Business -- Competition."

     The Company's net sales and unit volume could be negatively affected by its inability to maintain or increase prices, changes in geographic or product mix, a general decline in snack food consumption or the decision of its wholesale customers, retailers, distributors or consumers to purchase competitors' products instead of the Company's products. Wholesaler, retailer, distributor and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of the Company's products, including their quality or pricing, compared to competitive products. Unit volume and net sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers and retailers which could affect the supply, or consumer demand for, the Company's products.

RELIANCE ON DISTRIBUTOR NETWORK

     Sales to the Company's network of independent and Company-owned distributors accounted for approximately 62.6% of the Company's net sales in fiscal 1996. Additionally, the distribution network warehouses consigned inventory, makes deliveries and services National Accounts. Approximately 25.6% of the Company's total net sales in fiscal 1996 were attributed to National Accounts net sales. As of June 14, 1997, independent distributors operated approximately 90.8% of the routes in the Company's distribution network. Because the Company's distributors market the Company's products directly to retailers, recruiting, developing and retaining qualified distributors who will perform their work in accordance with the Company's specifications and quality standards is extremely important to the Company's performance and there can be no assurance that the distributors will comply with the Company's specifications and standards. The Company must continually identify and evaluate new distributors and re-evaluate existing ones. There can be no assurance that the Company will continue to be able to identify, develop and retain sufficient numbers of qualified distributors. In addition, the distributors, while independent, are the representatives of the Company in their markets, and thus a weak distributor can negatively impact the perception of the Company and hurt the Company's performance.

     The Company's independent distributors are independent contractors and are responsible for securing their own financing for their distribution and marketing costs. In the past, certain of the Company's distributors have been unable to secure additional financing and have had to cease operations. There can be no assurance that the Company's distributors will be able to meet their future financing requirements, and thus be able to continue to distribute the Company's products.

     As of June 14, 1997, 17 distributors have entered into the 1997 Distributor Agreement, 335 of the distributors operate distributorships under previous agreements with other terms and conditions and 563 of the distributors operate under informal agreements or have not entered into any written distribution agreement with the Company. Consequently, a significant number of distributors are not contractually bound to continue their relationships with the Company. See "Business -- Distribution."

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends in large part on the efforts and abilities of its executive officers and there can be no assurance that the Company will be able to retain such officers. In particular, the loss of Mr. Divin, the Company's President and Chief Executive Officer, Mr. Gaston, the Company's Senior Vice President and Chief Financial Officer or Mr. Barker, the Company's Senior Vice President -- Marketing, could have a material adverse effect on the Company's operations. The Company does not maintain key-person life insurance policies on any of its executives. See "Management."

LACK OF PUBLIC MARKET; RESTRICTIONS ON TRANSFERABILITY

     The Exchange Notes will constitute a new issue of securities with no established trading market. Although the Initial Purchaser has informed the Company that it currently intends to make a market in the Exchange Notes, it is not obligated to do so and any such market making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. Accordingly, there can be no assurance as to the continuity or liquidity of any market for the Notes and the Exchange Notes.

     The liquidity of, and trading market for the Old Notes or the Exchange Notes may also be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

LIMITATIONS ON SECURITY INTEREST

     The Exchange Notes will be secured by a first priority lien and security interest in the Collateral, subject to certain rights and interests of Congress in intellectual property and certain assets of the Company under an intercreditor agreement (the "Congress Intercreditor Agreement") between Congress and the Trustee (as defined). See "Description of the Notes -- Security." As of June 14, 1997, the net book value of the Collateral was approximately $100.1 million; however, the Company has not conducted an appraisal of the Collateral. Some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral could be sold or, if sold, that the value of the Collateral will be sufficient to repay obligations under the Notes. The Collateral release provisions of the Indenture permit the release of Collateral without substituting collateral of equal value under certain limited circumstances. See "Description of the Notes -- Security," and "-- Possession, Use and Release of Collateral."

     In addition, the Class A Preferred Stock may in certain instances be exchanged into Exchange Notes. Such exchange would increase the principal amount of Exchange Notes outstanding up to a maximum of $10.0 million, and in turn would dilute the collateral coverage of the Exchange Notes. See "Description of Capital Stock."

     The right of the Trustee (as defined) under the Indenture and the Security Documents (as defined in the Indenture) to foreclose upon the Collateral upon the occurrence of an event of default on the Exchange Notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy or reorganization case were to be commenced by or against the Company. Under applicable bankruptcy law, secured creditors such as the holders of the Exchange Notes are prohibited from foreclosing upon or disposing of a debtor's property without prior bankruptcy court approval. Moreover, applicable bankruptcy law permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict when the Trustee could obtain or dispose of the Collateral or whether or to what extent holders of the Exchange Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection." If a bankruptcy court were to determine that the value of the Collateral were insufficient to repay all amounts due in respect of the Exchange Notes, the holders of Exchange Notes would become holders of "under secured claims" and, as such, would be unable to receive payments of accruals of interest, costs and attorneys' fees during the debtor's bankruptcy proceeding.

     Certain of the Collateral is located in California, which has various legal restrictions regarding the disposition of real property collateral, including the following restrictions. Under California law and case law interpretations, following a foreclosure sale of real property the right of a secured party to obtain a deficiency judgment against an obligor (i.e., the difference between the amount realized on foreclosure and the fair market value thereof) is limited. No deficiency judgment is permitted under California law following a non-judicial sale under the power of sale provision in a California deed of trust. Other California statutes require that a secured party exhaust the security afforded under the deed of trust by foreclosure before bringing a contract claim against the obligor for recovery of the debt.

DISTRIBUTOR FINANCING ARRANGEMENTS WITH STI

     Approximately 390 of the Company's distributors have financing arrangements with STI. In the event these distributors default and STI subsequently forecloses on some or all of the collateral pledged by such distributors, STI will control certain of the Company's distribution assets and routes. STI will have the ability to resell any assets and routes on which it forecloses. The Company will have a first-option to purchase any such assets or routes at 40.0% of the outstanding obligation to which such assets or routes relate. There can be no assurance that the Company will have the ability to purchase such assets or routes or that the Company will choose to do so. In the event the Company cannot or does not purchase such assets or routes, STI can retain ownership or sell the assets or routes to any other person, including a competitor of the Company. The loss by the Company of the ability to control such assets or routes could have a material adverse effect on the Company. In addition, in certain circumstances STI can maintain deficiency claims against a distributor even after foreclosing on the assets and routes pledged by such distributor to STI. In such event, (a) the Company's relationship with its distributors generally may suffer or (b) the Company may be subject to counterclaims by such distributor.

COMPANY REPURCHASE REQUIREMENT

     Subject to certain conditions, the Company is obligated to repurchase, for either cash or a note, distributorships and distributorship assets from certain independent distributors at a multiple of 3.5 times the amount of the average annual Net Free Cash Flow (as defined in the 1997 Distributor Agreement) of the distributorship, measured over the preceding three years. Net Free Cash Flow is calculated by the Company in accordance with limitations and exclusions set forth in the 1997 Distributor Agreement (as defined) and excludes debt service, income taxes, dividends, owner withdrawals (other than reasonable management compensation) and any receipts arising from service to the Company as a delivery agent to National Accounts. This repurchase requirement is conditioned upon a distributor's full compliance with all of the terms and conditions of the 1997 Distributor Agreement during the three full years preceding the date of the request. As of June 14, 1997, 17 of the Company's distributors have entered into the 1997 Distributor Agreement, the first of which became effective in early 1997. Consequently, the Company will not be required to repurchase distributorships, if so requested, pursuant to the 1997 Distributor Agreement until the first distributors become eligible in 2000. In the event a significant portion of the Company's distributors were to request and then qualify for the benefits of the Company's repurchase obligation, there can be no assurance that the Company would have funds available to make such repurchases. The inability to repurchase the routes could have a material adverse effect on the Company. See "Business -- Distribution."

FOOD PRODUCT INDUSTRY OPERATIONS

     The Company's continued success depends on the timely introduction of successful new products. The Company generally does not develop new types of snack foods, but instead creates products designed to meet existing consumer demand based on proven product concepts already in the market. The manufacturing, marketing and sale of either existing or newly developed food products involve many risks and are subject to numerous factors outside of the Company's control. There can be no assurance that the Company will realize profits from any of its current product lines or from new products which may be either developed or acquired by the Company in the future.

     Food products companies are subject to a number of risks, including without limitation: adverse changes in general economic conditions; evolving consumer preferences; nutritional and health-related concerns; shortages in supply of and fluctuations in raw materials prices; changes in food distribution dynamics such as the increasing buying power of large supermarket chains and other retail outlets; federal, state and local food processing and labeling controls; consumer product liability claims; risks of product tampering or other quality assurance concerns; and the availability and expense of liability insurance.

CHANGE OF CONTROL OFFER

     If a Change of Control shall occur at any time, then each holder of the Exchange Notes shall have the right to require that the Company purchase such holder's Exchange Notes for cash in an amount equal to 101.0% of the principal amount of such Exchange Notes plus accrued and unpaid interest, if any, to the date of purchase pursuant to procedures set forth in the Indenture. There can be no assurance that, in the event of a Change of Control, the Company will have available funds sufficient to make any such purchases. The failure of the Company upon a Change of Control to offer to purchase the Exchange Notes or to consummate the purchase requested by the holders of the Exchange Notes would constitute an event of default under the Indenture. Such event of default would permit acceleration of indebtedness under other indebtedness agreements that contain cross-acceleration or cross-default provisions. See "Description of Other Senior Indebtedness" and "Description of the Notes -- Events of Default."

SIGNIFICANT CONTRACT CUSTOMERS AND AFFILIATED SUPPLIERS

     In fiscal 1996, the Company derived 10.5% of its net sales from Contract Sales and 5.0% of its net sales from Affiliated Products. The Company anticipates that one of its Contract Sales customers, which accounted for $13.4 million of net sales in 1996, will decrease its purchases from the Company in the latter part of fiscal 1997. Should such decrease occur, there can be no assurance the Company will be able to locate a suitable replacement for the net sales previously generated by this Contract Sales customer. In the event other significant Contract Sales customers or Affiliated Suppliers terminate their relationships with, or decrease purchases from the Company, there can be no assurance the Company would find satisfactory replacements for such Contract Sales customers or Affiliated Suppliers or would be able to otherwise replace the revenue derived from the sale of such products.

TFH STOCKHOLDERS' LETTERS OF CREDIT

     In connection with the 1988 Acquisition (as defined), the Company indemnified its predecessor for the latter's obligations with respect to the Industrial Development Revenue Bonds. The Company supported such indemnification by posting the Company's Letter of Credit. As a part of the 1996 Refinancing, the TFH Stockholders replaced the Company's Letter of Credit with the TFH Stockholders' Letters of Credit. In connection with the 1996 Refinancing, the TFH Stockholders assigned their reimbursement rights against the Company to TFH and TFH agreed to subordinate its rights to Congress. TFH has waived any rights or claims to reimbursement by the Company in connection with such TFH Stockholders' Letters of Credit through December 31, 2005 and has subordinated its rights to reimbursement to the Notes. Thereafter, subject to the terms of the subordination, the Company will be obligated to reimburse TFH for any draws which have been or are subsequently made on the TFH Stockholders' Letters of Credit. There can be no assurance that, in the event of a draw on any of the TFH Stockholders' Letters of Credit after 2005, the Company will have available funds sufficient to reimburse TFH. The inability of the Company to so reimburse TFH or the TFH Stockholders could have a material adverse effect on the Company. See "Description of Other Senior Indebtedness -- Description of Industrial Development Revenue Bonds" and "Certain Transactions."

ENVIRONMENTAL CONCERNS

     Real property pledged as security to a lender may be subject to known and unforeseen environmental risks. Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), under certain limited circumstances, a lender may be considered a current owner or operator of a property who can be held liable under CERCLA for certain response costs and damages in the event of a release of hazardous materials from or on property. There may be similar risks under various state laws and common law theories. Under the Indenture, the Trustee may, prior to taking certain actions and exercising certain remedies on behalf of the holders of the Notes, request that the holders provide an indemnification against the Trustee's costs, expenses and liabilities. It is possible that CERCLA or other cleanup costs could become a liability of the Trustee and cause a loss to any holders that provided an indemnification. In addition, holders may act directly rather than through the Trustee, in specified circumstances, in order to pursue a remedy under the Indenture. If the holders exercise that right, they could be deemed lenders that are subject to the risks discussed above. See "-- Government Regulation."

AVAILABILITY AND PRICE OF RAW MATERIALS

     The availability and cost of raw materials for the manufacture of the Company's products, including potatoes, nuts, corn, flour and oils, are subject to crop size and yield fluctuations caused by factors beyond the Company's control, such as weather conditions and plant diseases. Additionally, the supply of potatoes, nuts and other raw materials used in the Company's products could be reduced by a determination of the United States Department of Agriculture (the "USDA") or other government agency that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated. Shortages in the supply of and increases in the prices of raw materials used by the Company in its products could have an adverse impact on the Company's profitability. Occasionally, the Company makes advance purchase commitments of raw materials significant to its business in order to lock in what is perceived to be favorable pricing. In some cases, the Company also seeks to protect itself from basic market price fluctuations of products through hedging transactions. See "Business -- Sources and Availability of Raw Materials."

     The Company currently purchases its supply of peanuts indirectly from approximately 175 independent farmers. The Company finances such purchases through an arrangement with the Golden Peanut Company ("Golden Peanut"). If the arrangement with Golden Peanut were terminated, the Company would have to seek another source for financing its purchase of peanuts. There is no assurance that the Company could find such a source. Delays or increased costs resulting therefrom or from having to purchase peanuts in the open market could have a material adverse effect on the Company.

     The Company purchases all of its requirements for non-agricultural raw materials, including packaging, on the open market. Although the Company has not experienced any difficulty in obtaining adequate supplies of such items, occasional periods of short supply of certain raw materials may occur. See "Business -- Sources and Availability of Raw Materials."

SEASONALITY; CASH NEEDS

     The Company has greater cash needs in its first and second fiscal quarters due to purchases of peanuts and the payment of distributor and trade account bonuses and management incentives and to a lesser extent, seasonal sales increases. Although management believes that the availability under the new Working Capital Facility and its arrangement with Golden Peanut, together with the cash generated from operations, will be adequate to provide for its cash requirements, there can be no assurance that such funds will be adequate in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

GOVERNMENT REGULATION

     The Company's production facilities and products are subject to numerous federal, state and local laws and regulations concerning, among other things, health and safety matters, food manufacturing, food regulation, product labeling, advertising and the environment. Compliance with current federal, state and local laws and regulations is not expected to have a material adverse effect upon the earnings or competitive position of the Company. However, the Company cannot predict the effect, if any, of laws and regulations that may be enacted in the future, or of changes in the enforcement of existing laws and regulations that are subject to extensive regulatory discretion. See "Business -- Government Regulation."

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Offering Memorandum which are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. These forward-looking statements are based on assumptions which the Company believes are reasonable. However, there can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly higher or lower than set forth in such forward-looking statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Cautionary Statements Related to Forward-Looking Statements."

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Old Notes were sold by the Company on October 14, 1997 to the Initial Purchaser, which placed the Old Notes with institutional investors. In connection therewith, the Company and the Initial Purchaser entered into the Registration Rights Agreement, pursuant to which the Company agreed that it would, at its cost, for the benefit of the holders of the Old Notes (the "Holders"), (i) within 60 days after the date of original issuance of the Old Notes (the "Filing Date"), file with the Commission the Registration Statement (of which this Prospectus forms a part) under the Securities Act with respect to the Exchange Offer to exchange the Old Notes for Exchange Notes of the Company terms substantially identical in all material respects to the Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) and (ii) cause such Registration Statement to be declared effective under the Securities Act within 150 days following the date of original issuance of the Old Notes. Upon the Registration Statement being declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the Holders. For each of the Old Notes surrendered to the Company pursuant to the Exchange Offer, the Holder who surrendered such Old Notes will receive an Exchange Note having a principal amount equal to that of the surrendered Notes. Interest on each Exchange Note will accrue (A) from the later of (i) the last interest payment date on which interest was paid on the Old Note surrendered in exchange therefor, or (ii) if the Old Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on the Old Notes, from the date of original issuance of the Old Notes.

     The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for sale, resold or otherwise transferred by any holder with compliance with the registration and prospectus deliver provisions of the Securities Act. Instead, under existing interpretations of the Commission contained in several no-action letters to third parties, management of the Company believes the Exchange Notes will be freely transferable by holders thereof (other than affiliates of the Company) after the Exchange Offer without further registration under the Securities Act; provided, however, that each Holder that wishes to exchange its Old Notes for Exchange Notes will be required to represent (i) that any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities
Act) of the Exchange Notes in violation of the Securities Act, (iii) that it is not an "affiliate" (as defined in Rule 405 promulgated under the Securities Act) of the Company, (iv) if such Holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of Exchange Notes and (v) if such Holder is a broker-dealer (a "Participating Broker-Dealer") that will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making or other trading activities, that it will deliver this Prospectus in connection with any resale of such Exchange Notes. The Company will agree to make available, during the period required by the Securities Act, this Prospectus for use by Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of Exchange Notes.

     If, (i) because of any change in law or in currently prevailing interpretations of the staff of the Commission, the Company is not permitted to effect the Exchange Offer, (ii) the Exchange Offer is not consummated within 195 days of the date of the original issuance of the Old Notes, (iii) in certain circumstances, certain holders of unregistered Exchange Notes so request, or
(iv) in the case of any Holder that participates in the Exchange Offer, such Holder does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such Holder as an affiliate of the Company or within the meaning of the Securities Act), then in each case, the Company will (x) promptly deliver to the Holders and the Trustee written notice thereof and (y) at their sole expense, (a) as promptly as practicable, file a shelf registration statement covering resales of the Old Notes (the "Shelf Registration Statement"), (b) use their best efforts to cause the Shelf Registration Statement to be declared effective under Securities Act and (c) use their best efforts to keep effective the Shelf Registration Statement until the earlier of three years after its effective date or such time as all of the applicable Old Notes have been sold thereunder. The Company will, in the event that a Shelf Registration Statement is filed, provide to each Holder copies of the prospectus that is a part of the Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement for the Old Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes. A Holder that sells Old Notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a Holder (including certain indemnification rights and obligations).

     If the Company fails to comply with the above provision or if the Registration Statement or the Shelf Registration Statement fails to become effective, then, as liquidated damages, additional interest (the "Additional Interest") shall become payable in respect of the Old Notes as follows:

           (i) if (A) neither the Registration Statement nor the Shelf Registration Statement is filed with the Commission on or prior to the Filing Date or (B) notwithstanding that the Company has consummated or will consummate an Exchange Offer, the Company is required to file a Shelf Registration Statement and such Shelf Registration Statement is not filed on or prior to the date required by the Registration Rights Agreement, then commencing on the day after either such required filing date, Additional Interest shall accrue on the principal amount of the Old Notes at a rate of 0.50% per annum for the first 90 days immediately following each such filing date, such Additional Interest rate increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; or

           (ii) if (A) neither the Registration Statement nor the Shelf Registration Statement is declared effective by the Commission on or prior to 150 days after the applicable filing date or (B) notwithstanding that the Company has consummated or will consummate an Exchange Offer, the Company is required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the Commission on or prior to the 90th day following the date such Shelf Registration Statement was filed, then, commencing on the day after the required effectiveness date, Additional Interest shall accrue on the principal amount of the Old Notes at a rate of 0.50% per annum for the first 90 days immediately following such date, such Additional Interest rate increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; or

          (iii) if (A) the Company has not exchanged Exchange Notes for all Old Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to the 45th day after the date on which the Registration Statement was declared effective or (B) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the third anniversary from the date such Shelf Registration Statement was declared effective (other than after such time as all Old Notes have been disposed of thereunder), then Additional Interest shall accrue on the principal amount of the Old Notes at a rate of 0.50% per annum for the first 90 days commencing on (x) the 46th day after such Exchange Offer effective date, in the case of (A) above, or (y) the day such Shelf Registration Statement ceases to be effective in the case of (B) above, such Additional Interest rate increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; provided, however, that the Additional Interest rate on the Notes may not exceed in the aggregate 1.00% per annum; provided, further, however, that (1) upon the filing of the Registration Statement or a Shelf Registration Statement (in the case of clause (i) above), (2) upon the effectiveness of the Registration Statement or a Shelf Registration Statement (in the case of clause (ii) above), or (3) upon the exchange of Exchange Notes for all Old Notes tendered (in the case of clause (iii) (A) herein), or upon the effectiveness of the Shelf Registration Statement which had ceased to remain effective (in the case of clause (iii) (B) herein), Additional Interest on the Old Notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

     Any amounts of Additional Interest due pursuant to clause (i), (ii) or
(iii) above will be payable in cash on May 15 and November 15 of each year to the Holders of record on the preceding May 1 or November 1, respectively.

     The Old Notes are designated for trading in the PORTAL market. To the extent Old Notes are tendered and accepted in the Exchange Offer, the principal amount of outstanding Old Notes will decrease with a resulting decrease in the liquidity in the market therefor. Following the consummation of the Exchange Offer, Holders who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not be entitled to certain rights under the Registration Rights Agreement and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the Registration Rights Agreement, a copy of which will be available upon request to the Company.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m. Eastern Standard Time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Old Notes, except that the Exchange Notes have been registered under the Securities Act and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for payment of liquidated damages under certain circumstances relating to the Registration Rights Agreement, which provisions will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture under which the Old Notes were, and the Exchange Notes will be, issued.

     As of the date of this Prospectus, $60.0 million aggregate principal amount of the Old Notes are outstanding. The Company has fixed the close of business on
                    , 19 , as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus, together with the Letter of Transmittal, will be sent. As of such date, there was registered Holder.

     Holders do not have any appraisal or dissenters' rights under the Delaware General Corporation Law (the "DGCL") or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder.

     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral notice (confirmed in writing) or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of the exchange of Old Notes.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall 5:00 p.m., Eastern Standard Time, on
               , 199 , unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral notice (confirmed in writing) or written notice and will make a public announcement thereof prior to 9:00 a.m., Eastern Standard Time, on the next business day after each previously scheduled expiration date.

     The Company reserves the right, in its sole discretion: (i) to delay accepting any Old Notes, to extend the Exchange Offer or, if any of the conditions set forth below under "-- Conditions" shall not have been satisfied, to terminate the Exchange Offer, by giving oral notice (confirmed in writing) or written notice of such delay, extension or termination to the Exchange Agent; or
(ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a Prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five-to-ten business-day period.

     Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcements, other than by making a timely release to the Dow Jones News Service.

PROCEDURES FOR TENDERING

     The tender of Old Notes by a Holder thereof pursuant to one of the procedures set forth below and the acceptance thereof by the Company will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the letter of Transmittal. This Prospectus, together with the Letter of Transmittal, will
first be sent on or about                , 199 , to all Holders of Old Notes
known to the Company and the Exchange Agent.

     Only a Holder of Old Notes may tender such Old Notes in the Exchange Offer. A Holder who wishes to tender any Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, including any other required documents, to the Exchange Agent prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company, (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the Holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Old Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "-- Exchange Agent" prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date.

     The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the Holder and delivery will be deemed made only when actually received by the Exchange Agent. Instead of delivery by mail, it is recommended that Holders use an overnight or hand delivery service. If such delivery is by mail, it is recommended that registered mail, return receipt requested, be used and proper insurance be obtained. In all cases, sufficient time should be allowed to assure timely delivery to the Exchange Agent before the Expiration Date. No Letter of Transmittal or Old Notes should be sent to the Company.

     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such beneficial owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

     Signatures on a Letter of Transmittal or notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 promulgated under the Exchange Act (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered Holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Old Notes.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that the Company determines are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     By tendering, each Holder will represent to the Company, among other things, that (i) the Exchange Notes acquired by the Holder and any beneficial owners of Old Notes pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, (ii) neither the Holder nor such beneficial owner has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes, (iii) neither the Holder nor such beneficial owner nor any such person is engaging in or intends to engage in a distribution of such Exchange Notes, and (iv) neither the Holder nor any such other person is an "affiliate," as defined under Rule 405 promulgated under the Securities Act, of the Company. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company), may participate in the

Exchange Offer but may be deemed an "underwriter" under the Securities Act and, therefore, must acknowledge in the Letter of Transmittal that it will deliver a Prospectus in connection with any re-sale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities act. See "Plan of Distribution."

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedure for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimiles thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Deliver (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificates(s) representing the Old Notes, or a Book-Entry Confirmation, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender the Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"),
(ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the persons withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly re-tendered. Properly withdrawn Old Notes may be re-tendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

     Any Old Notes which have been tendered but which are not accepted for payment due to withdrawal, rejection of tender or termination of the Exchange Offer will be returned as soon as practicable to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Boo-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes).

CONDITIONS

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange Exchange Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

          (a) the Exchange Offer shall violate applicable law or any applicable interpretation of the staff of the Commission; or

          (b) any action or proceeding is instituted or threatened in any court or by any governmental agency that might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company; or

          (c) any governmental approval has not been obtained, which approval the Company shall deem necessary for the consummation of the Exchange Offer.

     If the Company receives an opinion of counsel that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders (or, in the case of Old Notes tendered by book-entry transfer provisions described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility),
(ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see "-- Withdrawal of Tenders"), or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during five-to-ten-business-day period.

EXCHANGE AGENT

     IBJ Schroder Bank & Trust Company has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of

Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

     By Mail or Hand/Overnight Delivery:                       By Facsimile:
      IBJ Schroder Bank & Trust Company                       (212) 858-2952
              One State Street
          New York, New York 10004                         Confirm by Telephone:
                                                              (212) 858-2657

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, facsimile, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting fees and legal fees, among others.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Old Notes, which is face value less accrued original issue discount, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized as a result of consummation of the Exchange Offer. The expenses of the Exchange Offer and the unamortized expenses related to the issuance of the Old Notes will be amortized over the term of the Exchange Notes.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the Exchange Offer. The net proceeds from the Old Notes Offering were approximately $56.8 million (after deduction of discounts to the Initial Purchaser and other expenses). Such net proceeds, plus certain of the Company's operating cash were used to (i) repay the Congress Debt and accrued interest thereon; (ii) repay $40.0 million of the outstanding TFH Debt; and (iii) pay $10.0 million in full satisfaction of the STI Debt.

                                 CAPITALIZATION

     The following table sets forth the historical short-term debt and capitalization of the Company as of June 14, 1997 and the capitalization of the Company to give effect to the Old Note Offering and the application of the net proceeds therefrom, as if it occurred on June 14, 1997. This table should be read in conjunction with the historical and pro forma financial statements and the related notes appearing elsewhere in this Prospectus.

                                                                   AS OF JUNE 14, 1997
                                                                --------------------------
                                                                                   AS
                                                                HISTORICAL     ADJUSTED(A)
                                                                -----------    -----------
                                                                  (DOLLARS IN THOUSANDS)
                                                                       (UNAUDITED)
Short-term debt:
  Current portion of Congress Debt..........................     $  1,803       $     --
  Current portion of capital lease and other debt
     obligations............................................           25             25
                                                                 --------       --------
     Total short-term debt..................................     $  1,828       $     25
                                                                 ========       ========
Long-term debt:
  TFH Debt..................................................     $ 59,828       $     --
  Accrued interest due to TFH...............................        6,192             --
  Senior Secured Notes......................................           --         60,000
  Congress Debt.............................................        7,135             --
  Industrial Development Revenue Bonds......................       10,000         10,000
  Note payable to STI.......................................        7,983             --
  Capital lease and other debt obligations..................          311            311
                                                                 --------       --------
     Total long-term debt...................................       91,449         70,311
Exchangeable Preferred Stock, $.01 par value -- 7,000 shares authorized, Class A, 7,000 shares issued and
  outstanding...............................................           --          7,000
Shareholders' equity:
  Preferred Stock, $.01 par value -- 21,737 shares
     authorized, Class B, 21,737 shares issued and
     outstanding............................................           --         19,020
  Common Stock, $.01 par value -- 10,000 shares authorized,
     5,000 shares issued and outstanding....................           --             --
  Additional paid-in capital................................       42,725         43,725
  Accumulated deficit.......................................      (28,626)       (29,626)
                                                                 --------       --------
     Total shareholders' equity.............................       14,099         33,119
                                                                 --------       --------
Total capitalization........................................     $105,548       $110,430
                                                                 ========       ========

---------------
(a) The Company used the net proceeds from the Old Note Offering to repay the Congress Debt and accrued interest thereon, to repay a portion of the TFH Debt and accrued interest thereon, and to fully satisfy the STI Debt and accrued interest thereon. The TFH Debt not otherwise repaid from the proceeds of the Old Note Offering were exchanged for Class A Preferred Stock and Class B Preferred Stock. See "1997 Refinancing."

                         SELECTED HISTORICAL FINANCIAL DATA

     Set forth below are certain summary historical financial data for the Company as of and for the 24-week periods ended June 14, 1997 and June 15, 1996, fiscal years 1996, 1995 and 1994, and for the period from April 25, 1993 through January 1, 1994, as well as selected historical financial data for the Company prior to the 1993 Refinancing (the "Predecessor") as of April 24, 1993 and January 2, 1993 and for the period from January 3, 1993 through April 24, 1993 and fiscal 1992. The selected historical financial information for the Company and the Predecessor as of and for the full fiscal years and periods indicated were derived from the financial statements for the Company which were audited by Arthur Andersen LLP, independent public accountants. The data as of and for the 24-week periods ended June 14, 1997 and June 15, 1996 are unaudited, but in the opinion of the Company's management, reflect all adjustments (which comprise only normal and recurring accruals) necessary for a fair presentation of the financial position of the results of operations for such periods. The results for the 24-week period ended June 14, 1997 may not be indicative of the results to be expected for the 1997 fiscal year. The summary historical financial information set forth below should be read in conjunction with the financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. Financial data of the Company subsequent to the 1993 Refinancing reflect the purchase accounting treatment of the 1993 Refinancing. Accordingly, the financial data of the Predecessor and the Company are not comparable in all material respects, since such data reflect the financial positions and results of operations of these two separate entities.

Selected historical financial data on following page.

                                  PREDECESSOR
                         ------------------------------
                                             FOR THE           FOR THE
                                           PERIOD FROM       PERIOD FROM
                                            JANUARY 3,        APRIL 25,
                         FISCAL YEAR           1993              1993                    FISCAL YEAR ENDED
                            ENDED            THROUGH           THROUGH      -------------------------------------------
                          JANUARY 2,        APRIL 24,         JANUARY 1,    DECEMBER 31,   DECEMBER 30,    DECEMBER 28,
                             1993              1993              1994           1994           1995            1996
(DOLLARS IN THOUSANDS)   ------------      ------------      ------------   ------------   ------------    ------------

INCOME STATEMENT DATA:
Net sales..............  $    224,553      $     67,073      $    149,730   $    215,650   $    198,340    $    205,856
Costs of goods sold....      (132,455)          (39,675)          (88,391)      (130,774)      (125,396)       (133,624)
                         ------------      ------------      ------------   ------------   ------------    ------------
  Gross profit.........        92,098            27,398            61,339         84,876         72,944          72,232
Expenses and other
  income:
  Selling and
    administrative
    expenses...........       (77,875)          (25,165)          (52,060)       (78,937)       (75,783)        (69,735)
  Amortization of
    goodwill and
    intangible
    assets.............        (2,385)             (835)           (1,051)        (1,678)        (1,678)         (1,678)
  Other income, net....         1,207               379             1,958          1,890          3,296           1,309
  Restructuring and
    nonrecurring
    charges............        (1,000)           (1,945)               --             --         (9,570)(a)       (3,793)(b)
                         ------------      ------------      ------------   ------------   ------------    ------------
                              (80,053)          (27,566)          (51,153)       (78,725)       (83,735)        (73,897)
                         ------------      ------------      ------------   ------------   ------------    ------------
  Income (loss) from
    operations.........        12,045              (168)           10,186          6,151        (10,791)         (1,665)
Interest expense,
  net..................       (15,696)           (5,362)           (3,859)        (6,405)        (7,870)         (9,402)
                         ------------      ------------      ------------   ------------   ------------    ------------
  Income (loss) before
    provision (benefit)
    for income taxes...        (3,651)           (5,530)            6,327           (254)       (18,661)        (11,067)
Provision for (benefit
  from) income taxes...            --                --             2,541            500           (400)             --
                         ------------      ------------      ------------   ------------   ------------    ------------
  Net income (loss)....  $     (3,651)     $     (5,530)     $      3,786   $       (754)  $    (18,261)   $    (11,067)
                         ============      ============      ============   ============   ============    ============
OTHER DATA:
EBITDA(c)..............  $     25,646      $      4,091      $     15,849   $     15,588   $     (1,196)   $      6,291
Adjusted EBITDA(d).....        26,646             6,036            15,849         15,588          8,374          10,084
Cash interest
  expense(e)...........        11,777             3,323             5,365          7,002          6,765           2,512
Depreciation and
  amortization.........        13,601             4,259             5,663          9,437          9,595           7,956
Capital expenditures...         5,661             1,794             4,625          9,006          7,304           5,798
Ratio of Adjusted
  EBITDA to net
  interest
  expense(f)...........          1.70x             1.13x             4.11x          2.43x          1.06x           1.07x
Ratio of Adjusted
  EBITDA to cash
  interest
  expense(f)...........          2.26              1.82              2.95           2.23           1.24            4.01
Ratio of earnings to
  fixed
  charges(g)(h)........            --                --              1.85             --             --              --
BALANCE SHEET DATA (AS
  OF END OF PERIOD):
Working capital
  (deficit)............  $   (125,132)(i)  $   (129,374)(i)  $     14,455   $     13,161   $    (11,565)   $      7,362
Total assets...........       147,360           145,559           161,629        162,403        138,500         139,790
Total debt.............       136,872           136,845            72,906         70,054         75,297          88,516
Class A Preferred
  Stock................            --                                  --             --             --              --
Total shareholders'
  (deficit) equity.....       (52,642)          (57,652)           46,601         45,130         27,586          16,519


                            24-WEEK PERIOD ENDED
                         ---------------------------
                           JUNE 15,       JUNE 14,
                             1996           1997
(DOLLARS IN THOUSANDS)   ------------   ------------
                                 (UNAUDITED)
INCOME STATEMENT DATA:
Net sales..............  $     91,811   $    100,480
Costs of goods sold....       (59,398)       (62,908)
                         ------------   ------------
  Gross profit.........        32,413         37,572
Expenses and other
  income:
  Selling and
    administrative
    expenses...........       (30,688)       (34,732)
  Amortization of
    goodwill and
    intangible
    assets.............          (775)          (774)
  Other income, net....           238            513
  Restructuring and
    nonrecurring
    charges............            --             --
                         ------------   ------------
                              (31,225)       (34,993)
                         ------------   ------------
  Income (loss) from
    operations.........         1,188          2,579
Interest expense,
  net..................        (3,687)        (4,768)
                         ------------   ------------
  Income (loss) before
    provision (benefit)
    for income taxes...        (2,499)        (2,189)
Provision for (benefit
  from) income taxes...           228            231
                         ------------   ------------
  Net income (loss)....  $     (2,727)        (2,420)
                         ============   ============
OTHER DATA:
EBITDA(c)..............  $      5,073   $      6,656
Adjusted EBITDA(d).....         5,073          6,656
Cash interest
  expense(e)...........           521          1,233
Depreciation and
  amortization.........         3,885          4,077
Capital expenditures...         1,728          1,910
Ratio of Adjusted
  EBITDA to net
  interest
  expense(f)...........          1.38x          1.40x
Ratio of Adjusted
  EBITDA to cash
  interest
  expense(f)...........          9.74           5.40
Ratio of earnings to
  fixed
  charges(g)(h)........            --             --
BALANCE SHEET DATA (AS
  OF END OF PERIOD):
Working capital
  (deficit)............  $      2,701   $     11,918
Total assets...........       143,409        136,688
Total debt.............        76,170         93,277
Class A Preferred
  Stock................            --             --
Total shareholders'
  (deficit) equity.....        24,859         14,099

Footnotes on following page.

Footnotes from previous page.
---------------
(a) During 1995, the Company recorded restructuring and nonrecurring charges totaling $9.6 million. The charges included the following: (i) a nonrecurring charge related to the reorganization of and reduction in workforce and the administrative and sales functions ($4.2 million); (ii) write-off of certain impaired assets ($8.6 million); (iii) a restructuring charge related to its distribution system ($6.5 million); and (iv) the reversal of the remainder of a prior restructuring reserve originally established in 1991 ($9.7 million). See Note 2 to Notes to financial statements included elsewhere in this Prospectus and "Risk Factors -- History of Losses".

(b) In 1996, the Company recorded a nonrecurring charge ($3.8 million) for expenses associated with the refinancing of the Company's debt. See Note 4 of notes to financial statements included elsewhere in this Offering Memorandum and "Risk Factors -- History of Losses".

(c) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of income (loss) before income taxes plus interest expense, depreciation and amortization. EBITDA is a widely accepted measure of a Company's ability to incur and service debt, to undertake capital expenditures, and to meet working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered an alternative either to net income as an indicator of the Company's operating performance or as an indicator of the Company's liquidity.

(d) "Adjusted EBITDA" is EBITDA excluding restructuring and nonrecurring charges of $1.0 million for fiscal 1992, $1.9 million for the period from January 3, 1993 through April 24, 1993, $9.6 million for fiscal 1995 and $3.8 million for fiscal 1996.

(e) Cash interest expense is net interest expense less amounts not paid in cash for the period indicated including, among other things, interest accrued on the TFH Debt of $7.8 million in fiscal 1996 and $3.6 million for the 24-week period ended June 14, 1997.

(f) Ratio of Adjusted EBITDA to interest expense or cash interest expense represents Adjusted EBITDA divided by net interest expense or cash interest expense.

(g) For the purpose of computing the ratio of earnings to fixed charges, "earnings" consists of operating income (loss) before income taxes plus fixed charges, and "fixed charges" consists of net interest expense and the portion of rental expense deemed representative of the interest factor of approximately $600,000 for fiscal 1992, $300,000 for the period from January 3, 1993 through April 24, 1993, $600,000 for the period from April 25, 1993 through January 1, 1994, $1.0 million for fiscal 1994, $900,000 for fiscal 1995, $800,000 for fiscal 1996, $400,000 for the 24 week period ended June 15, 1996 and $600,000 for the 24 week period ended June 14, 1997.

(h) The deficiency of the earnings to fixed charges was $3.7 million, $5.5 million, $700,000, $18.3 million, $11.1 million, $2.7 million and $2.4 million for the year ended January 2, 1993, for the period from January 3, 1993 through April 24, 1993, for the years ended December 31, 1994, December 30, 1995 and December 28, 1996 and for the 24 week periods ended June 15, 1996 and June 14, 1997, respectively.

(i) Includes debt classified in current liabilities of $136.0 million and $136.1 million at January 2, 1993 and April 24, 1993, respectively.

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

     The unaudited pro forma financial data of the Company as of and for the 24-week period ended June 14, 1997 and for the year ended December 28, 1996 are based on the historical financial information of the Company, adjusted to give effect to the Offering as if it had occurred at the beginning of the periods indicated. The pro forma data do not purport to represent what the Company's financial position or results of operations actually would have been if the Old Note Offering in fact had occurred at the beginning of the periods indicated, or purport to project the Company's results of operations for any future period or at any future date.

     The pro forma data reflect: (i) the elimination of interest expense on the TFH Debt ($7.8 million for the year ended December 28, 1996 and $3.6 million for the 24-week period ended June 14, 1997), the Congress Debt ($300,000 for the year ended December 28, 1996 and $500,000 for the 24 week period ended June 14,
1997), and the STI Debt ($400,000 for the year ended December 28, 1996 and $300,000 for the 24-week period ended June 14, 1997); (ii) additional interest expense on the Notes and the Class A Preferred Stock ($7.1 million for the year ended December 28, 1996 and $3.2 million for the 24 week period ended June 14,
1997); and (iii) the amortization of debt issuance costs ($400,000 for the year ended December 28, 1996 and $200,000 for the 24-week period ended June 14,
1997).

                                                               FISCAL YEAR               24-WEEK
                                                                  ENDED               PERIOD ENDED
                                                              DECEMBER 28,              JUNE 14,
                                                                  1996                    1997
                   (DOLLARS IN THOUSANDS)                     ------------             ------------
                                                                            (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...................................................  $     205,856           $     100,480
Cost of goods sold..........................................       (133,624)                (62,908)
                                                              -------------           -------------
  Gross profit..............................................         72,232                  37,572
Expenses and other income:
  Selling and administrative expenses.......................        (69,735)                (34,732)
  Amortization of goodwill and intangible assets............         (1,678)                   (774)
  Other income, net.........................................          1,309                     513
  Restructuring and nonrecurring charges....................         (4,293)(a)(b)             (500)(b)
                                                              -------------           -------------
                                                                    (74,397)                (35,493)
                                                              -------------           -------------
  Income (loss) from operations.............................         (2,165)                  2,079
Interest expense, net(c)....................................         (8,443)                 (3,821)
                                                              -------------           -------------
  Loss before income taxes..................................        (10,608)                 (1,742)
Provision for income taxes..................................             --                     231
                                                              -------------           -------------
  Net loss..................................................  $     (10,608)          $      (1,973)
                                                              =============           =============
OTHER DATA:
EBITDA(d)...................................................  $       5,791           $       6,156
Adjusted EBITDA(e)..........................................         10,084                   6,656
Cash interest expense(f)....................................          7,247                   3,445
Depreciation and amortization...............................          7,956                   4,077
Capital expenditures........................................          5,798                   1,910
Ratio of Adjusted EBITDA to net interest expense(g).........           1.19x                   1.74x
Ratio of Adjusted EBITDA to cash interest expense(g)........           1.39                    1.93
Pro forma ratio of earnings to fixed charges(h)(i)..........             --                      --

Footnotes on following page.

Footnotes from previous page.
---------------
(a) The Company recorded a nonrecurring charge ($3.8 million) for expenses associated with the 1996 Refinancing. See Note 4 of notes to financial statements included elsewhere in this Prospectus and "Risk Factors -- History of Losses."

(b) Includes a $500,000 one-time nonrecurring compensation charge to management of the Company upon consummation of the Old Note Offering. TFH will contribute $500,000 to the Company to fund the payment of this compensation charge. See "Management -- Incentive Compensation Plans -- Executive Incentive Plan."

(c) The pro forma interest expense reflects: (i) the elimination of interest expense on the TFH Debt ($7.8 million for the year ended December 28, 1996 and $3.6 million for the 24-week period ended June 14, 1997), the Congress Debt ($300,000 for the year ended December 28, 1996 and $500,000 for the 24-week period ended June 14, 1997), and the STI Debt ($400,000 for the year ended December 28, 1996 and $300,000 for the 24-week period ended June 14,
    1997); (ii) additional interest expense on the Notes and the Class A Preferred Stock ($7.1 million for the year ended December 28, 1996 and $3.2 million for the 24-week period ended June 14, 1997); and (iii) the amortization of debt issuance costs ($400,000 for the year ended December 28, 1996 and $200,000 for the 24-week period ended June 14, 1997).

(d) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of income (loss) before income taxes plus interest expense, depreciation and amortization. EBITDA is a widely accepted measure of a Company's ability to incur and service debt, to undertake capital expenditures, and to meet working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered an alternative either to net income as an indicator of the Company's operating performance or as an indicator of the Company's liquidity.

(e) "Adjusted EBITDA" is EBITDA excluding restructuring and nonrecurring charges of $3.8 million for fiscal 1996 and on a pro forma basis, the $500,000 nonrecurring compensation charge for both pro forma periods presented.

(f) Pro Forma cash interest expense is historical cash interest expense adjusted to include the interest on the Notes ($6.3 million for the year ended December 28, 1996 and $2.9 million for the 24-week period ended June 14,
    1997) and elimination of the cash paid for interest on the Congress Debt and the STI Debt ($1.7 million for the year ended December 28, 1996 and $700,000 for the 24-week period ended June 14, 1997).

(g) Ratio of Adjusted EBITDA to net interest expense or cash interest expense represents Adjusted EBITDA divided by net interest expense or cash interest expense.

(h) For the purpose of computing the ratio of earnings to fixed charges, "earnings" consists of operating income (loss) before income taxes plus fixed charges, and "fixed charges" consists of net interest expense and the portion of rental expense deemed representative of the interest factor.

(i) Pro forma ratio of earnings to fixed charges is calculated using the ratio of earnings to fixed charges, adjusted to give effect to the Old Note Offering by decreasing interest expense ($1.0 million and approximately $900,000 for the year ended December 28, 1996 and the 24-week period ended June 14, 1997, respectively), increasing amortization of debt issuance costs ($400,000 and $200,000 for the year ended December 28, 1996 and the 24-week period ended June 14, 1997, respectively) and including as a component of fixed charges the pre-tax earnings that would be required to cover the Class B Preferred Stock dividends ($4.4 million and $2.0 million for the year ended December 28, 1996 and the 24-week period ended June 14, 1997). The deficiency of pro forma earnings to fixed charges was $11.1 million and $2.2 million for the year ended December 28, 1996 and the 24-week period ended June 14, 1997, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The information contained herein includes certain forward-looking statements. The Company desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995 when they are accompanied by meaningful cautionary statements identifying important factors that could cause results to differ materially from those in the forward-looking statements. See "Risk Factors -- Forward-Looking Statements."

GENERAL

     Tom's Foods manufactures over 250 and sells over 300 ready-to-eat snack food products. The Company's products include chips, cracker sandwiches, baked goods, nuts and candy. The Company markets its products through a distributor network utilizing a variety of distribution channels such as convenience stores, supermarkets and vending machines.

     In 1995, the Company hired a new senior management team, which developed and implemented a new business strategy designed to increase profitability. Net sales for the 24-week period ended June 14, 1997 increased 9.4% over the comparable 1996 period, and sales for fiscal 1996 increased 3.8% over fiscal 1995. For the 24-week period ended June 14, 1997, EBITDA increased 31.2% to $6.7 million from $5.1 million for the comparable 1996 period. Adjusted EBITDA increased 20.4% to $10.1 million after giving effect to a $3.8 million restructuring charge for fiscal 1996 from an Adjusted EBITDA of $8.4 million after giving effect to a restructuring charge of $9.6 million for fiscal 1995.

     The Company records net sales as its products are delivered to its direct customers which include independent distributors (wholesalers), National Accounts, and Contract Sales customers. The Company refers to the wholesale price level as Distributor Price List. The industry, however, generally recognizes revenues as sales at the retail level because virtually all of the Company's competitors operate company-owned distribution systems. Consequently, the Company's sales and gross profits, by comparison, will appear lower for comparable volume levels. However, the Company does not incur the additional distribution costs or capital investment in assets which are incurred by competitors with company-owned distribution. Such distribution costs are reported as selling expense.

RESULTS OF OPERATIONS

     24-Week Period Ended June 14, 1997 Compared to 24-Week Period Ended June 15, 1996

     The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in dollars and as a percentage of net sales.

                                                                  TWENTY-FOUR WEEKS ENDED
                                                      -----------------------------------------------
                                                         JUNE 15, 1996              JUNE 14, 1997
                                                      --------------------       --------------------
                                                             (UNAUDITED; DOLLARS IN THOUSANDS)
Net sales.........................................    $ 91,811       100.0%      $100,480       100.0%
Cost of goods sold................................     (59,398)      (64.7)       (62,908)      (62.6)
                                                      --------    --------       --------    --------
  Gross profit....................................      32,413        35.3         37,572        37.4
Selling and administrative expenses...............     (30,688)      (33.4)       (34,732)      (34.6)
Amortization of goodwill and intangible assets....        (775)       (0.9)          (774)       (0.8)
Other income (expense)............................         238         0.3            513         0.5
Restructuring and non-recurring charges...........           0         0.0              0         0.0
                                                      --------    --------       --------    --------
  Income (loss) from operations...................       1,188         1.3          2,579         2.5
Interest expense, net.............................      (3,687)       (4.0)        (4,768)       (4.7)
                                                      --------    --------       --------    --------
  Loss before income taxes........................      (2,499)       (2.7)        (2,189)       (2.2)
Provision (benefit) for income taxes..............         228         0.2            231         0.2
                                                      --------    --------       --------    --------
  Net loss........................................    $ (2,727)       (3.0)%     $ (2,420)       (2.4)%
                                                      ========    ========       ========    ========
Adjusted EBITDA...................................    $  5,073         5.5%      $  6,656         6.6%
Depreciation and amortization.....................       3,885         4.2          4,077         4.1

     Net Sales

     Net sales for the 24-week period ended June 14, 1997 were $100.5 million, an increase of $8.7 million or 9.4%, compared to $91.8 million reported for the 1996 comparable period. The new marketing team assembled in late 1995 continued to develop successful new products, packaging, and marketing and merchandising programs, which combined with improved execution by the field sales force, contributed to the sales increase. Sales to independent distributors and through Company-owned routes increased $1.4 million, or 2.3%, to $61.8 million for the 24-week period ended June 24, 1997 from $60.4 million for the 1996 comparable period in spite of the failure of a number of independent single route distributors. The Company has taken over and either sold, closed or begun to rebuild these routes by incorporating them into its network of approximately 217 Company-owned and operated routes. Sales to National Accounts increased $2.5 million, or 10.8% to $25.8 million for the 24-week period ended June 14, 1997 from $23.3 million in for the comparable 1996 fiscal period as the Company's new product, marketing and merchandising programs are being well received by distributors and retail accounts. Contract Sales, while a smaller piece of overall sales volume, were $12.1 million for the 24-week period ended June 14, 1997, an increase of $5.4 million compared to $6.7 million in sales for the 1996 comparable period. The increase in Contract Sales reflects the Company's strategy to increase volume through non-branded as well as branded products to allow for more efficient plant operation and increased fixed cost coverage. Management believes that Contract Sales sales volume of 12.1% for the 24-week period ended June 14, 1997 is in an acceptable range to support fixed overhead absorption without danger of over-reliance on non-branded volume.

     Gross Profit

     Higher net sales contributed to an increase in gross profit to $37.6 million, or 37.4% of net sales, for the 24-week period ended June 14, 1997 from $32.4 million, or 35.3% of net sales, for the comparable 1996 period. Contributing to the improved gross profit was a reduction in package weights (while maintaining prices), lower raw material and packaging costs, and increased sales of higher margin products. Also contributing to improved gross profit were the beneficial results of manufacturing process changes that have resulted in better control of product packaging weight. Lastly, the higher level of sales has resulted in production efficiencies through better scheduling and higher absorption of overhead costs.

     Selling and Administrative Expenses

     Selling and administrative expenses increased $4.0 million, or 13.2%, for the 24-week period ended June 14, 1997 compared to the comparable 1996 period. This increase is due to: (i) higher promotion expenses consistent with the higher sales volume, however as a percent of net sales, promotional expenses decreased from 5.0% to 4.9%; (ii) higher selling and administrative expenses, primarily relating to increased incentive-based compensation and an enlarged marketing staff; (iii) lower Affiliated Supplier commission income as the Company de-emphasized this business segment; and (iv) increased route operating expenses as the average number of Company-owned and operated routes increased to approximately 217 routes from approximately 112 routes for the respective periods. This increase in the number of owned and operated routes is consistent with the Company's strategy to redevelop market areas not adequately serviced by the Company's current independent distributors. As noted earlier, the cost of operating Company-owned routes is recorded as a selling expense.

     Amortization of Goodwill and Intangible Assets

     Goodwill and intangible assets arose during the acquisition of the Company in May 1993. The Company has attributed the goodwill and intangible assets to its distribution system, an assembled staff, various trademarks and goodwill. These items are being amortized using the straight-line method over their estimated composite life of 35 years. The amortized expense for each of the 24-week periods ended June 14, 1997 and June 15, 1996 was $800,000.

     Other Income (Expense)

     Other income (expense) increased $300,000 for the 24-week period ended June 14, 1997 over the comparable period in 1996 due to a decrease in expenses associated with the vending machine rental program.

     Adjusted EBITDA

     EBITDA for the 24-week period ended June 14, 1997 was $6.7 million, or 6.6% of net sales, an increase of 31.2% from $5.1 million, or 5.5% of net sales, for the comparable period in 1996. There were no restructuring charges in either period, consequently, no adjustment was necessary for comparative purposes.

     Interest Expense

     Interest expense, net of interest income, increased to $4.8 million for the 24-week period ended June 14, 1997 from the $3.7 million for the comparable 1996 period as a result of higher outstanding loan balances and an increase in interest rates on certain debt obligations refinanced in August 1996. See "Certain Transactions" and "Description of Other Senior Indebtedness." Average outstanding borrowings for the 24-week period ended June 14, 1997 were $93.2 million, with an average effective interest rate of 11.1%, an increase of $16.3 million and 0.7 percentage points, compared to $76.9 million in average outstanding borrowings and an average effective interest rate of 10.4% for the comparable 1996 period.

     Provision for Federal and State Income Taxes

     As of June 14, 1997 and June 15, 1996, the Company estimated that it would have no Federal tax obligation due to loss carryforwards from prior years, however, the Company did provide for certain state income and franchise tax obligations in both years. The Company has a net operating loss carryforward of approximately $45.0 million which begins to expire in fiscal 2009.

     Net Loss

     As a result of the above, the Company recorded a net loss for the 24-week period ended June 14, 1997 of $2.4 million, compared to a net loss of $2.7 million for the comparable 1996 period.

  Fiscal Year Ended December 28, 1996 Compared to Fiscal Year Ended December 30, 1995

     The following table sets forth for the periods indicated certain historical income statement data derived from the Company's statements of operations expressed in dollars and as percentage of net sales.

                                                             FISCAL YEAR ENDED
                                              ------------------------------------------------
                                                DECEMBER 30, 1995         DECEMBER 28, 1996
                                              ----------------------    ----------------------
                                                           (DOLLARS IN THOUSANDS)
Net sales...................................  $ 198,340        100.0%   $ 205,856        100.0%
Cost of goods sold..........................   (125,396)       (63.2)    (133,624)       (64.9)
                                              ---------    ---------    ---------    ---------
     Gross profit...........................     72,944         36.8       72,232         35.1
Selling and administrative expenses.........    (75,783)       (38.2)     (69,735)       (33.9)
Amortization of goodwill and intangible
  assets....................................     (1,678)        (0.9)      (1,678)        (0.8)
Other income (expense)......................      3,296          1.7        1,309          0.6
Restructuring and nonrecurring charges......     (9,570)        (4.8)      (3,793)        (1.8)
                                              ---------    ---------    ---------    ---------
     Income (loss) from operations..........    (10,791)        (5.4)      (1,665)        (0.8)
Interest expense, net.......................     (7,870)        (4.0)      (9,402)        (4.6)
                                              ---------    ---------    ---------    ---------
     Loss before income taxes...............    (18,661)        (9.4)     (11,067)        (5.4)
Provision (benefit) for income taxes........       (400)        (0.2)           0          0.0
                                              ---------    ---------    ---------    ---------
     Net loss...............................  $ (18,261)        (9.2)%  $ (11,067)       (25.4)%
                                              =========    =========    =========    =========
Adjusted EBITDA.............................  $   8,374          4.2%   $  10,084          4.9%
Depreciation and amortization...............      9,595          4.8        7,956          3.9

     Net Sales

     Net sales increased 3.8%, or $7.6 million, to $205.9 million in fiscal 1996 from $198.3 million in fiscal 1995. This sales increase is net of the impact of an approximate $1.2 million annualized price decrease implemented at the beginning of fiscal 1996 mainly for Single-Serve Size products and the elimination or loss of approximately $13.3 million in net sales, primarily from discontinued business with certain unprofitable National Accounts and, to a lesser degree, due to normal competitive activity. Sales to independent distributors and through Company-owned and operated routes decreased $2.0 million or 1.5% to $128.9 million for fiscal 1996 compared to $130.9 million for fiscal 1995. Contract Sales increased $9.8 million in fiscal 1996 to $21.2 million from $11.4 million in fiscal 1995 as the Company made a strategic decision to pursue increased contract manufacturing volume to improve the operating efficiency of its manufacturing facilities through volume driven fixed overhead cost absorption and production scheduling. Contract Sales represented 10.3% of total fiscal 1996 volume which management feels is in an acceptable range to achieve its strategic objectives without over emphasizing contract manufacturing. National Account net sales decreased $600,000, or 1.0%, to $52.8 million in fiscal 1996 from $53.4 million in fiscal 1995 as a direct result of initiatives already discussed. During 1996, the Company decided to discontinue the sale of certain less profitable Affiliated Products. Consequently, Affiliated Product net sales declined $1.7 million to $7.7 million in fiscal 1996 from $9.4 million in fiscal 1995.

     Gross Profit

     Gross profit for fiscal 1996 decreased slightly to $72.2 million, or 35.1% of net sales, from $72.9 million, or 36.8% of net sales, for fiscal 1995. As mentioned above, net sales and gross profit were both impacted by an annualized $1.2 million in price reductions on selected products applied at the beginning of 1996. Additionally, the increase in Contract Sales, which carry lower gross margins than do sales of the Company's branded products, also reduced gross profits. Contract Sales require minimal support costs, consequently, the earnings impact of Contract Sales on income from operations is similar to that of the Company's branded products.

     Selling and Administrative Expenses

     Selling and administrative expenses decreased by more than $6.0 million, or 8.0%, to $69.7 million in fiscal 1996 from $75.8 million in fiscal 1995. This decrease was largely due to the reorganization of the sales and management functions in 1995 and aggressive cost reduction programs in both 1996 and 1995. The consolidation in sales regions from seven to three in fiscal 1995 contributed to substantial cost savings in 1996. Marketing expense was reduced by $1.7 million, or 14.1%, in fiscal 1996 largely to eliminate unprofitable and inefficient promotional spending. Costs associated with the Company's disposal of obsolete and discontinued packaging materials was reduced by 90% in fiscal 1996 compared to the prior two fiscal years as the marketing and manufacturing departments better coordinated the transition to new products and new packaging designs. Distribution expense was reduced from 6.9% of net sales in fiscal 1995 to 6.6% of fiscal 1996 net sales. Administrative costs, primarily related to salaries, were reduced by $800,000 in fiscal 1996 versus fiscal 1995.

     Amortization of Goodwill and Intangible Assets

     Goodwill and intangible assets arose during the acquisition of the Company in May 1993. The Company has attributed the goodwill and intangible assets to a distribution system, an assembled staff, various trademarks and goodwill. These items are being amortized using the straight-line method over their estimated composite life of 35 years. The amortized expense for both fiscal 1996 and 1995 was $1.7 million.

     Other Income (Expense)

     Other income (expense) decreased $2.0 million from $3.3 million in fiscal 1995 to $1.3 million in fiscal 1996. This decrease was primarily due to the drop in franchise fees and related vending machine rental income that occurred with the curtailment of the Company's single-route franchising program at the end of 1995.

     Restructuring and Nonrecurring Charges

     In fiscal 1996, the Company recorded $3.8 million in nonrecurring transaction costs directly associated with the refinancing of certain of its long-term debt obligations and the securing of a senior loan facility which included a working capital line of credit. In fiscal 1995, the Company recorded $9.7 million in restructuring and nonrecurring charges associated with the implementation of the Company's new business strategy. The 1995 restructuring charge included a $9.6 million reversal of the remaining restructuring reserve created in connection with the Company's decision in 1991 to convert certain multi-route distributors to single-route distributors. Management estimated that the Company would incur expenses of approximately $6.5 million to restructure the distribution system and recorded a new restructuring reserve in that amount. In addition to the $6.5 million restructuring reserve charge, the Company recorded nonrecurring charges of approximately $12.8 million associated with severance and other benefit costs related to changes in the administrative and sales functions and the write-off of certain assets.

     Adjusted EBITDA

     Reported EBITDA for fiscal 1996 was $6.3 million including a nonrecurring charge of $3.8 million for refinancing transaction costs which, if added back, produces an Adjusted EBITDA (exclusive of the nonrecurring charge) of $10.1 million. Similarly, a nonrecurring restructuring charge of $9.6 million was incurred in fiscal 1995 for the costs of the Company's reorganization efforts which, if added back to the fiscal 1995 EBITDA loss of $1.2 million, produces an Adjusted EBITDA of $8.4 million. Comparing the two years, fiscal 1996 Adjusted EBITDA of $10.1 million increased 20.4% over fiscal 1995 Adjusted EBITDA of $8.4 million.

     Interest Expense

     Interest expense, net of interest income, increased to $9.4 million for fiscal 1996 from $7.9 million for fiscal 1995 as a result of higher outstanding loan balances and an increase in interest rates relative to certain debt obligations refinanced in August 1996. Average outstanding borrowings for fiscal 1996 were $80.7 million, with an average effective interest rate of 11.7%, an increase of $8.2 million and 0.8 percentage points, compared to $72.5 million of average outstanding borrowings and an average effective interest rate of 10.9% for fiscal 1995. See "Certain Transactions" and "Description of Other Senior Indebtedness."

     Provision for Federal and State Income Taxes

     Due to net operating loss carryforwards from prior years, the Company estimated that it would have no income tax liability for fiscal 1996. The Company recorded an income tax benefit of $400,000 in fiscal 1995.

     Net Loss

     As a result of the above, the Company recorded net loss of $11.1 million (including $3.8 million in nonrecurring refinancing costs) for fiscal 1996 as compared to a net loss of $18.3 million (including $9.6 million in nonrecurring restructuring costs) reported in fiscal 1995.

  Fiscal Year Ended December 30, 1995 Compared to Fiscal Year Ended December 31, 1994

     The following table sets forth for the periods indicated certain historical income statement data derived from the Company's statements of operations expressed in dollars and as percentage of net sales.

                                                                FISCAL YEAR ENDED
                                               ---------------------------------------------------
                                                 DECEMBER 30, 1994             DECEMBER 28, 1995
                                               ---------------------         ---------------------
                                                             (DOLLARS IN THOUSANDS)
Net sales....................................  $ 215,650       100.0%        $ 198,340       100.0%
Cost of goods sold...........................   (130,774)      (60.6)         (125,396)      (63.2)
                                               ---------   ---------         ---------   ---------
     Gross profit............................     84,876        39.4            72,944        36.8
Selling and administrative expenses..........    (78,937)      (36.6)          (75,783)      (38.2)
Amortization of goodwill and intangible
  assets.....................................     (1,678)       (0.8)           (1,678)       (0.9)
Other income (expense).......................      1,890         0.9             3,296         1.7
Restructuring and nonrecurring charges.......          0         0.0            (9,570)       (4.8)%
                                               ---------   ---------         ---------   ---------
     Income (loss) from operations...........      6,151         2.9           (10,791)       (5.4)
Interest expense, net........................     (6,405)       (3.0)           (7,870)       (4.0)
                                               ---------   ---------         ---------   ---------
     Loss before income taxes................       (254)       (0.1)          (18,661)       (9.4)
Provision (benefit) for income taxes.........        500         0.2              (400)       (0.2)
                                               ---------   ---------         ---------   ---------
     Net loss................................  $    (754)       (0.3)%       $ (18,261)       (9.2)%
                                               =========   =========         =========   =========
Adjusted EBITDA..............................  $  15,588         7.2%        $   8,374         4.2%
Depreciation and amortization................      9,437         4.4             9,595         4.8

     General

     Programs put into place in fiscal 1994 and prior continued to negatively impact sales and earnings through fiscal 1995. New management, installed in 1995, developed and began the implementation of a new business strategy which halted this decline and began to increase sales and overall profitability as noted in the discussions of fiscal 1996 and for the 24-week period ended June 14, 1997.

     Net Sales

     Net sales for fiscal 1995 decreased $17.3 million, or 8.0%, to $198.3 million from $215.7 million in fiscal 1994. Much of this decrease can be attributed to unprofitable accounts and geographic areas as well as the discontinuance of several failed business initiatives. Conversely, fiscal 1994 sales were boosted by strong promotional activities such as the "2 for $1.00" nuts and the "2 free" cracker programs. While these and similar programs contributed to increased sales volumes for fiscal 1994, they were not necessarily profitable programs. Sales to distributors and through Company-owned routes decreased $5.1 million, or 2.4%, for the reasons just noted. Similarly, sales to National Account decreased $4.1 million, or 1.9%, as promotional programs with certain less profitable accounts failed to meet newly instituted standards and thus were discontinued. Contract Sales decreased $4.2 million, or 1.9%, as two customers curtailed business, one to shift volume to another manufacturer and the other due to the discontinuance of its product line. The Company had $3.2 million in net sales during fiscal 1994 under a second brand name. These sales were generally unprofitable and the second brand was sold in the later half of fiscal 1994.

     Gross Profit

     Gross profit for fiscal 1995 decreased 14.1% to $72.9 million, or 36.8% of net sales, from $84.9 million, or 39.4% of net sales, in fiscal 1994. The gross profit decrease was driven by the decrease in sales volume which reduced fixed cost absorption, a shift in product mix to lower margin products and shifts in distribution channel mix which saw a decline in National Account business. Gross profit was also negatively impacted by increased direct manufacturing costs for materials, packaging and labor.

     Selling and Administrative Expenses

     Selling and administrative expenses decreased $3.1 million, or 4.0%, to $75.8 million in fiscal 1995 from $78.9 million in fiscal 1994. The most significant reduction in fiscal 1995 over fiscal 1994 occurred in variable selling and promotional expenses due to lower volume and the curtailment of unprofitable programs. Also contributing to the decrease were six months of financial benefit from the Company's reorganization and cost reduction efforts initiated in fiscal 1995.

     Amortization of Goodwill and Intangible Assets

     Goodwill and intangible assets arose during the acquisition of the Company in May 1993. The Company has attributed the goodwill and intangible assets to a distribution system, an assembled staff, various trademarks and goodwill. These items are being amortized using the straight-line method over their estimated composite life of 35 years. The amortized expense for each of the fiscal years 1994 and 1995 was $1.7 million.

     Other Income (Expense)

     Other income (expense) increased $1.4 million from $1.9 million in fiscal 1994 to $3.3 in fiscal 1995. This increase was primarily due to an increase in franchise fee and related vending machine rental income that occurred with the initiation of the Company's single-route franchising program at the beginning of 1995.

     Nonrecurring Expenses

     In connection with the implementation of the new business strategy, the Company recorded nonrecurring charges of $9.6 million in fiscal 1995 as previously discussed.

     Adjusted EBITDA

     Reported EBITDA for fiscal 1995 was a loss of $1.2 million including a nonrecurring restructuring charge of $9.6 million which, if added back, produces an Adjusted EBITDA (exclusive of the nonrecurring restructuring charge) of $8.4 million. There were no such charges in fiscal 1994. Comparing the two years, fiscal 1995 Adjusted EBITDA of $8.4 million decreased 46.3% from fiscal 1994 EBITDA of $15.6 million.

     Interest Expense

     Interest expense, net of interest income, increased $1.5 million, or 22.9%, to $7.9 million in fiscal 1995 from $6.4 million in fiscal 1994. The higher interest expense was the result of an increase in revolving line of credit borrowings in 1995 and, more significantly, several increases in the prime lending rate. Average outstanding borrowings for fiscal 1995 were $72.5 million, with an average effective interest rate of 10.9%, an increase of $1.2 million and 1.9 percentage points, compared to $71.3 million of average outstanding borrowings and an average effective interest rate of 9.0% for fiscal 1994.

     Provision for Federal and State Income Taxes

     The Company recorded an income tax benefit of $400,000 in fiscal 1995. In fiscal 1994, the Company recorded a tax obligation of $500,000 primarily to recognize state income and franchise tax liabilities.

     Net Loss

     As a result of the above, the Company's net loss of $18.3 million for fiscal 1995 increased from the net loss of $800,000 reported for fiscal 1994.

     Liquidity and Capital Resources

     The Company's cash flow requirements are for working capital, capital expenditures and debt service. The Company has met its liquidity needs to date through internally generated funds and a revolving line of credit established in August 1996 with Congress. As of June 14, 1997, the Company had no outstanding loans under the revolving line and had $8.4 million in borrowing availability thereunder. Certain of the Company's long-term obligations will be repaid with the proceeds of the Offering. See "Use of Proceeds", "Description of Other Senior Indebtedness" and "Certain Transactions."

     In connection with the 1996 Refinancing, the Company substantially refinanced its long-term debt obligations. In this transaction, the Company entered into the $29.0 million senior Congress Loan Facility, which includes a $9.0 million term loan facility, a $3.0 million equipment line of credit (loans made under the term loan facility and the equipment line of credit are collectively referred to herein as the "Congress Debt"), and a $17.0 million revolving line of credit (loans made under the revolving line of credit are collectively referred to herein as the "Congress Revolving Loans"). Interest accrues on the Congress Debt and the Congress Revolving Loans at 1.625% and 1.375%, respectively, over the prime rate of interest (10.125% and 9.875%, respectively, as of June 14, 1997). The Company borrowed $9.0 million of Congress Debt and used other available cash to make a $10.0 million payment on the CIBC Debt. The repayment reduced the outstanding balance under the CIBC Debt from $62.3 million to $52.3 million. See "Certain Transactions."

     In connection with the 1996 Refinancing, TFH was formed by certain of the Company's investors to, among other things, acquire and refinance certain of the Company's long term debt obligations, including; (i) the $52.3 million outstanding of CIBC Debt; and (ii) the $8.8 million outstanding of MassGeneral Debt, which included $1.3 million in accrued interest thereon which was subsequently paid to TFH. The terms of the TFH Debt were modified to subordinate this debt to Congress, defer payments of principal and interest owing thereon and increase the interest rate to 13.0% per annum. In addition, the TFH Stockholders provided the TFH Stockholders' Letters of Credit in the aggregate original face amount of $10.0 million to replace the Company's Letter of Credit. In exchange for these actions, TFH received 80.0% of the Company's outstanding Common Stock. See "Certain Transactions."

     In addition to the refinancing of the above noted obligations, as part of the 1996 Refinancing, the Company reached an agreement with STI to limit payments of interest and principal on the STI Debt to $600,000 annually through August 1999. At the end of such period, any outstanding guarantee obligation of the Company is to be amortized over 50 months plus interest. Interest accrues on such indebtedness at the higher of 1.5% over the prime rate or 2.0% over LIBOR.

     The proceeds of the Old Note Offering allowed the Company to retire the Congress Debt and a portion of the TFH Debt and fully satisfy the STI Debt. The balance of the TFH Debt was exchanged for Preferred Stock. The retirement of these obligations substantially reduced the Company's interest expense and lengthened the maturities of its debt obligations. See "Use of Proceeds."

     The Company's working capital improved to $11.9 million as of June 14, 1997 from $100,000 in the same period in 1996. Additionally, as a result of the 1996 Refinancing and the overall improvement in the Company's operations, the Company's working capital improved to $7.4 million at December 28, 1996 from $4.6 million at December 30, 1995 (after reclassification for fiscal 1995 of a revolving loan of $8.0 million and the current portion of long-term debt of $8.1 million both due as part of the CIBC Debt, both of which were refinanced as long-term debt in August 1996).

     Net cash provided by operating activities was $1.6 million for the 24 week period ended June 14, 1997 as compared to $3.7 million for the 24-week period ended June 15, 1996. This was primarily due to a decrease in accounts payable which is consistent with the Company's strategy of using faster supplier payments in exchange for pricing and supply concessions. Net cash provided
(used) by operating activities was $8.8 million and ($4.8) million for fiscal 1996 and 1995, respectively. The improvement in 1996 operating cash flow was driven by lower inventory of $300,000, a reduction in other assets of $2.7 million, an increase in accounts payable of $4.7 million, and an increase in other liabilities of $5.0 million. The reduction in other assets which included assets such as route trucks and hand held computers previously held for resale was driven by the reclassification of these assets as long-term. The $5.0 million increase in other liabilities was primarily a result of accrued interest due TFH. These improvements were partially offset by an increase in accounts receivable of $4.5 million which is attributed to an increase in Contract Sales and National Accounts business, which have longer payment terms than does distributor business.

     Capital expenditures for the 24-week period ended June 14, 1997 were $1.9 million compared to $1.7 million in the comparable 1996 period. Capital expenditures were $5.8 million and $7.3 million in fiscal 1996 and 1995, respectively.

     In fiscal 1996, the Company spent approximately $1.0 million to purchase and install a pretzel manufacturing line which allowed the Company to bring production of its branded pretzel products in-house. The remaining expenditures for the 24-week period ended June 14, 1997 and for fiscal 1996 and 1995 were primarily to fund the Company's capital expenditure program for its manufacturing facilities and its acquisition of underperforming distributors. For the 24-week period ended June 14, 1997 and for fiscal 1996 and 1995, respectively, the Company spent $1.4 million, $3.7 million (including the pretzel line) and $3.8 million on its manufacturing facilities and $500,000, $2.1 million, and $3.5 million on distributor acquisitions. The Company also utilizes operating leases for capital equipment, primarily for over the road trucks and trailers, route delivery trucks used on Company-owned routes and passenger vehicles. All operating leases are treated as operating expenses and their cash flow impact is reflected in cash flows from operating activities.

     Net cash provided (used) by financing activities was $0.0, ($3.0) million and $7.1 million for the 24-week period ended June 14, 1997 and in fiscal 1996 and 1995, respectively. For the 24-week period ended June 14, 1997, the Company borrowed $800,000 under its equipment line with Congress to fund the purchase of a pretzel manufacturing line. During the same period, the Company made payments of $800,000 on the Congress Debt. In fiscal 1996, as part of the 1996 Refinancing, the Company borrowed $9.0 million in Congress Debt to fund repayment of a portion of the CIBC Debt and also expended $2.1 million to fund transaction costs relating to the refinancing. In fiscal 1995, the Company borrowed $8.9 million of which $8.0 million came from its CIBC Debt, made loan repayments of $4.2 million, and sold $2.4 million in recourse receivables to STI under a program that was subsequently discontinued. The Company did not pay dividends for the 24-week period ended June 14, 1997 nor for fiscal years 1996, 1995, or 1994.

     The Company believes that internally generated funds, financing arrangements with Golden Peanut and amounts which will be available to it under its new Working Capital Facility are and will continue to be sufficient to satisfy its operating cash requirements and planned capital expenditures.

CAUTIONARY STATEMENTS RELATED TO FORWARD-LOOKING STATEMENTS

     The Company makes forward-looking statements from time to time and desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995 when they are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

     The statements contained in the foregoing "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Prospectus which are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly higher or lower than set forth in such forward-looking statement.

                                    BUSINESS

     Tom's Foods is a leading regional snack food manufacturing company with a primary market focus in the southeastern and southwestern United States, regions in which the Company believes the population and snack food consumption are growing more rapidly than in the United States overall. The Company has manufactured and sold snack food products since 1925 and currently manufactures over 250 and sells over 300 ready-to-eat snack food products, primarily under the widely recognized "Tom's" brand name. Management believes that the Company has one of the most diversified distribution networks in the snack food industry. The Company's distribution network serves a variety of customers, including independent retailers, vending machines, retail supermarket chains, convenience stores, mass merchandisers, food service companies and military bases. Management believes that the Company's competitive advantages include the strength of its distribution network, which services independent retailers in various markets, and its vending machine network, which is one of the largest single-label, snack food vending machine networks in the United States. The Company's products are distributed in 43 states by 915 independent distributors, which operate approximately 2,131 sales routes, and Company employees, who operate approximately 217 routes.

BUSINESS STRATEGY

     In 1995, the Company hired a new senior management team, which developed and implemented a new business strategy designed to increase profitability. The components of the business strategy include: (i) developing and expanding markets; (ii) strengthening the Company's distribution network; (iii) increasing introductions of new and updated products; (iv) expanding distribution channels and outlets; and (v) increasing operating efficiencies. In part as a result of this new business strategy, for the 52 weeks ended June 14, 1997, Adjusted EBITDA increased 48.8% over the same period in the previous year.

     The key elements of the Company's business strategy are as follows:

     Developing and Expanding Markets. The Company traditionally has had a strong presence in the southeastern and southwestern United States, areas in which the Company believes the population and snack food consumption are growing more rapidly than the United States overall. In order to capitalize on the growth in those markets, the Company intends to continue to strengthen its presence in the southeastern and southwestern United States. The Company also intends to strengthen its presence in metropolitan markets where the Company believes it can (i) achieve higher overall gross profits through higher product volume and local economies of scale on products and (ii) increase its access to National Accounts. The Company intends to strengthen its core markets and develop additional markets through implementation of the other elements of its business plan.

     Strengthening the Company's Distribution Network. The Company has undertaken a number of initiatives to strengthen and upgrade its distribution network and continue to improve its relationship with its independent distributors. First, the Company has developed a set of objective criteria by which it evaluates the performance of its independent distributors and has held its distributors accountable to such criteria since late 1995. Second, through training programs, field sales support and marketing and merchandising activities, the Company will continue to assist distributors in the development of more efficient multi-route operations. Third, the Company will reassign underperforming and/or underdeveloped distributor territories to more capable independent distributors or incorporate them into the Company-owned route network. Fourth, the Company will continue to develop the Company-owned and independently-owned multi-route strategy in metropolitan markets, which management believes will allow the Company to increase market share and improve margins in these markets. Finally, by broadening the services available to distributors, such as its new centralized customer service center, increased training programs, and improved technical support, the Company will continue to enhance its frequent interactions with its distributors.

     Increasing Introductions of New and Updated Products. The Company intends to continue to develop and introduce new products and update existing products and packaging, an effort which the new senior management team initiated in late 1995. The Company believes that the introduction of new and updated products is necessary to meet changing consumer preferences and to attract new customers. As part of this effort, the Company has and will continue to introduce new flavors, redesign its packaging and modify packaging sizes and weights, all of which are intended to update and unify the brand image.

     Since 1995, the Company has introduced 61 new and 35 updated products, a significant majority of which have been packaged and sold in Single-Serve Sizes. Approximately 33.0% of the Company's manufactured products are new or have been updated since 1995, and the Company plans to complete updating all of its products by the end of 1998. For the 24-week period ended June 14, 1997, these new or updated products represented 30.0% of total sales to distributors. In addition, 51 of the 61 new product introductions have been successfully integrated into the Company's product lines, a rate which management believes exceeds the industry average.

     For the 24-week period ended June 14, 1997, the Company's comprehensive product updating process has contributed to a net sales increase of 19.0% for those SKU's which have been updated. For the same period, the aggregate gross margin on new and updated products was approximately 1.0 percentage point higher than the existing product category gross margin. Net sales from new, updated or repositioned products have increased from less than 2.0% of fiscal 1995 net sales to 4.0% of fiscal 1996 net sales, and 9.0% of net sales for the 24-week period ended June 14, 1997. The Company's objective is to derive approximately 13.0% of its annual net sales from new, updated and repositioned products.

     Expanding Distribution Channels and Outlets. The Company intends to increase its presence in a number of distribution channels. The vending machine channel continues to grow rapidly and the Company's newly-hired team of experienced vending senior managers has and will continue to increase the Company's penetration of this area. The Company intends to place particular focus on developing metropolitan vending routes with an emphasis on full-line vending accounts. Full-line vending accounts require the provision of other food items, in addition to the snack food products manufactured by the Company, such as coffee, cold beverages, cold foods and microwaveable products. In order to address the additional requirements of full-line vending, the Company intends to extend existing and develop new business arrangements with manufacturers of these products.

     The Company believes it can increase gross profit without expanding or overextending its existing distributor network. The Company intends to achieve this in part through introduction of a limited product line under a brand name other than "Tom's" to provide the Company with access to national wholesale distribution companies and retail trade accounts. This second brand will neither require nor conflict with the merchandising services of the Company's distributor network. The Company also intends to continue the expansion of its successful Contract Sales program, which permits the Company to make efficient use of its excess manufacturing capacity.

     Increasing Operating Efficiencies. The Company intends to continue its initiatives to reduce the Company's expenses and, consequently, to improve its operating margins. For example, the Company has reduced its general and administrative expenses from 5.7% of net sales for fiscal 1995 to 5.1% of net sales for fiscal 1996. Similarly, distribution costs as a percent of net sales have been reduced from 7.5% for fiscal 1995 to 6.9% for fiscal 1996. Over the same period of time, marketing and merchandising expenses have remained unchanged as a percent of net sales while total distributor sales and sales to National Accounts have increased. The Company attributes this to the development of more efficient marketing and merchandising programs and intends to continue such programs.

     Many of the Company's financial objectives have been achieved in part due to a new philosophy of providing financial incentives to line managers, whose compensation is now directly related to the financial performance of their areas of responsibility. The Company also has begun to develop and implement more sophisticated information systems to assist managers in achieving their objectives. Additionally, the Company has established a sophisticated risk management program which monitors the cost of raw material, packaging, energy and other commodities, enabling the Company to lower its costs and minimize the impact of market price fluctuations on the Company's major expense categories.

PRODUCTS AND PACKAGING

     The Company sells a wide variety of products in five principal categories: chips, sandwich crackers, baked goods, nuts and candy. The Company sells its products under the "Tom's" brand name and also manufactures products for delivery directly to National Accounts and for other manufacturers on a Contract Sales basis. In addition, the Company derives revenue from sales of Affiliated Products.

     To meet the requirements of its diversified distribution channels, the Company's products (excluding those packaged for Contract Sales) are packaged primarily in two sizes: Single Serve Sizes and Multi-Serve Sizes. The Company's Single-Serve Sizes address distribution channels, such as vending machines, small or independent retail stores and national convenience store chains, which are niche channels that the Company's distribution network is well situated to serve effectively. The Company's Multi-Serve Sizes are positioned as a regional alternative to national brands and typically are distributed through supermarkets and similar large retail outlets.

     In addition to Single-Serve Sizes and Multi-Serve Sizes, the Company manufactures products for others on a Contract Sales basis. For example, the Company currently produces sandwich crackers under contract for the Keebler Corporation ("Keebler") and Bugles, a corn-based snack food product, for General Mills Inc. In fiscal 1996, 10.5% of the Company's net sales were attributed to Contract Sales. The table below sets forth the net sales and percentage of the Company's net sales in fiscal 1996 by product category and packaging size or contract packaging arrangement.

         TOM'S FOODS FISCAL 1996 NET SALES BY CATEGORY AND PACKAGE SIZE
                             (DOLLARS IN THOUSANDS)

                                                                     CUSTOM SIZES               TOTAL
                                     SINGLE-SERVE    MULTI-SERVE      (CONTRACT      ----------------------------
            CATEGORY                    SIZES           SIZES           SALES)            $               %
            --------                 ------------    ------------    ------------    ------------    ------------
Chips............................    $     39,091    $     65,697    $      1,106    $    105,894            51.4%
Sandwich Crackers................          10,506           6,529          12,144          29,179            14.2
Baked Goods......................          18,430             206           7,415          26,051            12.7
Nuts.............................          18,460             400             509          19,369             9.4
Candy............................          12,847           1,686             402          14,935             7.3
Affiliated Products..............          10,428              --              --          10,428             5.0
                                     ------------    ------------    ------------    ------------    ------------
       Total.....................    $    109,762    $     74,518    $     21,576    $    205,856           100.0%
                                     ============    ============    ============    ============    ============

     Chips. The chip category, which accounted for 51.4% of the Company's net sales in fiscal 1996, consists of various flavors of potato chips, such as sour cream n' onion, honey mustard and Texas barbecue, corn-based snacks, such as tortilla chips in nacho, pizza and taco flavors, plain and barbecue corn chips, pretzels, popcorn, pork skins and extruded snacks, such as cheese puffs. In fiscal 1996, 62.0% of the Company's net sales in the chip category were attributed to products packaged in Multi-Serve Sizes, 36.9% were attributed to products packaged in Single-Serve Sizes and 1.1% were attributed to Contract Sales.

     Sandwich Crackers. The sandwich cracker category, which accounted for 14.2% of the Company's net sales in fiscal 1996, consists of peanut butter or cheese-filled crackers and cream-filled cookies. The Company manufactures both the crackers and the filling used in the sandwiches. In fiscal 1996, 41.6% of the sandwich crackers sold by the Company were attributed to Contract Sales. In this product category, products packaged in Single-Serve Sizes and Multi-Serve Sizes represented 36.0% and 22.4% of net sales, respectively.

     Baked Goods. The baked goods category, which accounted for 12.7% of the Company's net sales in fiscal 1996, consists of various flavors of cookies, snack crackers, fig and apple bars and a line of cakes and pastries. In fiscal 1996, 70.7% of the Company's net sales in the baked goods category were attributed to products packaged in Single-Serve Sizes, 28.5% were attributed to Contract Sales and 0.8% were attributed to products packaged in Multi-Serve Sizes.

     Nuts. The nut category, which accounted for 9.4% of the Company's net sales in fiscal 1996, consists of toasted and flavored peanuts, cashews, pistachios and sunflower seeds. In fiscal 1996, 95.3% of the Company's net sales in this category were attributed to products packaged in Single-Serve Sizes. The remaining 2.1% and 2.6% of net sales were attributable to products packaged in Multi-Serve Sizes and Contract Sales, respectively.

     Candy. The candy category, which accounted for 7.3% of the Company's net sales in fiscal 1996, consists of candy bars, such as peanut rolls, hard and roll candies and coated nuts. In fiscal 1996, 86.0% of the Company's net sales in this category were attributed to products packaged in Single-Serve Sizes, 11.3% were attributed to products packaged in Multi-Serve Sizes and 2.7% of all candy products were attributed to Contract Sales.

     Affiliated Products. The Company has affiliate arrangements to purchase and re-sell Affiliated Products, such as "Leaf" brand gum and candies and Goodmark Foods Inc.'s line of meat snacks, through Company distributors. The Company engages Affiliated Suppliers based upon market demand for food products not manufactured by the Company. In fiscal 1996, Affiliated Products represented 5.0% of the Company's net sales.

     The Company also promotes the sale of certain snack foods, confection products and hot and cold beverages of certain companies, such as the Coca-Cola Company, for which it receives promotional allowances.

DISTRIBUTION

     The Company's products are primarily marketed by the Company's network of distributors: (i) directly to the public through one of the largest, single-label vending machine networks in the United States; and (ii) to retail outlets through a direct store delivery system. The Company also sells its products to National Accounts, mainly supermarkets, larger convenience stores and mass merchandisers, with distributors acting as delivery agents. Additionally, the Company manufactures products for other manufacturers on a Contract Sales basis. The remainder of the Company's revenues are derived from export sales, Direct Sales (as defined) and other miscellaneous sales.

     Management believes that one of the Company's competitive advantages is that it emphasizes different distribution channels relative to the industry as a whole. For example, in 1996, 58.0% of the total sales in the snack food industry were through supermarkets and mass merchandisers, while only 6.9% were through vending machines. By comparison, for the same period, 52.6% of the Company's net sales were through its distribution network, which reaches the customer through vending machines and smaller retail outlets, while only 25.6% of the Company's net sales were achieved directly through supermarkets, larger convenience stores and mass merchandisers. The Company's business strategy emphasizes the smaller outlets which are not a primary focus of the larger national industry participants.

     Below is a breakdown of the Company's net sales by channel of distribution for the past two fiscal years and the first twenty-four weeks of 1997:

                 TOM'S FOODS NET SALES BY DISTRIBUTION CHANNEL
                             (DOLLARS IN MILLIONS)

                                                                                            24-WEEK PERIOD
                                                                                                 ENDED
                                                FISCAL 1995            FISCAL 1996           JUNE 14, 1997
                                             -----------------      -----------------      -----------------
          DISTRIBUTION CHANNEL                 $           %          $           %          $           %
          --------------------               ------      -----      ------      -----      ------      -----
Distributor Network(a)...................    $130.9       66.0%     $128.9       62.6%     $ 61.8       61.5%
National Accounts(b).....................      53.4       26.9        52.8       25.6        25.8       25.7
Contract Sales, Direct Sales, and
  Other(c)...............................      14.0        7.1        24.2       11.8        12.9       12.8
                                             ------      -----      ------      -----      ------      -----
     Total...............................    $198.3      100.0%     $205.9      100.0%     $100.5      100.0%
                                             ======      =====      ======      =====      ======      =====

---------------
(a) Distributors sell products through retail outlets and vending machines. Certain distributors also serve as delivery agents for the Company with respect to National Accounts, for which such distributors are paid a service fee.

(b) Includes supermarkets, national chain convenience stores and mass merchandisers.

(c) Includes fiscal 1996 net sales of $21.2 million attributed to Contract Sales, export sales of $2.2 million, Direct Sales of $600,000 and miscellaneous sales of $200,000.

DISTRIBUTOR NETWORK

     Sales through the Company's network of distributors accounted for approximately 62.6% of the Company's net sales in fiscal year 1996. The Company ships freshly-made merchandise each day directly to its distributor network located throughout the United States. The network of distributors, in turn, delivers products to small or independent retail outlets and vending machines in 43 states through a total of approximately 2,348 sales routes. As of June 14, 1997, 915 independent distributors operated approximately 2,131 of these sales routes. The remaining routes are operated by Company employees. Distributors own or lease trucks and vending machines and market and distribute the Company's products in specific geographic areas. The distributors control the variety of items carried by the stores and in their vending machines and are responsible for ensuring optimal shelf space, attractive display of the products and product freshness. The Company-operated routes represent distributorships which have been acquired by the Company: (i) to protect and develop a market distribution base; (ii) due to the financial failure; or (iii) due to lack of growth of an independent distributor. The Company plans to continue to operate these routes where profitable, rehabilitate or close unprofitable routes and remarket routes to other independent distributors where conditions warrant.

     The Company's distributors may operate one or multiple sales routes. Approximately 50.0% of the Company's distributors have multiple routes. The Company's multi-route distributors operate up to 37 routes with an average of
3.7 routes per multi-route distributor. No single distributor accounts for more than 1.5% of the Company's net sales.

     Retail Outlets. Distributor sales to independent retail outlets are primarily concentrated in the southeastern and southwestern United States. In addition, the Company maintains a relatively small but rapidly growing retail presence in the western, mid-Atlantic and northeast regions of the United States. The Company believes its presence in the independent retail distribution channel is one of Tom's Foods' competitive advantages.

     Utilizing a direct store delivery system, route drivers bring product directly into stores and provide merchandising services such as stocking and rotating products and setting displays. The Company's broad range of products and the distributors' ability to offer complete in-store merchandising and product service are strong incentives for retailers to purchase the Company's products.

     Vending Machines. The Company is one of the largest single-label machine vendors of snacks in the United States. Vending machines which dispense the Company's products, the majority of which are owned by the Company's independent distributors, are located principally in factories, schools, service stations, office buildings, motels and rest areas, primarily in the southeastern and southwestern United States.

     In addition to its name brand products, the Company has authorized its distributors to sell Affiliated Products, which are not produced by the Company but are necessary from a distribution perspective to appropriately serve customers. The Affiliated Products are largely sold through the vending channel, although some of the Affiliated Products are sold through retail outlets.

NATIONAL ACCOUNTS

     Sales of the Company's products to supermarket chains and larger retail outlets, such as those operated by Winn Dixie Stores, Inc., Kmart Corporation, Hannaford Brothers Co., The Circle K Corporation, Diamond Shamrock, Inc. and The Kroger Co. and to military bases and mass merchandisers, such as Wal-Mart Stores Inc., are handled under the Company's national accounts program ("National Accounts"), which accounted for approximately 25.6% of the Company's net sales in fiscal 1996. Delivery of products to National Accounts is made through the Company's independent distributors, which are paid a service fee by the Company, and the Company-owned and operated routes. Independent distributors are consigned product inventory to make these deliveries and are paid a fee for warehousing the consigned inventory, making the deliveries and servicing the account.

     The National Accounts program has been developed to meet the special needs of chains with outlets in areas serviced by more than one distributor and requiring special handling, such as centralized billing, standardized promotional offerings, disciplined merchandising policies and uniform pricing. The Company believes that use of its internal sales organization allows it to support its independent distributors and provide these services more effectively.

CONTRACT SALES AND DIRECT SALES

     To maximize the use of its manufacturing capacity, the Company manufactures products for other snack food companies and large retail customers under contract packaging agreements. Products manufactured for Contract Sales include sandwich crackers, candy and some peanut and chip items. The Company also sells and ships selected products directly to certain retailers' warehouses ("Direct Sales"). Contract Sales and Direct Sales, along with certain other miscellaneous sales, accounted for approximately 11.8% of the Company's net sales in fiscal 1996.

DISTRIBUTORSHIP ARRANGEMENTS

     The Company currently enters into three types of arrangements with its distributors: (i) vending distributorships, which grant the right to sell and distribute the Company's products through vending machines or through purchasers who resell the products solely for resale through vending machines; (ii) over-the-counter ("OTC")/delivery agent distributorships, which grant the right to sell Company products by direct store delivery and, for a fee, deliver products to the Company's National Accounts customers; and (iii) combination distributorships, which grant the rights of both the vending distributorship and the OTC/delivery agent distributorship.

     Pre-1997 Distributorship Arrangements. Of the Company's 915 independent distributors, 563 operate under informal agreements or have not entered into any written distributorship agreement with the Company. Of the remaining 352 distributors, 335 operate distributorships under previous agreements with other terms and provisions, including without limitation, in certain agreements, longer initial terms, the right of distributors to terminate such agreements upon 90 days' notice and the right to request free consulting advice from the Company and management assistance at the Company's cost for up to six months, provided the distributor making such request is not in default under its distributor agreement.

     1997 Distributor Agreement. As of June 14, 1997, 17 distributors have entered into a revised distributor agreement, which reflects the newly hired senior management team's philosophy of working more closely with its distributors and holding them accountable to certain performance standards (the "1997 Distributor Agreement"). The Company will require new distributors, and, as old agreements expire, existing distributors, to execute the 1997 Distributor Agreement. The 1997 Distributor Agreement is for an initial term of seven years and is renewable for five year terms, subject to certain conditions and unless terminated earlier pursuant to its terms. Distributors must purchase a minimum quantity of products at the prices and on the terms specified in the 1997 Distributor Agreement and may sell only merchandise approved by and purchased from or approved for purchase by the Company. The 1997 Distributor Agreement also sets minimum growth requirements depending on the volume generated by the distributor.

     Non-Exclusivity. Under the 1997 Distributor Agreement, distributors are granted the right to distribute the Company's products through certain methods in a precise geographic area (an "Area"). Except in cases of default under the 1997 Distributor Agreement, the Company will not designate another distributor to sell products through the same methods of distribution in the same Area, except that the Company or its designees may sell and distribute the Company's products in certain circumstances, including where the products and services being sold by the Company are not similar to the products distributed by a distributor in that Area.

     Continuing Services. Pursuant to the 1997 Distributor Agreement and subject to certain limitations, the Company is required to provide certain services to its distributors, including product delivery, provision of training and marketing programs, limited management assistance in certain circumstances, support with respect to vending machine repair and maintenance services and continued development of new products.

     Repurchase Requirement of the Company. In order to provide distributors with an exit strategy, the Company has agreed that, upon request, it will repurchase the distributorship assets of any distributor that has been in full compliance with all of the terms and conditions of the 1997 Distributor Agreement at all times for three years prior to the request. The 1997 Distributor Agreement is the only type of distributor agreement which contains this repurchase obligation. As of June 14, 1997, 17 of the Company's distributors signed the 1997 Distributor Agreement, the first of which was effective in early 1997. Consequently, the Company will not be required to repurchase distributorships, if so requested, pursuant to the 1997 Distributor Agreement until the first distributors become eligible in 2000. Upon completion of due diligence and market analysis, on the terms and conditions and subject to the limitations set forth in the 1997 Distributor Agreement, the Company will be required to purchase the distributorship and its assets for a price equal to 3.5 times the amount of the average annual Net Free Cash Flow of the distributorship, measured over the past three years. Net Free Cash Flow is calculated by the Company in accordance with limitations and exclusions set forth in the 1997 Distributor Agreement and excludes debt service, income taxes, dividends, owner withdrawals (other than reasonable management compensation) and any receipts arising from service to the Company as a delivery agent to National Accounts. With respect to assets that a distributor demonstrates are used exclusively in the performance of such distributor's duties as a delivery agent to National Accounts, the Company will repurchase those assets at a mutually agreed upon value. If such agreement cannot be reached, the parties agree to rely upon the assessment of an independent appraiser. The Company has the option of paying for the distributorship and its assets in cash or by a promissory note on mutually agreeable terms.

     If a distributor requests that the Company purchase the assets of its distributorship but the distributor has not been in compliance with its 1997 Distributor Agreement for the preceding three years, the Company then has 45 days in which it may, but is not required to, purchase all or a portion of the assets of the distributorship making the request.

     Underdeveloped Areas. The continuation of the distributor's right to distribute and sell products in an Area depends upon certain contingencies, including attainment of certain sales volume or revenue growth, market penetration and development of channels of distribution. If the Company determines that a distributor has not developed all regions or all authorized channels of distribution within its Area and the Company and the distributor are unable to reach a mutually acceptable plan of development for such Area (an "Underdeveloped Area"), then the Company will have an option to purchase all or a portion of the distributor's assets located within the Underdeveloped Area at an amount equal to 5.0% of the distributor's annual gross over-the-counter sales of products within the Underdeveloped Area over the preceding twelve months plus the fair market value of the physical assets purchased. In the case of the purchase of vending assets, the Company will pay 7.0% of the distributor's annual gross vending sales of products within the Underdeveloped Area over the preceding twelve months plus the fair market value of any physical assets purchased.

     Covenant Not to Compete. While acting as distributors and for a period of two years thereafter, distributors agree not to engage in, or have any interest in, any business engaged in the sale or distribution of prepackaged, ready-to-eat snack food products to customers within the distributor's Area, other than the Company. Distributors are also prohibited from disclosing trade secrets and other confidential information.

DISTRIBUTOR FINANCING/STI DEBT

     The Company no longer provides financing to distributors but maintains strong relationships with vending machine manufacturers, financing companies and other key providers of financing that result in substantial discounts and financing programs for the Company's distributor network. Since 1990, a number of the Company's distributors have had financing arrangements with STI, which were generally collateralized with route distribution equipment (vending machines, trucks, hand held computers, etc.) and routes. The Company's previous practice of partially or fully guaranteeing this distributor financing gave rise to the STI

Debt. As of June 14, 1997, the Company had recognized an obligation on its balance sheet of $8.0 million related primarily to defaulted notes from failed distributors to STI.

     On October 14, 1997, the Company paid STI $10.0 million of the proceeds from the Old Note Offering in full satisfaction of the STI Debt. STI then assigned all of its rights against distributors which defaulted on financing arrangements with STI prior to August 1, 1997 and the collateral related thereto to the Company. Approximately 390 of the Company's distributors still have financing arrangements with STI, although these arrangements are no longer guaranteed by the Company. In the event these distributors default and STI subsequently forecloses on some or all of the collateral pledged by such distributors, STI will control certain of the Company's distributor assets and routes. The Company will have a first option to purchase any such foreclosed collateral from STI at 40.0% of the outstanding obligation on which STI foreclosed.

SALES AND MARKETING

     The Company's field sales force, together with the Company's distributor development department, are responsible for sourcing, selecting and training new distributors. In addition, the field sales force assists independent distributors in developing new routes, opening new accounts, running promotions and is available to advise distributors on operational and management issues that may arise. The Company also maintains a National Accounts sales organization to manage sales relationships with its chain store customers.

     The Company has a 19-person in-house marketing department. The marketing department is dedicated to: (i) developing new products, improving existing products and coordinating all packaging changes; (ii) developing and evaluating the Company's trade and consumer promotions, National Accounts merchandising programs, sales aids and display equipment and distributor programs; (iii) assisting sales personnel with business reviews and forecasting; and (iv) coordinating the sales and product activities with the Company's major contract customers.

NEW PRODUCT DEVELOPMENT

     The Company is committed to developing new products to meet changing customer demands and attract new customers. The Company generally does not develop new types of snack foods, but instead creates products designed to meet existing customer demand based on proven product concepts already in the market. The Company adds new products to its line only after considering the new product's potential profitability, manufacturing feasibility and optimal channels of distribution. The Company also reviews a new product's competitive advantage in the marketplace and its fit with the Company's business strategy. The Company has and will continue to introduce new flavors, redesign its packaging and modify packaging sizes and weights, all of which are intended to update and unify the brand image. Since 1995, the Company has introduced 61 new products, 51 of which have been successfully integrated into the Company's product lines, a rate which management believes exceeds the industry average. In fiscal 1996 and for the 24-week period ending June 14, 1997, the Company spent $600,000 and $500,000, respectively, developing, sampling and promoting new products.

COMPETITION

     The snack food industry is highly competitive. The Company competes on the basis of overall customer satisfaction which includes price, flavor, freshness and quality.

     In the Company's principal geographic markets, the southeastern and southwestern United States, the Company's major competitors include Frito-Lay and Lance, Inc. ("Lance") both of which the Company views as "full-line" snack food competitors in the salty snack segment. The Company defines a "full-line" participant as a snack food company which has products in all the Company's major snack categories, including nuts, candy, sandwich crackers, baked goods, potato chips, corn/tortilla chips and extruded snacks, such as cheese puffs. Other industry participants maintain a presence in a limited number of these product categories, such as chips or baked goods. The Company believes that Frito-Lay is the Company's major competitor and has been for over 20 years, with domestic sales of $6.6 billion in 1996. Although the industry has recently experienced significant industry consolidation, in 1996 no manufacturer other than Frito-Lay had more than a 1.0% market share in the 14 product sub-categories in which the Company competes.

     The Company's major competitors by product line include the following:

   PRODUCT LINE                             MAJOR COMPETITORS
   ------------                             -----------------
Chips..............    Frito-Lay, Golden Flake Snack Foods Inc., Wise Potato Chip
                       Co.
Sandwich
  Crackers.........    Frito-Lay, Golden Flake Snack Foods Inc., Keebler, Lance,
                       Nabisco, Wise Potato Chip Co.
Baked Goods........    Interstate Bakeries Corporation (Dolly Madison/Hostess
                       brands), Keebler, McKey Holdings Ltd., Nabisco
Nuts...............    Fisher Nut Company, Frito-Lay, Lance, Nabisco (Planter's
                       brand), John B. Sanfilippo & Son, Inc., Sun-Diamond Growers of California
Candy..............    Brach & Brock Confections, Inc., Favorite Brands
                       International, Inc., Hershey Foods Corporation, M&M/Mars,
                       Nabisco, Nestle USA Inc.

     The Company believes it enjoys several competitive advantages relative to its competitors including a strong presence in distribution channels such as vending machines, independent retail outlets and convenience stores, and its extensive distributor network, which management believes is able to effectively serve these distribution channels.

SOURCES AND AVAILABILITY OF RAW MATERIALS

     The principal raw materials used in the production of the Company's snack food products are: packaging materials; potatoes, nuts and other agricultural products; and flour, corn, oils, and other milled or refined products.

     The Company has approximately 22 suppliers of packaging materials, such as film, foil and cardboard used for product packaging as well as shipping and display purposes. The Company has not experienced difficulty in satisfying its requirements with respect to packaging materials and considers its sources of supply to be adequate. In addition, there are readily available alternative suppliers for the Company's packaging materials.

     The Company has approximately 19 suppliers of potatoes, with none of the suppliers providing more than 15.0% of the Company's annual potato requirement. The Company believes it has adequate potato supply sources to meet its requirements for fiscal 1997. In the event the demand for potatoes exceeds requirements at any time, the Company could experience shortages. In addition, the Company believes that what it considers to be normal fluctuations in the price of potatoes from year to year have and will continue to impact the Company's cost of manufacturing potato chips, its largest product category.

     The Company currently purchases its supply of peanuts indirectly from approximately 175 independent farmers and the Company has approximately four primary suppliers of other agricultural products such as flour, corn and oil. The Company finances its peanut purchases through an arrangement with Golden Peanut. The prices of peanuts and other agricultural products used by the Company have been subject to little fluctuation in the last three years. The Company believes it has adequate sources of peanuts and other agricultural products to meet its requirements for fiscal 1997. In addition, there are readily available alternative suppliers for these products.

     The Company believes that its ability to promote alternative products within its diversified product line allows it to absorb most atypical fluctuations which may impact the cost of products in any one category.

GOVERNMENT REGULATION

     As a manufacturer and marketer of food items, the Company is subject to regulation by various government agencies, including the USDA and the United States Food and Drug Administration. Under various statutes and regulations, such agencies prescribe requirements and establish standards for quality and purity. The finding of a failure to comply with one or more regulatory requirements can result in variety of sanctions, including monetary fines and/or compulsory withdrawal of products from store shelves. The Company may also be required to comply from time to time with state and local laws regulating food handling and storage.

     In addition to laws relating to food products, the Company is subject to various federal, state and local environmental laws and regulations which limit the discharge, storage, handling and disposal of a variety of substances. The Company's operations are also governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Administration Act and regulations and applicable state laws and regulations thereunder.

     The Company believes that it is in compliance in all material respects with all presently applicable governmental laws and regulations and that the cost of administration of compliance with existing laws and regulations does not have, and is not expected to have, a material adverse impact on the Company's financial condition or results of operations.

PROPERTIES

     The Company owns and operates seven plants in five states. Sandwich crackers, baked goods, nuts and candy products are produced in three plants located in Columbus, Georgia, which is also the location of the Company's headquarters. Chips are manufactured in four plants located in Fresno, California; Perry, Florida; Knoxville, Tennessee; and Corsicana, Texas. The key markets in the southeastern and southwestern United States are served by the Perry, Columbus, Knoxville and Corsicana plants. The Fresno plant primarily services Arizona, California and Nevada and to a lesser extent Oregon and Washington. Products produced in Columbus are cross-docked through the Fresno shipping facility. All of the Company's facilities have sufficient additional capacity, some of which is used to package products on a contract basis for other snack food manufacturers. The Company also leases certain properties in connection with its field sales and Company-owned routes and owns two parcels of property not reflected in the chart below. Set forth below is a list and description of the material properties owned by the Company:

LOCATION                 SQUARE FEET      DATE BUILT       EMPLOYEES(a)             PRODUCTS/OTHER USE
--------                 -----------      -----------      ------------             ------------------
Columbus, GA.........      147,000        1950 - 1970          587(b)        Headquarters
Columbus, GA.........      142,000        1950 - 1970           35           Warehouse
Columbus, GA.........      104,000           1967              277           Baked Goods and Sandwich Crackers
Columbus, GA.........       85,000        1926 - 1977          102           Peanuts
Columbus, GA.........       70,000        1929 - 1954           55           Candy
Knoxville, TN........      116,000           1982              254           Chips
Perry, FL............      111,000           1982               80           Chips
Corsicana, TX........       84,000           1963              203           Chips
Fresno, CA...........       47,000           1974               48           Chips

---------------
(a) Number of employees as of June 14, 1997.

(b) Includes field personnel.

INTELLECTUAL PROPERTY

     The Company operates under the trademark, service mark and trade name "TOM'S" and uses various marks and logos containing "TOM'S" (collectively, the "Company Marks"). The Company's products are sold under a number of trademarks. Most of these trademarks, including the widely recognized "TOM'S" brand name, are owned by the Company.

     Pursuant to the 1997 Distributor Agreement, distributors are granted a non-exclusive license to use certain of the Company Marks. The 1997 Distributor Agreement otherwise provides that distributors shall make no use of the Company Marks, nor engage in any program or activity which makes use of or contains any reference to the Company, its products or the Company Marks, except with written consent of the Company.

     The Company has and will continue to maintain and vigorously defend its intellectual property rights, including policing its trademark rights by pursuing trademark infringers.

EMPLOYEES

     As of June 14, 1997 the Company had approximately 1,641 full-time employees, including 901 in the manufacturing facilities, 410 in sales and marketing and 330 in administration and support operations. None of the Company's employees are subject to collective bargaining agreements. The Company considers its employee relations to be good.

LEGAL PROCEEDINGS

     The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to any such litigation cannot be determined, in the opinion of management, such liability is not expected to have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

NAME                                       AGE                   POSITION(S)
----                                       ---                   -----------
Michael E. Heisley........................  60    Chairman of the Board and Director
Rolland G. Divin..........................  50    President, Chief Executive Officer and
                                                  Director
Stanley H. Meadows(a).....................  52    Assistant Secretary and Director
Thomas C. Mattick.........................  57    Director
Emily Heisley Stoeckel....................  33    Director
Andrew G. C. Sage II(a)...................  71    Director
S. Albert Gaston..........................  38    Senior Vice President and Chief Financial
                                                  Officer
Gerald R. Barker..........................  51    Senior Vice President -- Marketing
Wyatt F. Hearp............................  50    Vice President -- Manufacturing
Paul C. Serff.............................  57    Senior Vice President -- Human Resources

---------------
(a) Member of the Compensation Committee. Mark A. Bounds, a Director of TFH and TFCC, is also a member of the Compensation Committee.

     Michael E. Heisley. Mr. Heisley has been the Chairman of the Board of Directors of the Company since May 1993. Since 1988, Mr. Heisley has been the Manager, President and Chief Executive Officer of The Heico Companies, L.L.C., a holding company in Chicago, Illinois which acquires or invests in and operates a diverse group of businesses. Mr. Heisley also serves as the Chief Executive Officer of various of The Heico Companies, L.L.C.'s subsidiaries and is a Director of Robertson-Ceco Corp. and Environdyne Industries, Inc., both of which are publicly-held companies. Mr. Heisley received a bachelor's degree in business administration from Georgetown University in 1960. Mr. Heisley is the father of Emily Heisley Stoeckel.

     Rolland G. Divin. Mr. Divin has been the President, Chief Executive Officer and a Director of the Company since January 1995. From December 1991 to January 1995, Mr. Divin was the President and Chief Executive Officer of Chun King, Inc., a national brand food business based in Cambridge, Maryland. Prior to joining Chun King, Mr. Divin was the President, Chief Executive Officer and a Director of Orange Co., Inc., a publicly-held national brand food company based in Bartow, Florida from 1989 to 1991. Mr. Divin graduated from Kansas State University in 1970 with a multi-discipline bachelor's of science degree in business/pre-veterinary studies and has completed graduate studies in finance at the University of Minnesota-St. Paul.

     Stanley H. Meadows. Mr. Meadows has been the Assistant Secretary and a Director of the Company since May 1993. Since 1980 he has been a partner (through a professional corporation) of McDermott, Will & Emery, a law firm based in Chicago, Illinois which provides legal services to the Company, TFH and TFCC. Mr. Meadows is also a Director of Robertson-Ceco Corp., a publicly-held company. Mr. Meadows received a bachelor of science degree from the University of Illinois in 1966 and a law degree from the University of Chicago in 1970.

     Thomas C. Mattick. Mr. Mattick has been a Director of the Company since May 1993. Mr. Mattick is a CPA and has been Managing Director of Heico Acquisitions, Inc. an acquisition company in Chicago, Illinois, since January 1992. Mr. Mattick received a bachelor's degree in business administration from the University of Wisconsin in 1962.

     Emily Heisley Stoeckel. Ms. Stoeckel has been a Director of the Company since August 1996. She has held various positions with Heico Acquisitions, Inc. in Chicago, Illinois since January 1989 and has been Vice President since January 1996. Ms. Stoeckel received a bachelor of arts degree in economics from Northwestern University in 1987 and a master's degree in business administration from the University of Chicago in 1991. Ms. Stoeckel is the daughter of Michael
E. Heisley.

     Andrew G. C. Sage II. Mr. Sage has been a Director of the Company since 1993. Mr. Sage held various positions with Shearson Lehman Brothers, Inc. and its predecessors, Lehman Brothers and Lehman Brothers Kuhn Loeb, Inc., since joining the investment bank in 1948, including General Partner from 1960-1970, President from 1970-1973, Vice Chairman from 1973-1977, Managing Director from 1977-1987, and Senior Consultant from 1987-1990. Since 1990, Mr. Sage has been a consultant in general business and financial management. Mr. Sage is a Director of Robertson-Ceco Corp. and Computervision Corporation, both of which are publicly-held companies.

     S. Albert Gaston. Mr. Gaston has been the Senior Vice President and Chief Financial Officer of the Company since April 1995. From November 1989 to April 1995, Mr. Gaston was the Vice President and Chief Financial Officer of Apache Products Company, a building materials manufacturer and distributor headquartered in Meridian, Mississippi. Mr. Gaston is a CPA and received his bachelor's degree in business administration from Millsaps College in 1981 and his masters degree in business administration from Southern Methodist University in 1987.

     Gerald R. Barker. Mr. Barker has been the Senior Vice President -- Marketing of the Company since August 1995. Prior to joining the Company, Mr. Barker served as a marketing officer for Borden Inc., a national brand food company, in Atlanta, Georgia from September 1987 through June 1995. Mr. Barker has a bachelor's degree in economics degree from State University of New York in 1969 and a masters degree in business administration from Arizona State University in 1974.

     Wyatt F. Hearp. Mr. Hearp has been Vice President -- Manufacturing of the Company since 1995. Prior to becoming an officer, Mr. Hearp held various positions with the Company or its predecessor businesses since 1972, including manager of the Company's chip division from 1990 to 1995. Mr. Hearp received a bachelor's degree in biology from High Point University in 1969 and a master's of science degree in food technology from Auburn University in 1977.

     Paul C. Serff. Mr. Serff has been the Senior Vice President -- Human Resources of the Company or its predecessor businesses since August 1987. Mr. Serff received a bachelor's degree in industrial management from the Georgia Institute of Technology in 1961 and a master's degree in business administration from Emory University in 1964.

TERM OF OFFICE

     Each member of the Board of Directors of the Company is elected annually. All officers serve at the pleasure of the Board of Directors.

DIRECTOR COMPENSATION

     All directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings. Other than with respect to reimbursement of expenses, directors do not receive additional compensation for service as a director.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to all compensation paid or earned for services rendered to the Company in 1996 by the Company's chief executive officer and the Company's next four most highly compensated executive officers (each, a "Named Officer"):

                           SUMMARY COMPENSATION TABLE

                                                                                   ANNUAL COMPENSATION
                                                                                   --------------------
NAME                                         PRINCIPAL POSITION                     SALARY     BONUS(a)
----                                         ------------------                    --------    --------
Rolland G. Divin...........  President, Chief Executive Officer and Director       $262,500    $212,012
S. Albert Gaston...........  Senior Vice President and Chief Financial Officer      143,461      63,322
Gerald R. Barker...........  Senior Vice President -- Marketing                     133,461      58,444
Paul C. Serff..............  Senior Vice President -- Human Resources               133,133      58,890
Wyatt F. Hearp.............  Vice President -- Manufacturing/Distribution           107,567      47,831

---------------
(a) Bonus amounts reflect amounts paid in 1997 based upon services rendered to the Company in the 1996 fiscal year.

DEFINED BENEFIT RETIREMENT PLANS

     The Company has two noncontributory defined benefit retirement plans (the "Hourly Plan" and the "Salaried Plan") which cover substantially all full-time employees who are at least 21 years of age. The Company also has an unqualified pension plan ("Unqualified Plan") covering only certain salaried employees. The plans provide for payment of monthly benefits to participants upon their reaching normal retirement dates. Benefit amounts are determined by a benefit formula which considers length of service and average salary for the Salaried Plan and the Unqualified Plan and length of service multiplied by a fixed rate, as determined by the Company, for the Hourly Plan.

     Salaried Plan. For those employees participating in the Salaried Plan, the Company estimates that the following annual benefits would be payable upon retirement at or after age 60 to persons at the following compensation and year-of-service classifications, less amounts received as social security benefits:

              TOM'S FOODS INC. PENSION PLAN FOR SALARIED EMPLOYEES
                       SUPPLEMENTAL RETIREMENT PLAN TABLE

                        Annual Pension Payable at Age 65

                                                                 YEARS OF SERVICE
                                         -----------------------------------------------------------------
           COMPENSATION(a)                  5         10         15         20         25       30 OR MORE
           ---------------               -------    -------    -------    -------    -------    ----------
$100,000.............................    $ 6,767    $13,535    $20,302    $27,070    $33,837     $40,604
 125,000.............................      8,642     17,285     25,927     34,570     43,212      51,854
 150,000.............................     10,517     21,035     31,552     42,070     52,587      63,104
 200,000.............................     11,267     22,535     33,802     45,070     56,337      67,604
 300,000.............................     11,267     22,535     33,802     45,070     56,337      67,604
 500,000.............................     11,267     22,535     33,802     45,070     56,337      67,604

---------------
(a) Compensation is assumed to be constant. Table is based on covered compensation of $27,540 for a participant turning 65 in 1997. The IRC
    Section 401(a)(17) limit on compensation is assumed constant at the 1997 level of $160,000.

     The compensation used to determine a person's benefits under the Salaried Plan and the Unqualified Plan includes such person's salary and annual bonus, whether or not deferred. The current compensation for each of the Named Officers is identical to the amounts listed in the Summary Compensation Table. The estimated credited years of service at the end of fiscal 1996 for each of the Named Officers are 2.0 years for Mr. Divin, 1.7 years for Mr. Gaston, 1.3 years for Mr. Barker, 9.3 years for Mr. Serff and 23.6 years for Mr. Hearp.

     Unqualified Plan. The Supplemental Employee Retirement Plan of Tom's Foods Inc. (the "SERP") provides employees designated by the Company with certain pension benefits upon retirement on or after age 58 (55 for certain employees) in order to supplement benefits provided under the Company's qualified plans and Social Security. The SERP generally provides for lifetime benefits of 50.0% of average monthly compensation less 50.0% of primary Social Security, reduced for service less than 30 years and receipt prior to age 62 1/2, and further offset by the actuarial value of prior cash payments. Of the five Named Officers, only Mr. Serff participates in the SERP. The Company estimates that the annual benefits payable to Mr. Serff at normal retirement age pursuant to the SERP would be $20,518.

     Hourly Plan. The Hourly Plan provides hourly employees with certain pension benefits upon retirement on or after age 55 if the employees worked five or more years prior to termination. Generally, the plan provides for monthly pension benefits based only on a participant's years of service. None of the Named Officers participate in this plan.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with Mr. Divin, the Company's President and Chief Executive Officer, and Mr. Serff, the Company's Vice President -- Human Resources. The employment agreement with Mr. Divin provides for an ongoing 12-month term and is terminable by the Company upon 60 days prior notice. If the Company terminates the agreement without cause, if Mr. Divin resigns because of a material breach by the Company or if Mr. Divin's responsibilities are materially diminished after a change in control of the Company, the Company will be required to pay Mr. Divin severance payments of up to a maximum of 12 months of salary. The employment agreement with Mr. Serff provides for an ongoing 24-month term. Should the Company terminate Mr. Serff's employment without cause, the Company is required to pay Mr. Serff severance payments for the remainder of the term, or a minimum of 24 months based on his then-current salary. Each of Mr. Divin's and Mr. Serff's employment agreements contains a covenant not to compete with the Company within certain geographic areas for up to one year following the respective officer's resignation or termination. Mr. Gaston and Mr. Barker also are entitled to severance payments of up to a maximum of 12 months salary in certain circumstances.

INCENTIVE COMPENSATION PLANS

     Management Incentive Compensation Plan. The Company's Management Incentive Compensation Plan (the "Management Incentive Plan") is administered by the Compensation Committee of the Board of Directors and applies to those key employees designated by the President and Chief Executive Officer. The terms and conditions upon which awards become payable are determined by the Compensation Committee and subject to approval by the Board of Directors. Target incentive amounts are expressed as a percentage of the key employees' salary and actual incentive amounts are provided based on the Company's achievement of certain criteria, including manufacturing profit and sales performance objectives. Each of the Named Officers, as well as other key employees, participated in the Management Incentive Plan in fiscal 1996.

     Executive Incentive Plan. In addition, the Company's Executive Incentive Plan (the "Executive Incentive Plan") applies to Mr. Divin, Mr. Gaston and Mr. Barker (collectively, the "Participants"). Each of the Participants has an option to acquire his allocated share of 20.0% of the Preferred Stock (including any liquidation preferences accruing thereon) issued to TFH in satisfaction of the TFH Debt. The options, which are allocated 60.0% to Mr. Divin, 20.0% to Mr. Gaston and 20.0% to Mr. Barker, will expire if not exercised by December 31, 2002. The options to acquire Preferred Stock will vest, for those Participants then employed by the Company, upon: (i) a sale of the Company or substantially all its assets; (ii) an exchange of the outstanding Preferred Stock for Common Stock of the Company; (iii) a Public Equity Offering; or (iv) a redemption of or sale to a third party of the Preferred Stock (collectively, the "Exercise Events"). In addition, the options to acquire Class A Preferred Stock may be exercised at any time prior to December 31, 2002 if the Class A Preferred Stock becomes exchangeable for Exchange Notes. The options to acquire Preferred Stock shall apply to any partial exchanges under clause (ii) above, to partial redemptions or sales under clause (iv) above and partial exchangeability of the Class A Preferred Stock, to the extent of 20.0% of the amount exchanged, redeemed, sold or exchangeable. The aggregate exercise price for the options will be $1,000. The options vest as follows: (i) 33.33%, one year after consummation of the Old Note Offering; (ii) 66.67%, two years after consummation of the Old Note Offering; and (iii) 100.0%, three years after consummation of the Old Note Offering. The grant of the options described herein will result in a charge to compensation expense upon an Exercise Event equal to the dollar amount of such options less the amount paid by Mr. Divin, Mr. Gaston and Mr. Barker.

     The Executive Incentive Plan further provided the Participants with a cash payment in an aggregate amount of $1.0 million. 50.0% of such amount was paid upon consummation of the Old Note Offering and 50.0% will be paid on December 31, 1998 to Participants then employed by the Company. TFH has an obligation to pay $1.0 million to the Participants in cash from such amount, with $500,000 paid at consummation of the Old Note Offering and $500,000 due on December 31, 1998, subject to continued employment by the Company. The first payment resulted in a $500,000 charge to compensation expense of the Company upon consummation of the Old Note Offering. A similar charge will be recorded upon the $500,000 payment to be made on December 31, 1998.

     All obligations to the Participants pursuant to the Executive Incentive Plan are obligations solely of TFH, not of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation (the "Certificate") contains provisions eliminating the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law (the "DGCL"). These provisions in the Certificate do not eliminate the duty of loyalty and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under DGCL. Each director will continue to be subject to liability for breach of a director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for improper distributions to stockholders. These provisions also do not affect a director's responsibilities under any other laws, such as federal securities laws or federal environmental laws.

     The Company's By-Laws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law. The Company's By-Laws also permit it to secure insurance on behalf of any person it is required to or permitted to indemnify for any liability arising out of his or her actions in such capacity, regardless of whether the By-Laws would permit indemnification. The Company maintains liability insurance for its directors and officers.

     At present, there is no pending litigation or proceeding involving any director or officer of the Company where indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                        SECURITY OWNERSHIP OF MANAGEMENT
                         AND CERTAIN BENEFICIAL OWNERS

     The issued and outstanding Common Stock of the Company consists of 5,000 shares, 4,000 of which (80.0%) are held by TFH and 1,000 of which (20.0%) are held by TFCC. All of the outstanding shares of Preferred Stock of the Company, which are non-voting, are held by TFH. Under the terms of a Stockholders' Agreement among all of the stockholders of TFH (the "TFH Stockholders' Agreement"), Heico Holding, Inc. ("Heico Holding") is entitled to elect a majority of the Boards of Directors of each of TFH and the Company. Michael E. Heisley, Chairman of the Board and a Director of the Company, holds substantially all of the voting securities of Heico Holding. Under the terms of a Stockholders' Agreement among all of the Stockholders of TFCC (the "TFCC Stockholders' Agreement"), Mr. Heisley is entitled to designate a majority of the Board of Directors of TFCC. As a result of the foregoing, Mr. Heisley has beneficial ownership of all of the outstanding capital stock of the Company.

     Heico Holding holds 55.0% of the shares of common stock of TFH. The remaining shares of common stock of TFH are held by Gerald D. Hosier ("Hosier") (20.0%), Allstate Insurance Company ("Allstate") (15.0%) and TCW Shared Opportunity Fund L.P. ("TCW") (10.0%). Pursuant to the TFH Stockholders' Agreement, the consent of Heico Holding and one of Allstate, Hosier or TCW is required in order to approve (a) a merger resulting in the sale of the Company,
(b) any sale of substantially all of the Company's assets, (b) asset sales, by the Company in any fiscal year exceeding, in the aggregate, $7.5 million, (c) acquisitions by the Company of assets in any fiscal year exceeding $7.5 million in the aggregate, (d) capital expenditures by the Company in any fiscal year exceeding $7.5 million in the aggregate, (e) certain issuance of capital stock of the Company and (f) the incurrence by the Company of indebtedness for borrowing money exceeding $7.5 million in the aggregate. In addition, each of Allstate, TCW and Hosier has the right to designate one member of the Boards of Directors of each of TFH and the Company.

     The capitalization of TFCC consists of 30,750 shares of Class A 6% Cumulative Convertible Preferred Stock (the "TFCC Class A Preferred Stock"), 867 shares of Class B Preferred Stock, 2,225.35 shares of Class C 6% Cumulative Convertible Preferred Stock (the "TFCC Class C Preferred Stock"), 8,750 shares of Class D 6% Cumulative Convertible Preferred Stock (the "TFCC Class D Preferred Stock") and 410,734 shares of common stock (the "TFCC Common Stock"). Each share of TFCC Class A Preferred Stock, TFCC Class C Preferred Stock and TFCC Class D Preferred Stock is convertible into 34.9895 shares of TFCC Common Stock and has a liquidation preference of $1,000 plus unpaid dividends which have accrued since May 13, 1993. TFCC Class A Preferred Stock and TFCC Class D Preferred Stock rank pari passu and senior to all other TFCC preferred stock. The TFCC Class A Preferred Stock and TFCC Class C Preferred Stock are entitled to 34.9895 votes per share and vote together with TFCC Common Stock in all matters upon which such holders are entitled to vote. TFCC Class B Preferred Stock and TFCC Class D Preferred Stock are generally not voting. Allstate and its affiliates hold 20,000 shares of TFCC Class A Preferred Stock with 44.7% of the voting power of the outstanding voting securities of TFCC. Hosier holds 8,750 shares of TFCC Class A Preferred Stock with 19.6% of the voting power of the outstanding voting securities of TFCC. Heico Holding holds 2,000 shares of TFCC Class A Preferred Stock and 160,596 shares of TFCC Common Stock and TF Partners, an affiliate of Mr. Heisley, holds 150,862 shares of TFCC Common Stock. Heico Holding and TF Partners together hold voting securities with 24.4% of the voting power of the outstanding voting securities of TFCC. In addition, Allstate is entitled to designate two members of the Board of Directors of TFCC.

     Of the Named Officers, each of Rolland G. Divin, S. Albert Gaston and Paul
C. Serff beneficially owns 48,664, 9,733 and 11,680 shares of TFCC Common Stock, respectively, or 3.1%, 0.6% and 0.7%, respectively, of the voting power of the outstanding voting securities of TFCC. In accordance with the Executive Incentive Plan, each of Messrs. Divin, Gaston and Barker has the option to acquire 12.0%, 4.0% and 4.0%, respectively, of the Preferred Stock issued to TFH. See "Management -- Incentive Compensation Plans -- Executive Incentive Plan."

                              CERTAIN TRANSACTIONS

THE 1988 ACQUISITION

     In June of 1988, TF Acquisition Corporation acquired the Company (the "1988 Acquisition") in a leveraged buy-out financed with (i) senior secured indebtedness provided under the CIBC Debt, and (ii) certain subordinated indebtedness. In connection with the 1988 Acquisition, the Company indemnified its predecessor for its obligations with respect to the Industrial Development Revenue Bonds (as defined). See "Description of Other Senior Indebtedness -- Description of Industrial Development Revenue Bonds." The Company supported such indemnification by posting the Company's Letter of Credit and escrowing an amount equal to one year's interest on the Industrial Development Revenue Bonds.

THE 1993 REFINANCING

     In May of 1993, an investor group led by Michael E. Heisley, currently the Chairman of the Board and a Director of the Company, acquired the existing subordinated debt of the Company and exchanged it for preferred stock of TFCC (the "1993 Refinancing"). In connection with the 1993 Refinancing, the Company
(i) borrowed the MassGeneral Debt and (ii) re-negotiated the terms of the CIBC Debt. As a result of the 1993 Refinancing, the Company became a wholly-owned subsidiary of TFCC.

THE 1996 REFINANCING

     Prior to the 1996 Refinancing, Heico Holding, a 55.0% stockholder of TFH, paid a total of $600,000 in fees to the lenders under the CIBC Debt in consideration for such lenders agreeing to extend the maturity of the CIBC Debt for the period of time required to complete the 1996 Refinancing. The Company reimbursed Heico Holding for the fees at the closing of the 1996 Refinancing. In consideration of Heico Holding advancing the fees to such lenders, the Company transferred to Heico Holding a parcel of its real property located in Harris County, Georgia. Heico Holding is controlled by Mr. Heisley, the Chairman of the Board and a Director of the Company.

     As part of the 1996 Refinancing, the Company entered into the Congress Loan Facility, which provided the Company with up to $12.0 million of term loans under the Congress Debt and up to $17.0 million of availability under the Congress Revolving Loans. Proceeds from the Congress Debt were used, among other things, to repay certain indebtedness of the Company. The Congress Revolving Loans have been available for general working capital purposes.

     In connection with the 1996 Refinancing, TFH was formed to, among other things, acquire and refinance certain of the Company's long-term debt obligations, including: (i) the $52.3 million outstanding of CIBC Debt; and (ii) the $8.8 million outstanding of MassGeneral Debt, which included $1.3 million in accrued interest which was subsequently paid to TFH. The terms of the TFH Debt were modified to subordinate this debt to Congress, defer payments of principal and interest owing thereon and increase the interest rate to 13.0% per annum. In addition, the stockholders of TFH caused the TFH Stockholders' Letters of Credit to be posted in the aggregate original face amount of $10.0 million to replace the Company's Letter of Credit. In connection with the 1996 Refinancing, the TFH Stockholders assigned their reimbursement rights against the Company to TFH and TFH agreed to subordinate its rights to Congress. TFH has waived any rights or claims to reimbursement by the Company in connection with such TFH Stockholders' Letters of Credit through December 31, 2005 and has subordinated its rights to reimbursement to the Notes. Thereafter, subject to the terms of the subordination, the Company will be obligated to reimburse TFH for any draws which have been or are subsequently made on the TFH Stockholders' Letters of Credit.

     In consideration of TFH's participation in the 1996 Refinancing, the Company issued 4,000 shares of the Company's Common Stock to TFH, which represents 80.0% of the issued and outstanding shares of the Company's Common Stock, and paid TFH accrued interest owing on the MassGeneral Debt of approximately $1.3 million.

OTHER

     Beginning with fiscal 1994, the Company has entered into consulting arrangements with Mr. Heisley and Thomas C. Mattick, a Director of the Company, for provision of consulting services to the Company. In respect of such consulting services, Mr. Heisley and Mr. Mattick each received $100,000 per year.

     As a result of TFH's ownership of 80.0% of the Common Stock of the Company, TFH and the Company are required to file a consolidated return for federal income tax purposes. As the common parent of the consolidated group, TFH is responsible for the payment of any consolidated tax liabilities. TFH and the Company have entered into a tax sharing agreement which provides that, in connection with the filing of the consolidated federal income tax return and the filing of state income tax returns in those states in which the operations of the Company are consolidated or combined with TFH, the Company shall be required to pay to TFH an amount equal to the Company's federal and state tax liabilities that the Company and its subsidiaries would have had to pay had the Company and its subsidiaries filed their own separate, consolidated or combined tax returns.

     TFCC has entered into restricted stock purchase agreements with each of Rolland G. Divin, the Company's President and Chief Executive Officer, S. Albert Gaston, the Company's Senior Vice President and Chief Financial Officer and Paul
C. Serff, the Company's Senior Vice President -- Human Resources. Pursuant to the agreements, each of Mr. Divin and Mr. Gaston were granted restricted stock in TFCC which vests over time in increments upon the respective officer's continuing employment with the Company. Mr. Serff's restricted stock awards were granted subject to: (i) vesting for one-half of the shares based upon Mr. Serff's continued employment with the Company; and (ii) vesting for one-half of the shares based upon the Company's achievement of certain objectives, including certain financial targets. Each of Mr. Divin, Mr. Gaston and Mr. Serff have vested and non-vested shares in TFCC pursuant to these agreements. See "Security Ownership of Management and Certain Beneficial Owners."

     TFH received a portion of the proceeds from the Old Note Offering and all of the shares of Class A Preferred Stock and Class B Preferred Stock. Up to $10.0 million of the Class A Preferred Stock is exchangeable for Exchange Notes. The Class A Preferred Stock, the Class B Preferred Stock and the Exchange Notes held by TFH will be restricted securities and will not be transferable unless such securities are registered or an exemption from such registration is available. Accordingly, in connection with the exchange of TFH Debt, the Company granted to TFH and its transferees the right to require the Company, at the Company's expense, to file a registration statement for the purpose of registering the resale of the Class A Preferred Stock, Class B Preferred Stock and Exchange Notes held by TFH.

                    DESCRIPTION OF OTHER SENIOR INDEBTEDNESS

DESCRIPTION OF WORKING CAPITAL FACILITY

     On October 14, 1997 the Company entered into an Amended and Restated Credit Agreement (the "Working Capital Loan Agreement") with Congress.

     General. Under the terms of the Working Capital Loan Agreement, Congress will provide the Company with a $17.0 million revolving credit facility (the "Working Capital Facility"). Borrowings under the Working Capital Facility are available to the extent that a sufficient borrowing base is present or to the extent otherwise made available by Congress. Unused availability under the Working Capital Facility is available for the working capital needs of the Company. The Working Capital Facility will terminate, and any outstanding revolving credit loans must be repaid in full on August 30, 1999, unless the agreement is extended as provided.

     Fees. The borrowings under the Working Capital Loan Agreement bear interest at the Prime Rate (as such term is defined in the Working Capital Loan Agreement) plus 1.375% per annum, or plus 3.375% per annum when the Company is in default under the Working Capital Loan Agreement. Interest on the loans under the Working Capital Facility is payable monthly in arrears. The Company is required to pay customary closing, commitment and servicing fees to Congress.

     Security. Substantially all of the receivables and inventory (and certain assets and rights relating thereto) of the Company are pledged to Congress as security for the borrowings under the Working Capital Loan Agreement.

     Covenants. The Working Capital Loan Agreement contains customary restrictive financial and other covenants of the Company, including without limitation: (i) reporting requirements; (ii) restrictions on the incurrence of indebtedness, leases, liens and contingent obligations; (iii) restrictions on mergers, acquisitions, sales of assets, investments and transactions with affiliates; (iv) a prohibition on distributions and dividends to its stockholders; (v) restrictions on capital expenditures and distributor financing; and (vii) working capital and tangible net worth tests.

     Events of Default. The events of default under the Working Capital Loan Agreement includes, among others: (i) any failure of the Company to pay principal or interest thereunder when due; (ii) the breach by the Company of covenants, representations or warranties contained in the Working Capital Loan Agreement; (iii) any failure to pay amounts due under certain other indebtedness of the Company or defaults that result in or permit the acceleration of certain other indebtedness of the Company; (iv) the bankruptcy, insolvency or dissolution of the Company; (v) the occurrence of a Change in Control (as defined in the Working Capital Loan Agreement); and (vi) the occurrence of a material adverse change in the business, assets or prospects of the Company.

DESCRIPTION OF INDUSTRIAL DEVELOPMENT REVENUE BONDS

     In October of 1979 (i) The Industrial Development Board of the County of Knox, Tennessee (the "Board") issued Industrial Development Revenue Bonds (General Mills, Inc. Project) in an aggregate principal amount of $4.2 million (the "Knox County Industrial Development Revenue Bonds") to, among other things, finance the cost of acquiring, constructing and installing an industrial plant in Knox County, Tennessee (the "Knox County Plant"), and (ii) the County of Taylor, Florida ("Taylor County") issued Industrial Development Revenue Bonds (CPG Products Corp. Project) in an aggregate principal amount of $5.8 million (the "Taylor County Industrial Development Revenue Bonds"; together with the Knox County Industrial Development Revenue Bonds, collectively, the "Industrial Development Revenue Bonds") to among other things, finance the acquisition of real property, the construction of a building thereon, the installation of certain machinery equipment, all located in Taylor County, Florida (collectively, the "Taylor County Property, Plant and Equipment"). The Knox County Plant and the Taylor County Property, Plant and Equipment are owned and operated by the Company.

     In connection with the issuance of the Industrial Development Revenue Bonds, the predecessor of the Company entered into certain obligations with the Board and Taylor County pursuant to which it guaranteed the interest and principal payments on the Industrial Development Revenue Bonds. In connection with the 1996 Refinancing, the TFH Stockholders posted the TFH Stockholders' Letters of Credit naming a previous owner of the Company as beneficiary in respect of its guarantee of obligations relating to the Industrial Development Revenue Bonds. See "Certain Transactions." In addition, the Company has approximately $1.4 million (as of June 14, 1997) in escrow for the benefit of the Company's predecessor on the Industrial Development Revenue Bonds. The TFH Stockholders have assigned all rights to reimbursement in connection with the TFH Stockholders' Letters of Credit to TFH and TFH has subordinated its right to reimbursement in connection with its obligations to Congress. TFH has waived any rights to reimbursement by the Company in connection with such TFH Stockholders' Letters of Credit through December 31, 2005 and has subordinated such rights to the Trustee in connection with the Notes. The Industrial Development Revenue Bonds are due in various amounts through 2009 at fixed interest rates ranging from 6 1/2% to 6 3/4% and are collateralized by the Knox County Plant and the Taylor County Property, Plant and Equipment. The holders of the Exchange Notes will not have a security interest in any of the Industrial Development Revenue Bonds collateral.

                            DESCRIPTION OF THE NOTES

     The Old Notes were, and the Exchange Notes will be, issued under an indenture (the "Indenture"), dated as of October 14, 1997 by and between the Company and IBJ Schroder Bank & Trust Company, as Trustee (the "Trustee"). Upon the issuance of the Exchange Notes, if any, or the effectiveness of a Shelf

Registration Statement (as defined), the Indenture will be subject to and governed by the provisions of the Trust Indenture Act of 1939, as amended (the "TIA"). The following summary of certain provisions of the Indenture, the Notes and the Security Documents does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the TIA, and to all of the provisions of the Indenture, the Notes and the Security Documents (copies of which can be obtained from the Company upon request), including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth under "-- Certain Definitions" below.

     The Notes will be senior secured obligations of the Company, ranking senior in right of payment to all future Indebtedness of the Company which is subordinated to the Notes and pari passu in right of payment with all existing and future unsubordinated Indebtedness of the Company.

     The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as paying agent and registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the registrar, which initially will be the Trustee's corporate trust office. The Company may change any paying agent and registrar without notice to Holders of the Notes. The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer and any Exchange Notes issued in exchange for the Class A Preferred Stock, will be treated as a single class of securities under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Exchange Notes are limited in aggregate principal amount to $70.0 million. Up to $10.0 million of such amount may be issued from time to time in exchange for the Class A Preferred Stock subject to the limitations set forth under "-- Certain Covenants -- Limitation on Indebtedness." The Exchange Notes will mature on November 1, 2004. The Exchange Notes will bear interest at the rate of 10 1/2% per annum from October 14, 1997 or from the most recent interest payment date to which interest has been paid, payable commencing on May 1, 1998 and thereafter semi-annually in arrears on each November 1 and May 1, to the persons in whose name the Exchange Note is registered at the close of business on the October 15 and April 15 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

     The Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after November 1, 2001 at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing on November 1 of the year set forth below, plus, in each case, accrued interest thereon to the date of redemption:

                                                            PERCENTAGE
                                                            ----------
2001......................................................   105.250%
2002......................................................   102.625
2003 and thereafter.......................................   100.000

OPTIONAL REDEMPTION UPON PUBLIC EQUITY OFFERING

     In the event that the Company consummates one or more Public Equity Offerings (as defined) on or before November 1, 2000, the Company may, at its option, redeem from the net cash proceeds of such Public Equity Offering, no later than 60 days following the consummation of such offering, up to 30.0% of the aggregate principal amount of the Notes then outstanding at a redemption price equal to 110.5% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon to the date of redemption; provided, however, that at least $45.0 million principal amount of Notes remain outstanding.

     As used in the preceding paragraph, "Public Equity Offerings" means an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes, or portions thereof, for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent for the Notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.

SECURITY

     All of the obligations of the Company under the Notes and the Indenture will be secured by a Lien on substantially all of the Company's interests (whether fee or leasehold) in all existing and future (i) real property (other than the real property on which the Company's plants in Knox County, Tennessee and Taylor County, Florida are located and certain other parcels of real property having an aggregate book value of approximately $300,000 on June 14,
1997), in each case together with all fixtures, additions, accessions, improvements, alterations, replacements and repairs thereto, (ii) machinery and equipment (other than the machinery and equipment located at and/or used in connection with the Company's plant in Taylor County, Florida), together with all additions, accessions, improvements, alterations, replacements and repairs thereto, (iii) intellectual property including, without limitation, all trademarks, service marks, patents, copyrights, trade secrets and other proprietary information, (iv) the assets deposited or required to be deposited in the Collateral Account pursuant to the Indenture, (v) shares of Capital Stock of each of the Company's Restricted Subsidiaries, if any, (vi) other items or types of personal property (other than (A) inventory and accounts and general intangibles related thereto, and other related personal property, products and proceeds of inventory and accounts and general intangibles related thereto, and other related personal property, (B) the cash escrow account pledged for the benefit of the Industrial Revenue Bonds, and (C) the assets subject to the Liens permitted by clause (xviii) of the definition of Permitted Liens), (vii) general intangibles relating to any and all of the foregoing, and (viii) proceeds and products of any and all of the foregoing (the property and assets described in clauses (i) through (viii) above, together with all other property and assets that may from time to time be subject to the Lien of the Security Documents, the "Collateral"). The security interest in the Collateral will be a first priority interest subject to certain permitted encumbrances, which encumbrances, in the reasonable judgment of the Company, will not materially adversely affect the value of the Collateral. Collateral consisting of real property will be mortgaged by the Company and any applicable Restricted Subsidiaries pursuant to mortgages or deeds of trust (the "Mortgages"). Collateral constituting personal property will be pledged by the Company and any applicable Restricted Subsidiaries pursuant to a security agreement (the "Security Agreement"). The Working Capital Facility will be secured by a Lien on the Company's inventory, accounts and general intangibles and other related personal property. The Knox County Industrial Revenue Bonds are secured by a Lien on the real property, buildings, improvements and fixtures located at the Company's plant in Knox County, Tennessee and the Taylor County Industrial Revenue Bonds are secured by the real property, plant and equipment located at, and/or used in connection with, the Company's plant in Taylor County, Florida.

     If the Notes become due and payable prior to the final stated maturity thereof for any reason or are not paid in full at the final stated maturity thereof and after any applicable grace period has expired, the Trustee has the right, subject to the Intercreditor Agreement described below, to foreclose upon the Collateral in accordance with instructions from the Holders of a majority in aggregate principal amount of the Notes or, in the absence of such instructions, in such manner as the Trustee deems appropriate in its absolute discretion. The proceeds received by the Trustee will be applied by the Trustee first to pay the expenses of such foreclosure and fees and other amounts then payable to the Trustee under the Indenture and the Security Documents and, thereafter, to pay all amounts owing to the Holders under the Indenture, the Notes and the Security Documents (with any remaining proceeds to be payable to the Company or as may otherwise be required by law).

     No appraisals of any portion of the Collateral have been prepared by or on behalf of the Company. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral could be sold, or, if sold, that the value of the Collateral will be sufficient to repay obligations under the Notes. Moreover, to the extent saleable, there can be no assurance that the proceeds of any sale of the Collateral in whole or in part pursuant to the Indenture and Security Documents following an Event of Default would be sufficient to satisfy payments due under the Notes. See "Risk Factors -- Limitations on Security Interests." In addition, the ability of the Trustee (for the benefit of the Holders) to realize upon the Collateral is subject to the Intercreditor Agreement and may be subject to certain statutory Liens (including tax, landlords', warehousemen's, and materialmen's Liens), certain Liens in favor of holders of purchase money indebtedness and certain bankruptcy law limitations in the event of a bankruptcy. See "Risk Factors -- Limitations on Security Interests." The Class A Preferred Stock may in certain instances be exchanged into Notes. Such exchange would increase the principal amount of Notes outstanding (up to a maximum of $10.0 million) and in turn would dilute the collateral coverage of the Notes purchased in the Offering.

     The collateral release provisions of the Indenture permit the release of Collateral without substitution of collateral of equal value under certain limited circumstances. See "-- Possession, Use and Release of Collateral." As described under "-- Certain Covenants -- Limitation on Sale of Assets," the Net Cash Proceeds of certain Asset Sales may under specified circumstances be required to be utilized to make an offer to purchase Notes. To the extent that any such offer to purchase Notes is not fully subscribed to by Holders thereof, the unutilized Net Cash Proceeds may, under certain circumstances, be retained by the Company free and clear of the Lien of the Indenture and the Security Documents.

INTERCREDITOR AGREEMENT

     On October 14, 1997, the Trustee for itself (and in that capacity) and as collateral agent on behalf of the holders of the Notes entered into an intercreditor agreement (the "Intercreditor Agreement") with Congress, which agreement was acknowledged and agreed to by the Company. The Intercreditor Agreement provides, among other things, that for a period following the issuance of a notice of enforcement by the Trustee, Congress may enter upon all or any portion of the Company's premises, use the Collateral to the extent necessary to complete the manufacture of inventory, collect accounts and sell or otherwise generally deal with and dispose of the collateral securing the Indebtedness under the Working Capital Facility.

CHANGE OF CONTROL

     The Indenture provides that upon the occurrence of a Change of Control, the Company will be required to offer to repurchase all of the outstanding Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

     Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date") and the procedure which the Holder must follow to exercise such right. The Change of Control Offer is required to remain open for at least 20 Business Days or such longer period as may be required by law. Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent for the Notes at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

     There can be no assurance that, in the event of a Change of Control, the Company would have sufficient funds to pay the repurchase price for all Notes that the Company is required to repurchase. In the event that the Company were required to repurchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its repurchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

     Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to the Company's obligation to make a Change of Control Offer. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants.

  Limitation on Indebtedness

     (a) The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness, including, without limitation, any Acquired Indebtedness; provided, however, that the foregoing will not prohibit (i) the Company from Incurring Permitted Indebtedness and (ii) any Restricted Subsidiary from Incurring Indebtedness pursuant to clauses (vi), (vii), and (viii) of the definition of Permitted Indebtedness.

     (b) Notwithstanding the foregoing limitations, (A) the Company may Incur Indebtedness (including, without limitation, Acquired Indebtedness) if: (i) no Default or Event of Default shall have occurred and be continuing on the date of the proposed Incurrence thereof or would result as a consequence of such proposed Incurrence and; (ii) immediately before and immediately after giving effect to such proposed Incurrence, the Consolidated Fixed Charge Coverage Ratio of the Company is at least equal to 2.0:1.0 and (B) after January 1, 1999, the Company may issue additional Notes in exchange for the Class A Preferred Stock if

(i) no Default or Event of Default shall have occurred and be continuing on the date of the proposed issuance thereof or would result as a consequence of such proposed issuance and (ii) immediately before and immediately after giving effect to such proposed issuance, the Consolidated Fixed Charge Coverage Ratio of the Company is at least equal to 2.25:1.0; provided, however, that (I) the aggregate principal amount of such additional Notes issued in all such exchanges may not exceed $10.0 million, (II) at the time of issuance of any additional Notes, the Company shall have delivered to the Trustee a certificate of an Independent Financial Advisor certifying the Fixed Charge Coverage Ratio, (III) any such issuance of additional Notes shall be in a minimum principal amount of $1.0 million and (IV) no more than one such exchange may be effected in any fiscal quarter.

     (c) The Company will not, directly or indirectly, in any event Incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company.

  Limitation on Restricted Payments

     The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable solely in Qualified Capital Stock of the Company or through increases in the liquidation preferences on such Qualified Capital Stock) on shares of the Company's Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company, or any warrants, rights or options to acquire shares of any class of such Capital Stock, other than through the exchange therefor solely of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes or (d) make any Investment (other than Permitted Investments) in any Person (each of the foregoing prohibited actions set forth in clauses (a), (b), (c) and (d) being referred to as a "Restricted Payment"), if at the time of such proposed Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default has occurred and is continuing or would result therefrom, or (ii) the Company is not able to Incur at least $1.00 of additional Indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio test of paragraph (b) of "-- Limitation on Indebtedness" above (as if such Restricted Payment had been made as of the first day of the Four Quarter Period), or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the board of directors of the Company) exceeds or would exceed the sum of: (A) 50.0% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100.0% of such loss) of the Company during the period (treating such period as a single accounting period) earned after the Issue Date and on or prior to the last day of the last fiscal quarter preceding the date of the proposed Restricted Payment (the "Reference Date"); plus (B) 100.0% of the aggregate net cash proceeds received by the Company from any Person (other than a Restricted Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus (C) without duplication of any amounts included in clause
(iii)(B) above, 100.0% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock; plus (D) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, interest payments, repayments of loans or advances, or other transfers of cash, in each case to the Company or to any Restricted Subsidiary of the Company from Unrestricted Subsidiaries (but without duplication of any such amount included in calculating cumulative Consolidated Net Income of the Company), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (in each case valued as provided in "-- Limitation on Designation of Unrestricted Subsidiaries" below), not to exceed, in the case of any Unrestricted Subsidiary, the

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

amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary and which was treated as a Restricted Payment under the Indenture; plus (E) without duplication of the immediately preceding subclause (D), an amount equal to the lesser of the cost or net cash proceeds received upon the sale or other disposition of any Investment made after the Issue Date which had been treated as a Restricted Payment (but without duplication of any such amount included in calculating cumulative Consolidated Net Income of the Company); plus (F) $1.0 million.

     Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph shall not prohibit: (1) the payment of any dividend or redemption payment within 60 days after the date of declaration of such dividend or the applicable redemption if the dividend or redemption payment, as the case may be, would have been permitted on the date of declaration; (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or warrants, options or rights to acquire Qualified Capital Stock; (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes, either (A) solely in exchange for (I) shares of Qualified Capital Stock of the Company or (II) Indebtedness of the Company which has a Weighted Average Life to Maturity that is greater than the Weighted Average Life to Maturity of the Indebtedness being acquired and is subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being acquired, or (B) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of (I) shares of Qualified Capital Stock of the Company or (II) Refinancing Indebtedness; (4) the issuance of additional Class A Preferred Stock as dividends on the Class A Preferred Stock or an increase in the liquidation preference thereon; and (5) the issuance of additional Notes in exchange for Class A Preferred Stock to the extent permitted under clause (b)(B) under the "Limitation on Indebtedness" covenant. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause
(iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2) and (5) shall be included in such calculation.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.

  Limitation on Sale of Assets

     The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, consummate any Asset Sale unless (i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of in such Asset Sale; (ii) at least 80.0% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; (iii) if such Asset Sale involves Collateral, (x) such Asset Sale is not between the Company and any of its Subsidiaries or between Subsidiaries of the Company and (y) the Company shall cause the cash consideration received in respect thereof to be deposited in the Collateral Account as and when received by the Company or by any Subsidiary of the Company and shall otherwise be in compliance with the provisions described under "-- Possession, Use and Release of Collateral -- Release of Collateral," and (iv) the Company or such Restricted Subsidiary shall apply the Net Cash Proceeds of such Asset Sale within 270 days of receipt thereof, as follows:

          (a) first, to the extent such Net Cash Proceeds are received from an Asset Sale not involving the sale, transfer or disposition of Collateral ("Non-Collateral Proceeds"), to repay any Indebtedness secured by the assets involved in such Asset Sale or otherwise required to be repaid with the proceeds thereof; provided that in the event any Net Cash Proceeds received in respect thereof are used to repay indebtedness outstanding under any revolving credit or other working capital type facilities (but excluding the Working Capital Facility which does not have to be permanently reduced) such facility is permanently reduced by the amounts thereof;

          (b) second, with respect to any Non-Collateral Proceeds remaining after application pursuant to the preceding paragraph (a) and any Net Cash Proceeds received from an Asset Sale involving Collateral ("Collateral Proceeds" and, together with such remaining Non-Collateral Proceeds, the "Available Proceeds Amount"), the Company shall make an offer to purchase (the "Asset Sale Offer") from all Holders, up to a maximum principal amount (expressed as an integral multiple of $1,000) of Notes equal to the Available Proceeds Amount at a purchase price equal to 100.0% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase; provided that the Company will not be required to apply pursuant to this paragraph (b) Net Cash Proceeds received from any Asset Sale if, and only to the extent that, such Net Cash Proceeds are applied to a Related Business Investment (other than an investment in inventory or other property not constituting Collateral or a category of Collateral), within 270 days of such Asset Sale and the property and assets so acquired are made subject to the Lien of the Indenture and the applicable Security Documents pursuant to the provisions thereof; provided, that, any Non-Collateral Proceeds including the Available Proceeds Amount, may be invested in inventory or other property not constituting Collateral (or a category of Collateral) and any property so acquired need not be made subject to the Lien under the Indenture. If at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this "Limitation on Sale of Assets" covenant. The Company may defer the Asset Sale Offer until there is an aggregate unutilized Available Proceeds Amount equal to or in excess of $3.5 million resulting from one or more Asset Sales (at which time, the entire unutilized Available Proceeds Amount, and not just the amount in excess of $3.5 million, shall be applied as required pursuant to this paragraph). To the extent the Asset Sale Offer is not fully subscribed to by Holders, the Company may obtain a release of the unutilized portion of the Available Proceeds Amount from the Lien of the Security Documents; and

          (c) all Net Proceeds and all Net Awards required to be delivered to the Trustee pursuant to any Security Document shall constitute Trust Moneys and shall, to the extent received by the Company, be delivered by the Company to the Trustee contemporaneously with receipt by the Company and be deposited in the Collateral Account. Net Proceeds and Net Awards so deposited that are required to be applied or may be applied by the Company to effect a Restoration of the affected Collateral under the applicable Security Document may be withdrawn from the Collateral Account under the Indenture, only in accordance with the Indenture. Net Proceeds and Net Awards so deposited that are not required to be applied to effect a Restoration of the affected Collateral under the applicable Security Document may only be withdrawn in accordance with the Indenture. See "-- Use of Trust Moneys." All Collateral Proceeds shall constitute Trust
     Moneys and shall be delivered by the Company to the Trustee and shall be deposited in the Collateral Account in accordance with the Indenture. Collateral Proceeds so deposited may be withdrawn from the Collateral Account pursuant to the Indenture as summarized in "-- Use of Trust Moneys."

     Notice of an Asset Sale Offer will be mailed to the Holders as shown on the register of Holders not less than 30 days nor more than 60 days before the payment date for the Asset Sale Offer, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Asset Sale Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 principal amount at maturity in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Available Proceeds Amount, Notes of tendering Holders will be repurchased on a pro rata basis (based on amounts tendered). An Asset Sale Offer shall remain open for a period of 20 Business Days or such longer periods as may be required by law.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

  Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock; (b) make loans or advances or pay any Indebtedness or other obligation owed to the Company or to any other Restricted Subsidiary; (c) guarantee any Indebtedness or any other obligation of the Company or any Restricted Subsidiary; or (d) transfer any of its property or assets to the Company or to any other Restricted Subsidiary of the Company (each such encumbrance or restriction, a "Payment Restriction"), except for such encumbrances or restrictions existing under or by reason of: (1) applicable law;
(2) the Indenture and the Security Documents; (3) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary of the Company; (4) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to such Restricted Subsidiary, or the properties or assets of such Restricted Subsidiary, other than the Person or the properties or assets of the Person so acquired; (5) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; (6) customary restrictions with respect to a Restricted Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary to be consummated in accordance with the terms of the Indenture solely in respect of the assets or Capital Stock to be sold or disposed of; (7) any instrument governing a Permitted Lien, to the extent and only to the extent such instrument restricts the transfer or other disposition of assets subject to such Permitted Lien; or (8) an agreement governing Refinancing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2),
(4) or (5) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Refinancing Indebtedness are no less favorable to the Holders in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in the applicable agreement referred to in such clause (2), (4) or (5).

  Limitation on Liens

     The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist or remain in effect any Liens (i) upon any item of Collateral other than the Liens granted to the Trustee (for the benefit of the Holders) pursuant to the Indenture and the Security Documents and the other Liens expressly permitted by the applicable Security Documents and (ii) upon any other properties or assets of the Company or of any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or on any proceeds therefrom, or assign or otherwise convey any right to receive income or profits thereon other than, with respect to this clause (ii), (A) Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date and (B) Permitted Liens.

  Merger, Consolidation and Sale of Assets

     The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer or lease the properties and assets of the Company and of the Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture, the Security Documents and the Registration Rights Agreement on the part of the Company to be performed or observed and the Company shall have taken all steps necessary or reasonably requested by the Trustee to protect and perfect the security interests granted or purported to be granted under the Security Documents; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (i) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (ii) shall be able to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test of paragraph (b) of "-- Limitation on Indebtedness"; provided that in determining the "Consolidated Fixed Charge Coverage Ratio" of the resulting transferee or surviving Person, such ratio shall be calculated as if the transaction (including the Incurrence of any Indebtedness or Acquired Indebtedness) took place on the first day of the Four Quarter Period; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred and any Lien granted in connection with or in respect of the transaction) no Default and no Event of Default shall have occurred or be continuing; and (iv) the Company or the Surviving Entity shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied; provided, however, that such counsel may rely, as to matters of fact, on a certificate or certificates of officers of the Company.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     Upon any such consolidation, merger, conveyance, lease or transfer in accordance with the foregoing, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor had been named as the Company therein, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the Indenture, the Notes and the Security Documents.

  Impairment of Security Interest

     Neither the Company nor any of its Subsidiaries will take or omit to take any action which action or omission would have the result of impairing the security interest in the Collateral granted to the Trustee, for its benefit and for the benefit of the Holders, and the Company shall not grant to any Person, or suffer any Person to have (other than to the Trustee for the benefit of the Trustee and the Holders) any interest whatsoever in the Collateral, except as otherwise permitted by the Indenture and by the Security Documents. Neither the Company nor any of its Subsidiaries will enter into any agreement or instrument that by its terms requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than Permitted Liens pursuant to the Indenture, the Notes and the Security Documents.

  Limitation on Transactions with Affiliates

     (a) The Company will not, and will not cause or permit any Restricted Subsidiary to, conduct any business or enter into any transaction or series of transactions with or for the benefit of any of their Affiliates (each an "Affiliate Transaction"), except in good faith and on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arms'-length basis from a Person not an Affiliate of the Company or such Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1.0 million shall be approved by the Board of Directors of the Company, such approval to be evidenced by a Board Resolution stating that such board of directors has determined that such transaction complies with the foregoing provisions. If the Company or any Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $5.0 million, the Company or such Subsidiary shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

     (b) The foregoing restrictions shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary as determined in good faith by the Company's Board of Directors or senior management; (ii) transactions exclusively between or among the Company and any of its Wholly Owned Restricted Subsidiaries or exclusively between or among such Wholly Owned Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; (iii) Restricted Payments permitted by the Indenture; (iv) payments made under the Tax Sharing Agreement as in effect on the Issue Date or any amendment thereto or replacement agreement thereto so long as any such amendment or replacement is no less favorable to Holders than the original agreement as in effect on the Issue Date; and (v) management fees payable to Affiliates of the Company not to exceed $200,000 per annum in the aggregate.

  Limitation on Sale and Leaseback Transactions

     The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction. Notwithstanding the foregoing, the Company may enter into a Sale and Leaseback Transaction involving only the sale or transfer of assets acquired after the Issue Date and not constituting Collateral if: (i) after giving pro forma effect to any such Sale and Leaseback Transaction, the aggregate amount of Attributable Debt for all Sale and Leaseback Transactions effected pursuant to this covenant is less than $5.0 million; (ii) the net proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value of such property (as determined by the Company's Board of Directors); (iii) the aggregate rent payable (exclusive of the interest component thereof) by the Company in respect of such Sale and Leaseback Transaction is not in excess of the fair market rental value of the property leased pursuant to such Sale and Leaseback Transaction (as determined by the Company's Board of Directors); and (iv) the Company shall apply the Net Cash Proceeds of the sale as provided under "-- Limitation on Sale of Assets" above, in the manner provided by the provisions of such covenant.

  Limitation on Restricted and Unrestricted Subsidiaries

     The Board of Directors of the Company may, if no Default or Event of Default shall have occurred and be continuing or would arise therefrom, designate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that (i) any such redesignation shall be deemed to be an incurrence as of the date of such redesignation by the Company and its Restricted Subsidiaries of the Indebtedness (if any) of such redesignated Subsidiary for purposes of "-- Limitation on Indebtedness" above and (ii) unless such redesignated Subsidiary shall not have any Indebtedness outstanding, other than Indebtedness which would be Permitted Indebtedness, no such designation shall be permitted if immediately after giving effect to such redesignation and the incurrence of any such additional Indebtedness the Company could not incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to "-- Limitation on Indebtedness" above.

     The Board of Directors of the Company also may, if no Default or Event of Default shall have occurred and be continuing or would arise therefrom, designate any Restricted Subsidiary to be an Unrestricted Subsidiary if (i) such designation is at that time permitted under "-- Limitation on Restricted Payments" above and (ii) immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to "-- Limitation on Indebtedness" above. Any such designation by the Board of Directors shall be evidenced to the Trustee by the filing with the Trustee of a certified copy of the resolution of the Board of Directors giving effect to such designation or redesignation and an Officers' Certificate certifying that such designation or redesignation complied with the foregoing conditions and setting forth in reasonable detail the underlying calculations.

     For purposes of the covenant described under "-- Limitation on Restricted Payments" above, (i) an "Investment" shall be deemed to have been made at the time any Restricted Subsidiary is designated as an Unrestricted Subsidiary in an amount (proportionate to the Company's equity interest in such Subsidiary) equal to the net worth of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated as an Unrestricted Subsidiary; (ii) at any date the aggregate amount of all Restricted Payments made as Investments since the Issue Date shall exclude and be reduced by an amount (proportionate to the Company's equity interest in such Subsidiary) equal to the net worth of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, not to exceed, in the case of any such redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the amount of Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary (in each case (i) and (ii) "net worth" to be calculated based upon the fair market value of the assets of such Subsidiary as of any such date of designation); and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

     Notwithstanding the foregoing, the Board of Directors may not designate any Subsidiary of the Company to be an Unrestricted Subsidiary if, after such designation, (a) the Company or any Restricted Subsidiary (i) provides credit support for, or a guarantee of, any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) or (ii) is directly or indirectly liable for any Indebtedness of such Subsidiary or (b) such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any Restricted Subsidiary which is not a Subsidiary of the Subsidiary to be so designated.

     Subsidiaries of the Company that are not designated by the Board of Directors as Restricted or Unrestricted Subsidiaries will be deemed to be Restricted Subsidiaries. Notwithstanding any provisions of this covenant, all Subsidiaries of an Unrestricted Subsidiary will be Unrestricted Subsidiaries.

     Limitation on Guarantees by Subsidiaries

     The Company will not permit any Restricted Subsidiary, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to Incur, assume, guarantee or in any other manner become liable with respect to any Indebtedness, unless, in any such case (a) such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture, providing a guarantee of payment of the Notes by such Restricted Subsidiary (the "Guarantee") and (b) if such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the Guarantee pursuant to subordination provisions no less favorable in all material respects to the Holders of the Notes than those contained in the Indenture.

     Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon: (i) the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; (ii) any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Company, of all of the Company's Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that (a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed; or (iii) the redesignation of such Restricted Subsidiary as an Unrestricted Subsidiary in compliance with the terms of the Indenture.

  Limitation on Amendments to Certain Documents

     The Company will not amend, supplement or modify any documents governing the terms of the Class A Preferred Stock unless any such amendment, supplement or modification is no less favorable to the Holders than the terms thereof on the Issue Date.

  Reports to Holders

     The Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of 314(a) of the TIA.

  Conduct of Business

     The Company and its Restricted Subsidiaries will not engage in any business which is not the same as or reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company is engaged on the Issue Date.

  Events of Default

     The following events are defined in the Indenture as "Events of Default":

          (i) the failure to pay interest (including any Additional Interest) on any Note for a period of 30 days or more after such interest becomes due and payable; or

          (ii) the failure to pay the principal on any Note, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or an Asset Sale Offer); or

          (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture or any Security Document which default continues for a period of 60 days after the Company receives written notice specifying the default from the Trustee or from Holders of at least 25.0% in principal amount of outstanding Notes (except in the case of a default with respect to the "Change of Control," "Limitation on Asset Sales" or "Merger, Consolidation and Sale of Assets" covenants, which will constitute Events of Default with notice but without passage of time); or

          (iv) (A) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or of any Restricted Subsidiary of the Company (or the payment of which is guaranteed by the Company or any Restricted Subsidiary of the Company), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default (a) is caused by a failure to pay at final maturity the principal of or premium, if any, on such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a "payment default"), or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates at least $3.0 million; or

          (v) one or more judgments in an aggregate amount in excess of $3.0 million (which are not covered by third-party insurance as to which the insurer has not disclaimed coverage) being rendered against the Company or any of its Material Subsidiaries and such judgments remain undischarged, or unstayed or unsatisfied for a period of 60 days after such judgment or judgments become final and non-appealable; or

          (vi) certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Material Subsidiaries; or

          (vii) any Guarantee executed and delivered by a Restricted Subsidiary providing a guarantee of the payment and performance of the Company's obligations under the Indenture and the Notes ceases to be in full force and effect (other than in accordance with its terms) or any of the Security Documents cease to be in full force and effect (other than in accordance with their respective terms), or any of the Security Documents cease to give the Trustee the Liens, rights, powers and privileges purported to be created thereby, or any such Guarantee or Security Document is declared null and void, or the Company denies any of its obligations under any such Guarantee or Security Document.

     If an Event of Default (other than an Event of Default specified in clause
(vi) above relating to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25.0% in aggregate principal amount of the then outstanding Notes may declare the unpaid principal of, premium, if any, and accrued and unpaid interest on, all the Notes then outstanding to be due and payable, by notice in writing to the Company (and to the Trustee, if given by Holders) and upon such declaration such principal amount, premium, if any, and accrued and unpaid interest will become immediately due and payable. If an Event of Default specified in clause (vi) above relating to the Company occurs, all unpaid principal of, and premium, if any, and accrued and unpaid interest on, the Notes then outstanding will ipso facto become due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (a) if the rescission would not conflict with any judgment or decree, (b) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration, (c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (d) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (e) in the event of the cure or waiver of an Event of Default of the type described in clause (f) of the description of Events of Default above, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived; provided, however, that such counsel may rely, as to matters of fact, on a certificate or certificates of officers of the Company. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

     The Indenture provides that, at any time prior to the declaration of acceleration of the Notes, the Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

     The Indenture provides that, Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, whether or not an Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance.") Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of Holders of the Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments,
(iii) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; provided, however, such opinion of counsel shall not be required if all the Notes will become due and payable on the maturity date within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default with respect to the Indenture resulting from the Incurrence of Indebtedness, all or a portion of which will be used to defease the notes concurrently with such Incurrence) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or defeating, hindering, delaying or defrauding any other creditors of the Company or others;
(vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; provided, however, that such counsel may rely, as to matters of fact, on a certificate or certificates of officers of the Company; (viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Indebtedness of the Company other than the Notes and (B) assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and that no Holder of the Notes is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; provided, however, that such counsel may rely, as to matters of fact, on a certificate or certificates of officers of the Company; and (ix) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with; provided, however, that such counsel may rely, as to matters of fact, on a certificate or certificates of officers of the Company.

POSSESSION, USE AND RELEASE OF COLLATERAL

     Unless an Event of Default shall have occurred and be continuing, the Company will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited or required to be deposited with the Trustee and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

  Release of Collateral

     The Company will have the right to sell, exchange or otherwise dispose of any of the Collateral (other than Trust Moneys (but other than Trust Moneys constituting Collateral Proceeds), which Trust Moneys are subject to release from the Lien of the Security Documents as provided under "Use of Trust Moneys" below) (a "Release Transaction"), upon compliance with the requirements and conditions of the provisions described below, and the Trustee shall release the same from the Lien of the Security Documents upon receipt by the Trustee (other than in the case of paragraph (d) below) of a notice requesting such release and describing the property to be so released, together with delivery of the following, among other matters:

          (a) If the property to be released has a net book value of at least $5.0 million, a Board Resolution of the Company requesting such release and authorizing an application to the Trustee therefor.

          (b) An Officers' Certificate of the Company dated not more than 30 days prior to the date of the application for such release, and signed also, in the case of the following clauses (ii) and (iv), by an

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

     Appraiser or, if such property consists of securities, by a Financial Advisor, in each case stating in substance as to certain matters, including the following: (i) that, in the opinion of the signers, the security afforded by the Security Documents will not be impaired by such release in contravention of the provisions of the Indenture, and that either (1) the Collateral to be released is not Collateral Proceeds and is not being replaced by comparable property, has a net book value of less than $750,000 and is not necessary for the efficient operation of the Company's and its Subsidiaries' remaining property or in the conduct of the business of the Company and its Subsidiaries as conducted immediately prior thereto or (2) the Collateral to be released is Trust Moneys representing Collateral Proceeds that are not required, or cannot possibly be required through the passage of time or otherwise, to be used to purchase Notes under the "Limitation on Asset Sales" covenant or (3) the Collateral to be released is being released in connection with an Asset Sale of such Collateral and the net proceeds (as defined in paragraph (d) below) from such Asset Sale are being delivered to the Trustee (if required by the covenant "Limitation on Asset Sales") in accordance with, and to the extent required by, the provisions of paragraph (d) below; (ii) except in the case of a release referred to in the preceding paragraph (b)(i)(2), that the Company has either disposed of or will dispose of the Collateral so to be released in compliance with all applicable terms of the Indenture and for a consideration representing, in the opinion of the signers, its fair value, which consideration may, subject to any other provisions of the Indenture, consist of any one or more of the following: (A) cash or Cash Equivalents,
     (B) obligations secured by a purchase money Lien upon the property so to be released and (C) any other property or assets that, upon acquisition thereof by the Company, would be subject to the Lien of the Security Documents (except as provided in paragraph (d) below), and subject to no Lien other than certain Liens which, under the applicable provisions of the Security Documents relating thereto, are permitted to be superior to the Lien of the Trustee therein, all of such consideration to be briefly described in the certificate; (iii) that no Event of Default has occurred and is continuing; (iv) the fair value, in the opinion of the signers, of the property to be released at the date of such application for release; provided that it shall not be necessary under this clause (iv) to state the fair value of any property whose fair value is certified in a certificate of an Independent Appraiser or Independent Financial Advisor under paragraph (c) below; and (v) that all conditions precedent in the Indenture and the Security Documents relating to the release of the Collateral in question have been complied with.

          (c) If (i) the fair value of the property to be released and of all other property released from the Lien of the Security Documents since the commencement of the then current calendar year is 10 percent or more of the aggregate principal amount of the Notes outstanding on the date of the application and (ii) the fair value of the Collateral to be so released is at least $250,000 and at least 1 percent of the aggregate principal amount of the Notes outstanding on the date of the application, a certificate of an Independent Appraiser, or if such property consists of securities, a certificate of an Independent Financial Advisor stating (1) the then fair value, in the opinion of the signer, of the property to be released; and
     (2) that such release, in the opinion of the signer, will not impair the security interests under any of the Security Documents in contravention of their terms.

          (d) The net proceeds (excluding any Collateral Proceeds which are not required, or cannot be required through the passage of time or otherwise, to be used to purchase or redeem Notes under the covenant described under "Limitation on Asset Sales" above) or, if the Collateral so to be released is subject to a prior Lien permitted under the Security Documents, a certificate of the trustee, mortgagee or other holder of such prior Lien that it has received such net proceeds and has been irrevocably authorized by the Company to pay over to the Trustee any balance of such net proceeds remaining after the discharge of such Indebtedness secured by such prior Lien; and, if any property other than cash, Cash Equivalents or obligations is included in such net proceeds, such instruments of conveyance, assignment and transfer, if any, as may be necessary, in the Opinion of Counsel, to subject to the Lien of the Security Documents all the right, title and interest of the Company or the relevant Guarantor in and to such property. For purposes of this paragraph (d), "net proceeds" shall mean any cash, Cash Equivalents, obligations or other property received on the sale, transfer, exchange or other disposition of Collateral to be released, less a proportionate share of (i) brokerage commissions and other reasonable fees and expenses related to such transaction and (ii) any provision for Federal, state or local taxes payable as a result of such sale, transfer, exchange or other disposition.

          (e) One or more Opinions of Counsel which, when considered collectively, shall be substantially to the effect (i) that any obligation included in the consideration for any property so to be released and to be received by the Trustee pursuant to paragraph (d) above is a valid and binding obligation enforceable in accordance with its terms, subject to such customary exceptions regarding equitable principles, creditors' rights generally and bankruptcy as shall be reasonably acceptable to the Trustee in its sole judgment, and is effectively pledged under the Security Documents, (ii) that any Lien granted by a purchaser to secure a purchase money obligation is a fully perfected first priority Lien to the extent obtainable by filing or possession and such instrument granting such Lien is enforceable in accordance with its terms, (iii) either (x) that such instruments of conveyance, assignment and transfer as have been or are then delivered to the Trustee are sufficient to subject to the Lien of the Security Documents all the right, title and interest of the Company in and to any property, other than cash, Cash Equivalents and obligations, that is included in the consideration for the Collateral so to be released and to be received by the Trustee pursuant to paragraph (d) above, subject to no Lien other than Liens permitted on Collateral by the covenant described under "Limitation on Liens" above, or (y) that no instruments of conveyance, assignment or transfer are necessary for such purpose, (iv) that the Company has corporate power to own all property included in the consideration for such release, (v) in case any part of the money or obligations referred to in paragraph (d) above has been deposited with a trustee or other holder of any prior Lien permitted by the Security Documents, that the Collateral to be released, or a specified portion thereof, is or immediately before such release was subject to such prior Lien and that such deposit is required by such prior Lien and (vi) that all conditions precedent provided in the Indenture and the Security Documents relating to the release of the Collateral have been complied with.

     Notwithstanding the foregoing, the Company may obtain a release of Available Amounts required to purchase Notes pursuant to an Asset Sale Offer on an Asset Sale Payment Date by directing the Trustee in writing to cause to be applied such Available Amounts to such purchase in accordance with the covenant described under "Disposition of Proceeds of Asset Sales" above.

     In case an Event of Default shall have occurred and be continuing, the Company, while in possession of the Collateral (other than cash, Cash Equivalents and other personal property held by, or required to be deposited or pledged with, the Trustee under the Indenture or under any Security Document or with the trustee, mortgagee or other holder of a prior Lien permitted under the Security Documents), may do any of the things enumerated in these "Release of Collateral" provisions only if the Trustee, in its discretion, or the holders of a majority in aggregate principal amount of the outstanding Notes shall consent to such action, in which event any certificate filed under these "Release of Collateral" provisions, shall omit the statement to the effect that no Event of Default has occurred and is continuing.

     All cash or Cash Equivalents received by the Trustee pursuant to the provisions described under "Release of Collateral" will be held by the Trustee as Trust Moneys under the Indenture subject to application as provided in "Release of Collateral" (in the case of any Net Cash Proceeds from Asset Sales) or in "Use of Trust Moneys" below. All purchase money and other obligations received by the Trustee pursuant to these "Release of Collateral" provisions shall be held by the Trustee.

     Any releases of Collateral made in strict compliance with these "Release of Collateral" provisions shall be deemed not to impair the security interests created by the Security Documents in favor of the Trustee, for the benefit of the Holders, in contravention of the provisions of the Indenture. The above provisions shall also apply to the Restricted Subsidiaries with respect to any Collateral pledged by such Restricted Subsidiaries.

  Disposition of Collateral Without Release

     Notwithstanding the provisions of "-- Release of Collateral" above, so long as no Event of Default shall have occurred and be continuing, the Company may, without any release or consent by the Trustee, do any number of ordinary course activities in respect of the Collateral, in limited dollar amounts specified by the TIA, upon satisfaction of certain conditions. For example, among other things, subject to such dollar limitations and conditions, the Company would be permitted to sell or otherwise dispose of any property subject to the Lien of the Indenture and the Security Documents, which may have become worn out or obsolete; abandon, terminate, cancel, release or make alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the Security Documents; surrender or modify any franchise, license or permit subject to the Lien of the Indenture or any of the Security Documents which it may own or under which it may be operating; alter, repair, replace, change the location or position of and add to its structures, machinery, systems, equipment, fixtures and appurtenances; demolish, dismantle, tear down or scrap any Collateral or abandon any thereof; grant a non-exclusive license of any intellectual property; abandon intellectual property under certain circumstances; and grant leases in respect of real property under certain circumstances.

     The above provisions shall also apply to the Restricted Subsidiaries with respect to any Collateral pledged by such Restricted Subsidiaries.

USE OF TRUST MONEYS

     All Trust Moneys (including, without limitation, all Collateral Proceeds) shall be held by the Trustee as a part of the Collateral securing the Notes and, so long as no Event of Default shall have occurred and be continuing, may either
(i) be released in accordance with "Possession, Use and Release of Collateral -- Release of Collateral" above if such Trust Moneys represent Collateral Proceeds in respect of an Asset Sale or (ii) at the direction of the Company be applied by the Trustee from time to time to the payment of the principal of (at a purchase price equal to 100.0% of the principal amount of the relevant Notes) and interest on any Notes at maturity or upon redemption or to the purchase of Notes upon tender or in the open market or at private sale or upon any exchange or in any one or more of such ways, in each case in compliance with the Indenture. The Company may also withdraw Trust Moneys constituting the proceeds of insurance upon any part of the Collateral or an award for any Collateral taken by eminent domain to reimburse the Company for repair or replacement of such Collateral, subject to certain conditions.

     The Trustee shall be entitled to apply any Trust Moneys to the cure of any Default or Event of Default under the Indenture. Trust Moneys deposited with the Trustee shall be invested in Cash Equivalents pursuant to the direction of the Company and, so long as no Event of Default shall have occurred and be continuing, the Company shall be entitled to any interest or dividends accrued, earned or paid on such Cash Equivalents.

MODIFICATION OF THE INDENTURE

     From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an Opinion of Counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder of the Notes affected thereby, no amendment may, directly or indirectly: (i) reduce the amount of Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of the Notes to waive Defaults or Events of Default; (vi) amend, modify or change the obligation of the Company to make or consummate a Change of Control Offer (including the definition of Change of Control), or, after the Company's obligation to purchase the Notes arises thereunder, an Asset Sale Offer or waive any default in the performance thereof or modify any of the provisions or definitions with respect to any Asset Sale Offer; (vii) adversely affect the ranking of Notes; or (viii) adversely affect the Liens on any material portion of the Collateral.

GOVERNING LAW

     The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries (i) existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or (ii) which becomes Indebtedness of the Company or a Restricted Subsidiary in connection with the acquisition of assets from such Person, in each case not incurred in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, merger or consolidation.

     "Affiliate" means, when used with reference to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the referent Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "Affiliate Transaction" has the meaning set forth in "-- Certain Covenants -- Limitation on Transactions with Affiliates."

     "Appraiser" means a Person who in the ordinary course of its business appraises property and, where real property is involved, who is a member in good standing of the American Institute of Real Estate Appraisers, recognized and licensed to do business in the jurisdiction where the applicable real property is situated.

     "Asset Acquisition" means (i) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or shall be merged with the Company or any Restricted Subsidiary of the Company or (ii) the acquisition by the Company or any Restricted Subsidiary of the Company of assets of any Person comprising a division or line of business of such Person.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease, assignment or other transfer for value by the Company or by any of its Restricted Subsidiaries to any Person other than to the Company or to a Wholly Owned Restricted Subsidiary of (i) any Capital Stock of any Restricted Subsidiary or (ii) any other property or assets of the Company or of any Restricted Subsidiary, other than with respect to this clause (ii) any such sale, conveyance, transfer, lease, assignment or other transfer for value in the ordinary course of business; provided, however, Asset Sale shall not include any transaction for fair market value for which the Company or its Restricted Subsidiaries receive consideration of less than $750,000.

     "Asset Sale Offer" has the meaning set forth in "-- Certain Covenants -- Limitation on Asset Sales."

     "Attributable Debt" means, with respect to any Sale and Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the Company, be extended).

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the board of directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Business Day" means any day other than a Saturday, Sunday or any day which banking institutions in the City of New York are required or authorized by law or other governmental action to be closed.

     "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million and at the time of purchase received one of the three highest ratings from the following rating organizations: S&P and Moody's; and (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above.

     "Change of Control" means the occurrence of one or more of the following events (whether or not approved by the board of directors of the Company): (i) the Company consolidates with or merges with or into another Person or any Person consolidates with, or merges with or into, the Company (in each case, whether or not in compliance with the terms of the Indenture), in any such event pursuant to a transaction in which immediately after the consummation thereof the Permitted Holders shall cease to have the power, directly or indirectly (including by way of a general partnership interest), to vote or direct the voting of securities having at least 51.0% of the ordinary voting power for the election of the directors of the Company; provided, that a merger of TFH and TFCC into the Company made in compliance with the covenant described in "-- Certain Covenants -- Merger, Consolidation and Sale of Assets" will not be considered a merger for purposes of this clause (i); or (ii) the Company or any of its Restricted Subsidiaries, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis) to any Person or group (other than a wholly owned Subsidiary of the Company) of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group of Persons"); or (iii) the adoption of any plan of liquidation or dissolution of the Company (whether or not in compliance with the provisions of the Indenture); or (iv) any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act (other than the Company or the Permitted Holders)) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Capital Stock of the Company representing at least 35.0% of the voting power of the Capital Stock of the Company and the Permitted Holders own or control less than 35.0%; or (v) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period with directors whose replacement shall not have been approved (by recommendation, nomination or election, as the case may be) by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of (a) all or substantially all of the properties or assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     "Class A Preferred Stock" means the 7,000 shares of Exchangeable Preferred Stock of the Company, $.01 par value per share, Class A.

     "Class B Preferred Stock" means the 21,737 shares of Preferred Stock of the Company, $.01 par value per share, Class B.

     "Collateral" means, collectively, all of the property and assets (including, without limitation, Trust Moneys) that are from time to time subject to, or purport to be subject to, the Lien of the Indenture or any of the Security Documents.

     "Collateral Account" means the collateral account to be established pursuant to the Indenture.

     "Collateral Proceeds" has the meaning set forth in "-- Certain Covenants -- Limitation on Sale of Assets."

     "Commodity Agreement" of any Person means any option or futures contract or similar agreement or arrangement.

     "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated EBITDA" means, for any period, the sum (without duplication) of (a) Consolidated Net Income and (b) to the extent Consolidated Net Income has been reduced thereby, (i) all income taxes of the Company and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business), (ii) Consolidated Interest Expense, (iii) any amounts excluded from the calculation of Consolidated Interest Expense pursuant to the proviso of the definition thereof, (iv) the amount of any Preferred Stock dividends paid in cash by the Company and its Restricted Subsidiaries and (v) Consolidated Non-cash Charges, less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to the Company, the ratio of (a) Consolidated EBITDA of the Company during the four full fiscal quarters for which financial information in respect thereof is available (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated EBITDA Coverage Ratio (the "Transaction Date") to (b) Consolidated Fixed Charges of the Company for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect (without duplication) on a pro forma basis for the period of such calculation to (a) the incurrence or repayment of any Indebtedness of the Company or any of its

Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (b) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness, and also including, without limitation, any Consolidated EBITDA attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If the Company or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if the Company or the Restricted Subsidiary, as the case may be, had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated EBITDA Coverage Ratio," (i) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date (other than the incurrence or repayment of indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities); (ii) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; (iii) notwithstanding clauses (i) and (ii) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Fixed Charges" means, with respect to the Company for any period, the sum, without duplication, of (a) Consolidated Interest Expense (including any premium or penalty paid in connection with redeeming or retiring Indebtedness of the Company and its Restricted Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness), plus
(b) the product of (i) the amount of all cash dividend payments on any series of Preferred Stock of the Company and its Restricted Subsidiaries paid, accrued or scheduled to be paid or accrued during such period times (other than any payment of a dividend to the Company) (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to the Company for any period, the sum of, without duplication: (a) the aggregate of the interest expense of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, (i) any amortization of original issue discount, (ii) the net costs under Interest Swap Obligations, (iii) all capitalized interest and (iv) the interest portion of any deferred payment obligation; and (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period, as determined on a consolidated basis in accordance with GAAP; provided, however, Consolidated Interest Expense shall not include non-cash dividends on the Series A Preferred Stock which are treated as interest expense in accordance with GAAP.

     "Consolidated Net Income" means, with respect to the Company for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom (a) after-tax gains from Asset Sales or abandonments or reserves relating thereto, (b) after-tax items classified as extraordinary or nonrecurring gains, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary or is merged or consolidated with the Company or any Restricted Subsidiary, (d) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by charter, contract, operation of law or otherwise, (e) the net income of any Person in which the Company has an interest, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions actually paid to the Company or to a Restricted Subsidiary by such Person, (f) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) and (g) in the case of a successor to the Company by consolidation or merger or as a transferee of the Company's assets, any net income (or loss) of the successor corporation prior to such consolidation, merger or transfer of assets.

     "Consolidated Net Worth" of any Person as of any date means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

     "Consolidated Non-cash Charges" means, with respect to the Company, for any period, the aggregate depreciation, depletion, amortization and other non-cash expenses of the Company and its Restricted Subsidiaries reducing Consolidated Net Income of the Company for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Disqualified Capital Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes, or (ii) is convertible into or exchangeable for (whether at the option of the issuer or the holder thereof) (a) debt securities or (b) any Capital Stock referred to in (i) above, in each case at any time prior to the final maturity of the Notes.

     "Events of Default" has the meaning set forth in "-- Events of Default."

     "Exchange Act" means the Securities Exchange Act of 1934, as amended or any successor statute or statutes thereto.

     "Exchange Notes" means senior debt securities of the Company substantially identical to the Notes except for the removal of transfer restrictions.

     "Exchange Offer" means the Company's offer to exchange Exchange Notes for the Notes.

     "fair market value" or "fair value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between an informed and willing seller and an informed and willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

     "Financial Advisor" means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable and good faith judgment of the board of directors of the Company, qualified to perform the task for which such firm has been engaged.

     "Four Quarter Period" has the meaning set forth in the definition of "Consolidated Fixed Charge Coverage Ratio." "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

     "Holder" means a Person holding a Note.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that (A) any Indebtedness of a Person existing at the time such Person becomes (after the Issue Date) a Subsidiary (whether by merger, consolidation, acquisition or otherwise) of the Company shall be deemed to be Incurred or issued, as the case may be, by such Subsidiary at the time it becomes a Subsidiary of the Company and (B) any amendment, modification or waiver of any document pursuant to which Indebtedness was previously Incurred shall be deemed to be an Incurrence of Indebtedness unless and to the extent such amendment, modification or waiver does not (i) increase the principal or premium thereof or interest rate thereon (including by way of original issue discount) or (ii) change to an earlier date the stated maturity thereof or the date of any scheduled or required principal payment thereon or the time or circumstances under which such Indebtedness shall be redeemed.

     "Indebtedness" means with respect to any Person, without duplication, (i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), (v) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) all Indebtedness of others (including all dividends of other Persons for the payment of which is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds, (vii) net liabilities of such Person under Interest Swap Obligations and Commodity Agreements, (viii) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such Indebtedness is assumed by such Person or is not otherwise such Person's legal liability; provided that if the Obligations so secured have not been assumed by such Person or are otherwise not such Person's legal liability, the amount of such Indebtedness for the purposes of this definition shall be limited to the lesser of the amount such Indebtedness secured by such Lien or the fair market value of the assets or property securing such Lien, and (ix) all Preferred Stock issued by such Person with the amount of Indebtedness represented by such Preferred Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends if any. For purposes hereof, the "maximum fixed repurchase price" of any Preferred Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Preferred Stock as if such Preferred Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Preferred Stock, such fair market value shall be determined reasonably and in good faith by the board of directors of the issuer of such Preferred Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

     "Independent" when used with respect to any specified Person means such a Person who (a) is in fact independent, (b) does not have any direct financial interest or any material indirect financial interest in the Company or any of its Subsidiaries, or in any Affiliate of the Company or any of its Subsidiaries and (c) is not an officer, employee, promoter, underwriter, trustee, partner, director or person performing similar functions for the Company or any of its Subsidiaries. Whenever it is provided in the Indenture that any Independent Person's opinion or certificate shall be furnished to the Trustee, such Person shall be appointed by the Company and approved by the Trustee in the exercise of reasonable care, and such opinion or certificate shall state that the signer has read this definition and that the signer is Independent within the meaning thereof.

     "Industrial Revenue Bonds" shall mean (i) the $4.2 million aggregate principal amount of Industrial Revenue Bonds of the Industrial Development Board of the County of Knox (General Mills, Inc. Project), Series 1979 (the "Knox County Industrial Revenue Bonds") and (ii) the $5.8 million aggregate principal amount of Industrial Revenue Bonds of Taylor County (the "Taylor County Industrial Revenue Bonds").

     "Intercreditor Agreement" means the intercreditor agreement dated as of October 14, 1997 by and between the Trustee (in that capacity and as Collateral Agent), for itself and on behalf of the Holders, and Congress, as such Intercreditor Agreement is in effect on the Issue Date, other than any amendment, alteration, modification, or waiver thereto to the extent not materially adverse to the interests of the Company, the Trustee or the Holders, and any substitute or replacement intercreditor agreement executed and delivered as provided under the terms of the Intercreditor Agreement (or any such substitute or replacement intercreditor agreement).

     "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Investment" means, with respect to any Person, any direct or indirect (i) loan, advance or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property (valued at the fair market value thereof as of the date of transfer) others or any payment for property or services for the account or use of others), (ii) purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person (whether by merger, consolidation, amalgamation or otherwise and whether or not purchased directly from the issuer of such securities or evidences of Indebtedness), (iii) guarantee or assumption of the Indebtedness of any other Person (other than the guarantee or assumption of Indebtedness of such Person or a Restricted Subsidiary of such Person which guarantee or assumption is made in compliance with the provisions of "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness" above), and (iv) other items that would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP. Notwithstanding the foregoing, "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. The amount of any Investment shall not be adjusted for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Capital Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, it ceases to be a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Capital Stock of such Restricted Subsidiary not sold or disposed of.

     "Issue Date" means the date of original issuance of the Old Notes.

     "Lien" means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, covenant, right-of-way, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property of such Person, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option, right of first refusal or other similar agreement to sell, in each case securing obligations of such Person and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute or statutes) of any jurisdiction other than to reflect ownership by a third party of property leased to the referent Person or any of its Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement).

     "Material Subsidiary" means, at any date of determination, any Subsidiary of the Company that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company accounted for more than 5.0% of the consolidated revenues of the Company or (ii) as of the end of such fiscal year, was the owner of more than 5.0% of the consolidated assets of the Company, all as set forth on the most recently available consolidated financial statements of the Company and its consolidated Subsidiaries for such fiscal year prepared in conformity with GAAP.

     "Net Award" has the meaning assigned to such term in the Security Documents but generally means the proceeds, award or payment from any condemnation or other eminent domain proceeding regarding all or any portion of the Collateral less collection expenses.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents (including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents) received by the Company or any of its Restricted Subsidiaries from such Asset Sale (except to the extent that such obligations are sold with recourse to the Company or to any Restricted Subsidiary) net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, brokerage, legal, accounting and investment banking fees and sales commissions),
(b) taxes paid or payable ((1) including, without limitation, income taxes reasonably estimated to be actually payable as a result of any disposition of property within two years of the date of disposition and (2) after taking into account any reduction in tax liability due to available tax credits or deductions and any tax sharing arrangements) and (c) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with generally accepted accounting principles, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale (but excluding any payments which, by the terms of the indemnities will not, be made during the term of the Notes).

     "Net Equity Proceeds" means (a) in the case of any sale by the Company of Qualified Capital Stock of the Company, the aggregate net cash proceeds received by the Company, after payment of expenses, commissions and the like (including, without limitation, brokerage, legal, accounting and investment banking fees and commissions) incurred in connection therewith, and (b) in the case of any exchange, exercise, conversion or surrender of any outstanding Indebtedness of the Company or any Subsidiary for or into shares of Qualified Capital Stock of the Company, the amount of such Indebtedness (or, if such Indebtedness was issued at an amount less than the stated principal amount thereof, the accrued amount thereof as determined in accordance with GAAP) as reflected in the consolidated financial statements of the Company prepared in accordance with GAAP as of the most recent date next preceding the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder of such Indebtedness to the Company or to any wholly owned Subsidiary of the Company upon such exchange, exercise, conversion or surrender and less any and all payments made to the holders of such Indebtedness, and all other expenses incurred by the Company in connection therewith), in each case
(a) and (b) to the extent consummated after the Issue Date; provided that the exchange, exercise, conversion or surrender of any Indebtedness which is subordinated (whether pursuant to its terms or by operation of law) to the Notes shall not be or be deemed to be included in Net Equity Proceeds.

     "Net Proceeds" has the meaning assigned to such term in the Security Documents but generally means the insurance proceeds paid as the result of the destruction or condemnation of all or any portion of the Collateral less collection expenses.

     "Non-Collateral Proceeds" has the meaning set forth in "-- Certain Covenants -- Limitation on Asset Sales."

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Officers' Certificate" means a certificate signed by two officers of the Company.

     "Opinion of Counsel" means a written opinion from legal counsel which and who are acceptable to the Trustee.

     "payment default" has the meaning set forth in "-- Events of Default."

     "Permitted Holders" means Mr. Michael E. Heisley, his spouse, direct lineal descendants, any trust for the benefit of any of the foregoing.

     "Permitted Indebtedness" means, without duplication, each of the following:

          (i) Indebtedness under the Old Notes, the Exchange Notes and the Indenture (other than any Old Notes or Exchange Notes issued pursuant to clause (b)(ii) under the "Limitation on Indebtedness" covenant);

          (ii) Indebtedness outstanding from time to time pursuant to the Working Capital Facility in an aggregate principal amount not to exceed $17.0 million outstanding at any time, plus interest, fees, costs and expenses from time to time payable under or in connection with the Working Capital Facility, reduced by any permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder;

          (iii) Commodity Agreements of the Company; provided, however, that such Commodity Agreements are entered into to protect the Company from fluctuations in the prices of commodities;

          (iv) Interest Swap Obligations of the Company; provided, however, that such Interest Swap Obligations are entered into to protect the Company from fluctuations in interest rates on Indebtedness Incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

          (v) additional Indebtedness Incurred by the Company or any Restricted Subsidiary in an aggregate principal amount not to exceed $5.0 million outstanding at any time;

          (vi) Indebtedness of a Restricted Subsidiary to the Company or to a Wholly Owned Restricted Subsidiary for so long as such Indebtedness is held by the Company or a Wholly Owned Restricted Subsidiary in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Restricted Subsidiary; provided that if as of any date any Person other than the Company or a Wholly Owned Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

          (vii) Refinancing Indebtedness;

          (viii) guarantees by Restricted Subsidiaries of Indebtedness of the Company permitted under the Indenture; provided, however, such Restricted Subsidiaries have complied with the "Limitation on Guarantees by Subsidiaries" covenant;

          (ix) Indebtedness of the Company under Currency Agreements; provided, however, that such Currency Agreements are entered into to protect the Company from fluctuations in currency;

          (x) the Class A Preferred Stock and the Class B Preferred Stock;

          (xi) the Industrial Revenue Bonds; and

          (xii) non-contingent Indebtedness of the Company in an aggregate principal amount not to exceed $2.0 million which is incurred in any fiscal year to purchase distributorships and distributorship assets.

     "Permitted Investments" means (a) investments in cash and Cash Equivalents;
(b) Investments by the Company or by any Restricted Subsidiary in any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Company or a Restricted Subsidiary that is not subject to any Payment Restriction; (c) any Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations in respect of the Notes and the Indenture; (d) Investments made by the Company or by its Restricted Subsidiaries as a result of an Asset Sale made in compliance with "-- Certain Covenants -- Limitation on Sale of Assets" above and (e) additional Investments in Unrestricted Subsidiaries or joint ventures not to exceed $2.0 million at any one time.

     "Permitted Liens" means, without duplication, each of the following:

          (i) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or other types of social security and similar legislation (other than the Employee Retirement Income Security Act of 1974, as amended), or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such person is a party, or deposits to secure public statutory obligations of such person or deposits to secure surety or appeal bonds to which such person is a party, or deposits as security for contested taxes or import duties or for the payment of rent;

          (ii) Liens imposed by law, such as landlords', carriers', warehousemen's and mechanics' Liens or bankers' Liens incurred in the ordinary course of business for sums which are not yet due or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which the Company or any of its Restricted Subsidiaries have set aside on its books such reserves as may be required pursuant to GAAP;

          (iii) Liens for taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, if adequate reserve, as may be required by GAAP, shall have been made therefor;

          (iv) Liens in favor of issuers of surety bonds or appeal bonds issued pursuant to the request of and for the account of such person in the ordinary course of its business;

          (v) Liens to support trade letters of credit issued in the ordinary course of business;

          (vi) survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions on the use of real property which do not in any case materially detract from the value of the property subject thereto or do not interfere in any material respect with the ordinary conduct of the Company or any of its Subsidiaries;

          (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default;

          (viii) Liens in favor of the Company;

          (ix) Liens to secure Capitalized Lease Obligations in respect of Sale and Leaseback Transactions of property or assets not constituting Collateral to the extent consummated in compliance with the Indenture and the Security Documents; provided that such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries, other than the property or assets subject to such Capitalized Lease Obligation;

          (x) Liens in respect of Refinancing Indebtedness incurred to Refinance any of the Indebtedness set forth in clause (ix) above; provided that such Liens in respect of such Refinancing Indebtedness (I) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (II) do not extend to or cover any properties or assets of the Company or of any of the Company's Subsidiaries, other than the property or assets that secured the Indebtedness being Refinanced;

          (xi) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

          (xii) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (xiii) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company, including rights of offset and set-off;

          (xiv) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

          (xv) Liens securing Indebtedness under Currency Agreements;

          (xvi) Liens securing any Indebtedness under the Working Capital Facility; provided, however, that, such Liens extend solely to the categories of collateral which were the subject of Liens securing the Working Capital Facility as of the Issue Date;

          (xvii) Liens securing any Indebtedness under the Industrial Revenue Bonds; provided, however, that, such Liens extend solely to the collateral which were the subject of Liens securing the Industrial Revenue Bonds as of the Issue Date; and

          (xviii) Liens securing Indebtedness permitted under clause (xii) of the definition of Permitted Indebtedness; provided, however, that such Liens extend solely to the distributorship assets acquired with such Indebtedness.

     "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means (A) any Refinancing by the Company of Indebtedness of the Company initially Incurred in accordance with the "-- Certain Covenants -- Limitation on Indebtedness" (other than pursuant to clause
(ii), (iii), (iv), (v), (vi), (vii), (ix), (x) or (xii) of the definition of Permitted Indebtedness) or (B) any Refinancing by any Restricted Subsidiary of the Company of Indebtedness Incurred by such Subsidiary in accordance with clause (v) of the definition of Permitted Indebtedness, in each case (A) and
(B) that does not (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company, (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being

Refinanced and (z) such Refinancing Indebtedness is not Incurred more than three months prior to the complete retirement and defeasance of the Indebtedness being Refinanced with the proceeds thereof.

     "Related Business Investment" means any Investment, capital expenditure or other expenditure by the Company which is related to the business of the Company and its Restricted Subsidiaries as it is conducted on the date of the Asset Sale giving rise to the Net Cash Proceeds to be reinvested.

     "Restoration" has the meaning assigned to such term in each of the Mortgages but generally means the restoration of all or any portion of the Collateral in connection with any destruction or condemnation thereof.

     "Restricted Subsidiary" means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a Board Resolution delivered to the Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with "-- Certain Covenants -- Limitation on Restricted and Unrestricted Subsidiaries" above. Any such designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

     "Security Documents" means, collectively, (i) the Security Agreement, (ii) the Mortgages and (iii) all security agreements, mortgages, deeds of trust, pledges, collateral assignments and other instruments evidencing or creating security interests in favor of the Trustee (for its benefit and the benefit of the Holders) in all or any portion of the Collateral, in each case as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with their terms.

     "Subsidiary", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     "Tax Sharing Agreement" means the Tax Sharing Agreement dated as of August 30, 1996 between the Company and TFH.

     "Trust Moneys" means all cash or Cash Equivalents received by the Trustee
(a) upon the release of property from the Lien of the Indenture and/or the Security Documents, including all moneys received in respect of the principal of all purchase money, governmental and other obligations; or (b) as compensation for or proceeds of the sale of all or any part of the Collateral taken by eminent domain or purchased by, or sold pursuant to any order of, a governmental authority, or otherwise disposed of; or (c) pursuant to certain provisions of the Mortgage; or (d) as proceeds of any other sale or other disposition of all or any part of the Collateral by or on behalf of the Trustee or any collection, recovery, receipt, appropriation or other realization of or from all or any part of the Collateral pursuant to the Indenture or any of the Security Documents or otherwise; or (e) for application under the Indenture as provided in the Indenture or any Security Document, or disposition of which is not otherwise specifically provided for in the Indenture or in any Security Document; provided that Trust Moneys shall in no event include any property deposited with the Trustee for any Change of Control Offer or redemption or defeasance of any Notes.

     "Unrestricted Subsidiary" means any Subsidiary of the Company designated as such pursuant to and in compliance with "-- Certain Covenants -- Limitation on Restricted and Unrestricted Subsidiaries" above. Any such designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into

(b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary of which all the outstanding voting securities which normally have the right to vote in the election of directors are at the time owned directly or indirectly by the Company or any Wholly Owned Restricted Subsidiary.

     "Working Capital Facility" means the Amended and Restated Loan and Security Agreement dated as of October 14, 1997, between the Company and Congress, together with the other "Financing Agreements (as defined in therein) as the same may be amended from time to time, and any agreement evidencing the refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale thereof.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 10,000 shares of Common Stock, $.01 par value per share and 100,000 shares of Preferred Stock, $.01 par value per share. 5,000 shares of the Common Stock are issued and outstanding and 28,737 shares of the Preferred Stock are issued and outstanding. TFH is the holder of 80.0% of the Common Stock and the remaining 20.0% of the Common Stock is held by TFCC. TFH is the holder of all of the shares of the Preferred Stock.

     The following description of the capital stock of the Company and certain provisions of the DGCL, the Certificate, the Certificate of Designations, Preferences and Rights with regard to each of the Company's Class A Exchangeable Preferred Stock (the "Class A Preferred Stock") and the Company's Class B Preferred Stock (the "Class B Preferred Stock") (respectively, the "Series A Certificate" and the "Series B Certificate") is a summary and is qualified in its entirety by the DGCL, the Certificate, the Series A Certificate and the Series B Certificate.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders and to vote on all matters on which a vote of stockholders is taken, except as otherwise provided by statute. The shares of Common Stock do not have cumulative voting rights. Therefore, the holders of a majority of shares voting for the election of directors can elect all of the directors then standing for election, if they choose to do so. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities. The ability of the Company to pay dividends on its Common Stock is limited by certain senior indebtedness of the Company. Furthermore, the Company's Certificate of Incorporation prohibits the Company from paying dividends on the Common Stock if the Company is not current in its dividend payments on the Preferred Stock. The Preferred Stock ranks prior to the Common Stock and any other class or series of common stock as to the payment of dividends and distributions upon liquidation, dissolution or winding up. The shares of Common Stock are not subject to liability for calls or assessments and have no conversion rights, sinking fund privileges or preemptive rights.

PREFERRED STOCK

     On October 14, 1997 the Company issued 7,000 shares of Class A Preferred Stock and 21,737 shares of Class B Preferred Stock. The Class A Preferred Stock, with an aggregate initial liquidation preference of $7.0 million, was issued to TFH in exchange for $7.0 million of outstanding TFH Debt. The Class B Preferred Stock with an aggregate initial liquidation preference of approximately $21.7 million, was issued to TFH in exchange for the remaining outstanding TFH Debt. The Preferred Stock is non-voting except as required by law and except in certain circumstances, including: (i) amending certain rights of the holders of the Class A

Preferred Stock or the Class B Preferred Stock, as applicable; and (ii) the issuance of any class of equity securities of the Company that ranks on a parity with or senior to the Class A Preferred Stock or the Class B Preferred Stock, as applicable. The Class A Preferred Stock ranks senior to the Class B Preferred Stock.

     Dividends on the Class A Preferred Stock accrue at a rate of 10 1/2% and dividends on the Class B Preferred Stock accrue at a rate of 9 1/2%. Dividends on the Preferred Stock accrue on the then current liquidation preference of the Preferred Stock and are payable commencing on May 1, 1998 and thereafter semi-annually in arrears on each November 1 and May 1 . Dividends will be paid from legally available funds, when, as and if declared by the Board of Directors of the Company by increasing the liquidation preference of the Preferred Stock or at the option of the Company, as permitted under the Indenture and the Working Capital Facility, in cash.

     Upon the occurrence of a Change of Control, holders of up to $10.0 million of the Class A Preferred Stock will be entitled to require the Company to purchase such holder's Class A Preferred Stock at a purchase price equal to 100.0% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the purchase date.

     The Preferred Stock is redeemable at the option of the Company, in whole or in part, at a purchase price equal to the liquidation preference, plus accrued and unpaid dividends thereon.

     On or after January 1, 1999, up to an aggregate of $10.0 million in liquidation preference of the Class A Preferred Stock may be exchangeable, at the Company's option, for an equal principal amount of Exchange Notes; provided however, that such exchange is conditioned upon the Company having a Consolidated Fixed Charge Coverage Ratio (as defined under "Description of the Notes") on a pro-forma basis of at least 2.25:1.0 for the 12-month period ended on the last day of the most recent fiscal quarter assuming the exchange occurred on the first day of such 12-month period.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The exchange of an Old Note for an Exchange Note pursuant to the Exchange Offer should not be treated as an exchange for United States federal income tax purposes. Therefore, an Exchange Note should be treated as a continuation of the corresponding Old Note and, as a result, exchanging beneficial owners should not recognize any gain or loss on the exchange, their holding period for the Exchange Note should include their holding period for the Old Note and their basis in the Exchange Note should be the same as his basis in the Old Note.

                              PLAN OF DISTRIBUTION

     Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the management of the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such Holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. Accordingly, any holder who is an affiliate of the Company or any holder using the Exchange Offer to participate in a distribution of the Exchange Notes will not be able to rely on such interpretations by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction. Notwithstanding the foregoing, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any such broker-dealer that resells Exchange Notes that were received by it for its own account and any broker-dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus as required, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Old Notes) other than commissions or concessions of any brokers or dealers and will indemnify the Holders of the Old Notes (including any broker-dealers) participating in the Exchange Offer against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Exchange Notes will be passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois. Stanley H. Meadows, the Assistant Secretary and a Director of the Company, TFH and TFCC, is a partner (through a professional corporation) of McDermott, Will & Emery.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act, for the registration of the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is not currently subject to the periodic reporting or other information requirements of the Exchange Act. During such time as the Company is not subject to such requirements, the Company has agreed that, so long as the Old Notes or the Exchange Notes remain outstanding, it will file with the Commission and distribute to holders of the Old Notes or the Exchange Notes, as applicable, copies of the financial information that would have been contained in the annual reports and quarterly reports that the Company would have been required to file with the Commission pursuant to the Exchange Act. Such financial information shall include annual reports containing consolidated financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, management's discussion and analysis of financial condition and results of operations as well as quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year. The Company will also make such reports available to persons considering exchanging Old Notes for Exchange Notes, securities analysts and broker-dealers upon their request. In addition, the Company has agreed to furnish to holders of Notes and prospective purchasers of the Notes designated by such holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, until such time as the Company has either exchanged the Notes for securities identical in all material respects which have been registered under the Securities Act or has registered the Notes for resale under the Securities Act and at certain other times thereafter.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the Indenture, the Registration Rights Agreement, and the Company's Certificate of Incorporation and Bylaws. Requests should be directed to Tom's Foods Inc., Attention: Lyn D. Anderson, Secretary, 900 8th Street, Columbus, Georgia 31902; telephone number (706) 323-2721.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Public Accountants....................    F-2
Balance Sheets as of December 30, 1995, December 28, 1996
  and June 14, 1997 (unaudited).............................    F-3
Statements of Operations for the years ended December 31,
  1994, December 30, 1995, December 28, 1996, and the
  24-week periods ended June 15, 1996 (unaudited) and June
  14, 1997 (unaudited)......................................    F-4
Statements of Changes in Shareholders' Equity for the years
  ended December 31, 1994, December 30, 1995, December 28,
  1996, and the 24-week period ended June 14, 1997
  (unaudited)...............................................    F-5
Statements of Cash Flows for the years ended December 31,
  1994, December 30, 1995, December 28, 1996, and the
  24-week periods ended June 15, 1996 (unaudited) and June
  14, 1997 (unaudited)......................................    F-6
Notes to Financial Statements...............................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Tom's Foods Inc.:

     We have audited the accompanying balance sheets of TOM'S FOODS INC. (a Delaware corporation) as of December 30, 1995 and December 28, 1996 and the related statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tom's Foods Inc. as of December 30, 1995 and December 28, 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 14, 1997

                                TOM'S FOODS INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                DECEMBER 30,    DECEMBER 28,      JUNE 14,
                                                                    1995            1996            1997
                                                                ------------    ------------    ------------
                                                                                                (UNAUDITED)
ASSETS
Current Assets:
  Cash and short-term investments...........................      $  1,711        $  2,117        $  1,894
  Accounts and notes receivable, net........................        13,918          18,519          17,255
  Inventories:
    Raw materials...........................................         3,012           2,464           2,916
    Packaging materials.....................................         3,068           2,643           2,340
    Finished goods and work in progress.....................         4,056           4,751           4,758
  Other current assets......................................         2,346           2,250           2,434
                                                                  --------        --------        --------
      Total current assets..................................        28,111          32,744          31,597
                                                                  --------        --------        --------
Property, Plant, and Equipment:
  Land and land improvements................................         5,972           5,518           5,528
  Buildings.................................................        14,972          14,143          14,269
  Machinery, equipment and vehicles.........................        37,765          39,895          41,256
  Vending and other distribution equipment..................         6,955           8,792           9,436
  Furniture and fixtures....................................         7,910           8,191           8,504
  Construction in progress..................................         1,844           3,034           2,295
                                                                  --------        --------        --------
      Total property, plant and equipment...................        75,418          79,573          81,288
  Accumulated depreciation..................................       (18,847)        (24,610)        (27,449)
                                                                  --------        --------        --------
      Net property, plant and equipment.....................        56,571          54,963          53,839
                                                                  --------        --------        --------
Noncurrent accounts and notes receivable, net...............           555             433             351
Other assets................................................         1,644           1,709           1,734
Goodwill and intangible assets, net.........................        51,619          49,941          49,167
                                                                  --------        --------        --------
      Total assets..........................................      $138,500        $139,790        $136,688
                                                                  ========        ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................      $  9,229        $ 14,270        $  9,858
  Accrued liabilities.......................................        10,383           8,273           7,229
  Borrowings under the revolving line of credit.............         8,000               0               0
  Current portion of restructuring reserves.................         3,516           1,152             764
  Current portion of senior term loan.......................         8,125               0               0
  Current portion of senior credit agreement................             0           1,533           1,803
  Current portion of capital lease and other debt
    obligations.............................................           288              24              25
  Current portion of other long-term obligations............           135             130               0
                                                                  --------        --------        --------
      Total current liabilities.............................        39,676          25,382          19,679
                                                                  --------        --------        --------
Long-Term Debt:
  Senior credit agreement...................................             0           7,363           7,135
  Senior term loan..........................................        40,053               0               0
  Term loan from TFH Corp...................................             0          59,828          59,828
  Accrued interest due to TFH Corp..........................             0           2,249           6,192
  Subordinated loan.........................................         7,500               0               0
  Industrial development revenue bonds......................        10,000          10,000          10,000
  Capital lease and other debt obligations..................         1,331             327             311
  Note payable..............................................             0           7,192           7,983
                                                                  --------        --------        --------
      Total long-term debt..................................        58,884          86,959          91,449
Other long-term obligations.................................         1,121             372             486
Restructuring reserves......................................         2,934           2,207           2,207
Accrued pension cost........................................         5,893           6,109           6,526
Accrued postretirement benefits other than pensions.........         2,406           2,242           2,242
Commitments and Contingencies (Notes 3, 7, 8 and 9)
Shareholders' Equity:
  Common stock, $.01 par value; 10,000 shares authorized,
    1,000, 5,000, and 5,000 shares issued and outstanding at
    December 30, 1995, December 28, 1996, and June 14, 1997,
    respectively............................................             0               0               0
  Additional paid-in capital................................        42,725          42,725          42,725
  Accumulated deficit.......................................       (15,139)        (26,206)        (28,626)
                                                                  --------        --------        --------
      Total shareholders' equity............................        27,586          16,519          14,099
                                                                  --------        --------        --------
      Total liabilities and shareholders' equity............      $138,500        $139,790        $136,688
                                                                  ========        ========        ========

      The accompanying notes are an integral part of these balance sheets.

                                TOM'S FOODS INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                     YEARS ENDED                         24-WEEK PERIOD ENDED
                                     --------------------------------------------    ----------------------------
                                     DECEMBER 31,    DECEMBER 30,    DECEMBER 28,      JUNE 15,        JUNE 14,
                                         1994            1995            1996            1996            1997
                                     ------------    ------------    ------------    ------------    ------------
                                                                                             (UNAUDITED)
Net sales........................     $ 215,650       $ 198,340       $ 205,856       $  91,811       $ 100,480
Cost of goods sold...............      (130,774)       (125,396)       (133,624)        (59,398)        (62,908)
                                      ---------       ---------       ---------       ---------       ---------
  Gross profit...................        84,876          72,944          72,232          32,413          37,572
                                      ---------       ---------       ---------       ---------       ---------
Expenses and other income:
  Selling and administrative
     expenses....................       (78,937)        (75,783)        (69,735)        (30,688)        (34,732)
  Amortization of goodwill and
     intangible assets...........        (1,678)         (1,678)         (1,678)           (775)           (774)
  Other income...................         1,890           3,296           1,309             238             513
  Restructuring and nonrecurring
     charges.....................             0          (9,570)         (3,793)              0               0
                                      ---------       ---------       ---------       ---------       ---------
                                        (78,725)        (83,735)        (73,897)        (31,225)        (34,993)
                                      ---------       ---------       ---------       ---------       ---------
  Income (loss) from
     operations..................         6,151         (10,791)         (1,665)          1,188           2,579
Interest expense, net............        (6,405)         (7,870)         (9,402)         (3,687)         (4,768)
                                      ---------       ---------       ---------       ---------       ---------
  Loss before income taxes.......          (254)        (18,661)        (11,067)         (2,499)         (2,189)
Provision (benefit) for income
  taxes..........................           500            (400)              0             228             231
                                      ---------       ---------       ---------       ---------       ---------
  Net loss.......................     $    (754)      $ (18,261)      $ (11,067)      $  (2,727)      $  (2,420)
                                      =========       =========       =========       =========       =========

        The accompanying notes are an integral part of these statements.

                                TOM'S FOODS INC.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                     RETAINED        MINIMUM
                                           COMMON STOCK             ADDITIONAL       EARNINGS        PENSION
                                   ----------------------------      PAID-IN       (ACCUMULATED     LIABILITY
                                      SHARES          AMOUNT         CAPITAL         DEFICIT)       ADJUSTMENT
                                   ------------    ------------    ------------    ------------    ------------
Balance at January 1, 1994.....         1,000        $      0        $ 42,725        $  3,876        $      0
  Net loss.....................             0               0               0            (754)              0
  Minimum pension liability
     adjustment................             0               0               0               0            (717)
                                     --------        --------        --------        --------        --------
Balance at December 31, 1994...         1,000               0          42,725           3,122            (717)
  Net loss.....................             0               0               0         (18,261)              0
  Minimum pension liability
     adjustment................             0               0               0               0             717
                                     --------        --------        --------        --------        --------
Balance at December 30, 1995...         1,000               0          42,725         (15,139)              0
  Shares issued................         4,000               0               0               0               0
  Net loss.....................             0               0               0         (11,067)              0
                                     --------        --------        --------        --------        --------
Balance at December 28, 1996...         5,000               0          42,725         (26,206)              0
  Net loss (unaudited).........             0               0               0          (2,420)              0
                                     --------        --------        --------        --------        --------
Balance at June 14, 1997
  (unaudited)..................         5,000        $      0        $ 42,725        $(28,626)       $      0
                                     ========        ========        ========        ========        ========

        The accompanying notes are an integral part of these statements.

                                TOM'S FOODS INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           YEAR ENDED                      24 WEEK PERIOD ENDED
                                           ------------------------------------------   ---------------------------
                                           DECEMBER 31,   DECEMBER 30,   DECEMBER 28,     JUNE 15,       JUNE 14,
                                               1994           1995           1996           1996           1997
                                           ------------   ------------   ------------   ------------   ------------
                                                                                                (UNAUDITED)
Cash Flows from Operating Activities:
  Net loss...............................    $   (754)      $(18,261)      $(11,067)      $ (2,727)      $ (2,420)
                                             --------       --------       --------       --------       --------
  Adjustments to reconcile net loss to
    net cash (used in) provided by
    operating activities:
    Depreciation and amortization........       9,437          9,595          7,956          3,885          4,077
    Restructuring and nonrecurring
       charges...........................           0          9,570          3,793              0              0
    Provision (benefit) for income
       taxes.............................         500           (400)             0            228            231
    Loss (gain) on disposal of property,
       plant, and equipment..............          13            244           (121)            62            (17)
    Net gain on sales of receivables.....         (63)           (22)             0              0              0
    Changes in assets and liabilities:
       Accounts and notes receivable.....         513         (2,263)        (4,479)        (5,186)         1,346
       Inventories.......................         477          1,648            278           (286)          (156)
       Other assets......................         508          1,600          2,661            203           (209)
       Accounts payable..................       1,617           (224)         4,731          5,022         (4,412)
       Other liabilities.................      (2,902)        (6,730)         5,025          2,536          2,782
       Prepaid and accrued pension
         cost............................         104            482            216             23            417
       Accrued postretirement benefits
         other than pensions.............         (78)           (64)          (164)           (22)             0
                                             --------       --------       --------       --------       --------
         Total adjustments...............      10,126         13,436         19,896          6,465          4,059
                                             --------       --------       --------       --------       --------
  Net cash provided by (used in)
    operating activities.................       9,372         (4,825)         8,829          3,738          1,639
                                             --------       --------       --------       --------       --------
Cash Flows from Investing Activities:
  Additions to property, plant, equipment
    and vending machines.................      (9,006)        (7,304)        (5,798)        (1,728)        (1,910)
  Proceeds from disposal of property,
    plant and equipment..................         436              0            422             89              7
                                             --------       --------       --------       --------       --------
         Net cash used in investing
            activities...................      (8,570)        (7,304)        (5,376)        (1,639)        (1,903)
                                             --------       --------       --------       --------       --------
Cash Flows from Financing Activities:
  Repayments of long-term debt...........      (3,255)        (4,218)       (10,252)             0           (799)
  Proceeds from long-term debt...........           0          8,931          9,000              0            840
  Proceeds from sale of vending
    machine leases.......................       5,040          2,402            300            300              0
  Refinancing costs......................           0              0         (2,095)             0              0
                                             --------       --------       --------       --------       --------
         Net cash provided by (used in)
            financing activities.........       1,785          7,115         (3,047)           300             41
                                             --------       --------       --------       --------       --------
Increase (decrease) in cash and
  short-term investments.................       2,587         (5,014)           406          2,399           (223)
Cash and short-term investments,
  beginning of year......................       4,138          6,725          1,711          1,711          2,117
                                             --------       --------       --------       --------       --------
  Cash and short-term investments,
    end of year..........................    $  6,725       $  1,711       $  2,117       $  4,110       $  1,894
                                             ========       ========       ========       ========       ========
Interest paid during the year............    $  7,002       $  6,765       $  2,512       $    521       $  1,233
Income taxes paid during the year........         363              0              0              0              0

        The accompanying notes are an integral part of these statements.

                                TOM'S FOODS INC.

                         NOTES TO FINANCIAL STATEMENTS
          DECEMBER 31, 1994, DECEMBER 30, 1995, AND DECEMBER 28, 1996
       (INFORMATION AS OF JUNE 14, 1997 AND FOR THE 24-WEEK PERIODS ENDED
                 JUNE 15, 1996 AND JUNE 14, 1997 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     Tom's Foods Inc. (the "Company") manufactures and distributes snack food products. The principal markets for these products are the southeastern and southwestern United States.

REFINANCING

     On August 30, 1996, the Company refinanced its debt obligations (Note 4). In connection with the debt refinancing, TFH Corp. ("TFH") was formed. TFH was capitalized by various parties under common control with Tom's Foods Capital Corporation, the prior parent. TFH used the proceeds to purchase outstanding senior and subordinated debt obligations of the Company. In return for subordinating its purchased debt claims and a deferral of interest and principal payments, TFH received 80% of the common stock of the Company, making TFH the Company's new parent. This transaction was accounted for as a purchase of entities under common control. Therefore, no change in the basis of assets and liabilities was recorded.

FISCAL YEAR

     The Company's fiscal year is the 52- or 53-week period ending the Saturday nearest to December 31.

CASH AND SHORT-TERM INVESTMENTS

     The Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents. These investments are stated at cost, which approximates market value.

INTERIM UNAUDITED FINANCIAL INFORMATION

     The financial statements as of June 14, 1997 and for the 24-week periods ended June 15, 1996 and June 14, 1997 are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the unaudited financial statements for these interim periods have been included. The results of interim periods are not necessarily indicative of the results to be obtained for a full year.

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated at cost and are depreciated using the straight-line method over the following estimated useful lives:

Land improvements...........................................    20 years
Buildings...................................................    32 years
Machinery, equipment and vehicles...........................    3 to 12 years
Vending machines and other distribution equipment...........    5 to 10 years
Furniture and fixtures......................................    3 to 10 years

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the average cost for raw materials, packaging materials and work in progress. Finished goods cost is determined using a standard costing system, which approximates the first-in, first-out method. Market is defined as replacement cost for

                                TOM'S FOODS INC.

raw materials and packaging materials and net realizable value for finished goods and work in progress. Cost elements include the cost of raw materials, direct labor and overhead incurred in the manufacturing process.

GOODWILL AND INTANGIBLE ASSETS

     Goodwill and intangible assets arose during the acquisition of the Company on May 13, 1993. The Company has attributed these to a distribution system, an assembled staff, various trademarks and goodwill. These items are being amortized using the straight-line method over their estimated composite life (35 years). The Company periodically reviews the value assigned to goodwill and intangible assets to determine whether events and circumstances have occurred which indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. The Company uses an estimate of undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash and short-term investments, trade receivables, notes receivable, accounts payable, purchase commitments, senior loans, industrial development revenue bonds, subordinated debt, other long-term obligations and capital lease obligations. In management's opinion, the carrying amounts of these financial instruments approximate their fair values at December 30, 1995 and December 28, 1996.

DISTRIBUTOR FRANCHISE REVENUE

     The Company sells distributorships in the normal course of business. During the third quarter of 1995, the Company changed its strategy for the sale of a certain type of distributorship. Management determined that this type of distributorship was not operating effectively, developed a strategy to restructure the affected portion of the distribution network, and discontinued the sale of these affected distributorships (Note 2). When the Company sold these distributorships, the majority of the purchase price was financed by the Company through the receipt of a note, usually bearing interest at 10%. The revenues from the purchase of rights to the service area and the direct costs associated with the selling of the distributor rights were deferred and were recognized at the one-year anniversary of the sale of the distributorship, the date on which the distributor could no longer terminate the related agreement without obligation to the Company. The Company recognized revenue, net of direct costs, of approximately $1,511,000, $3,613,000, and $50,000 for the years ended December 31, 1994, December 30, 1995, and December 28, 1996, respectively, related to the sale of the above routes.

PERVASIVENESS OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform with the current period presentation.

                                TOM'S FOODS INC.

EFFECT OF ACCOUNTING PRONOUNCEMENTS

     Effective December 30, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 is not material to the financial statements as of December 28, 1996.

     In November 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." The statement requires all companies to disclose additional information about their employee stock-based compensation plans. The Company adopted SFAS No. 123 effective December 30, 1995 and has determined that the effect of this statement on its financial statements is not material.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 requires companies to use consistent standards for distinguishing between transfers of assets classified as sales and transfers of assets classified as secured borrowings. The Company is required to adopt SFAS No. 125 for the year ending January 3, 1998 and has not yet determined the effect of this statement on its financial statements.

TRANSACTIONS WITH RELATED PARTIES

     The Company has entered into consulting arrangements with the Chairman of the Board and a Director of the Company for providing consulting services to the Company. In respect of such consulting services, each received $100,000 for the year ended December 28, 1996 and $42,000 for the 24-week period ended June 14, 1997.

     In connection with the term loan from TFH (Note 4), the Company recognized interest expense of $7,750,000 for the year ended December 28, 1996 and $3,636,000 for the 24-week period ended June 14, 1997.

     As part of the August 30, 1996 refinancing, the stockholders of TFH caused letters of credit to be posted in the aggregate face amount of $10,000,000 to replace the letters of credit posted by the Company to back the industrial development revenue bonds discussed in Note 4. In connection with the 1996 refinancing, the stockholders of TFH assigned their reimbursement rights against the Company to TFH and TFH agreed to subordinate its rights to Congress. After the Offering, TFH will waive its rights to reimbursement through December 31, 2005 and thereafter, subject to the terms of the subordination, the Company will be obligated to reimburse TFH for any draws which have been or are subsequently made on the TFH stockholders' letters of credit.

2.  RESTRUCTURING RESERVES

     In 1991, the Company adopted a plan to restructure a substantial portion of its distribution system. The plan involved converting failed multi-route distributorships to single-route distributorships. In conjunction with this plan, the Company recorded a restructuring charge of $29,852,000 (the "1991 Reserve") for costs and expenses related to the assumption of certain distributor liabilities, losses from the temporary operation of company-owned routes, and additional expenses. For the years ended December 31, 1994 and December 30, 1995, approximately $6,500,000 and $2,625,000, respectively, of losses and expenses related to the distribution system restructuring were charged against the 1991 Reserve, leaving a remaining reserve of $9,645,000.

     During the third quarter of 1995, the Company decided to stop the conversion to the single-route distribution concept discussed above. The Company decided at that time to pursue a multi-route distribution system. As a result, the remaining 1991 Reserve of $9,645,000 discussed above was reversed. Management

                                TOM'S FOODS INC.

estimated that the Company would incur expenses of approximately $6,450,000 to restructure the distribution system and recorded a new restructuring reserve in that amount. In addition to the $6,450,000 restructuring reserve charge, the Company recorded nonrecurring charges of approximately $12,765,000 associated with severance and other benefit costs related to changes in the administrative and sales functions and the write-off of certain assets.

     For the year ended December 28, 1996, approximately $3,091,000 of losses and expenses related to the restructuring of the distribution system were charged against the 1995 reserve of $6,450,000, resulting in a remaining balance of $3,359,000. For the 24-week period ended June 14, 1997, the Company charged approximately $388,000 of losses and expenses against the 1995 reserve.

3.  ACCOUNTS AND NOTES RECEIVABLE

     Accounts and notes receivable as of December 30, 1995, December 28, 1996, and June 14, 1997 consist of the following (in thousands):

                                                      1995        1996        1997
                                                    --------    --------    --------
Notes receivable from distributors, net.........    $  3,428    $  3,772    $  3,568
Trade accounts receivable.......................      20,394      23,860      20,706
Less allowance for doubtful accounts............      (9,349)     (8,680)     (6,668)
                                                    --------    --------    --------
                                                      14,473      18,952      17,606
Less current portion............................     (13,918)    (18,519)    (17,255)
                                                    --------    --------    --------
     Noncurrent accounts and notes receivable,
       net......................................    $    555    $    433    $    351
                                                    ========    ========    ========

     Notes receivable from distributors are due in varying amounts over periods of up to ten years and bear interest at stated rates from 0% to 16.25%. The interest rates on notes receivable related to distributorship financing were 10% for 1994 and 1995 and 13.2% for 1996. The notes are payable over an eight-year amortization schedule with a balloon payment at the end of year five. The notes are secured by certain distributor assets and guarantees. The Company has an agreement with a financial institution to sell receivables from distributors. The proceeds under this agreement for the years ended December 31, 1994, December 30, 1995, and December 28, 1996 were $12,336,000, $4,422,000, and
$335,000, respectively, and are included in cash flows from operating activities in the accompanying statements of cash flows. The Company has guaranteed the repayment of certain amounts of these receivables. As of December 28, 1996, the Company's contingent liability is yet to be determined; management believes that the ultimate amount of the Company's guaranteed repayment will not have a material effect on the financial position or results of operations.

     Previously, the Company guaranteed certain of the distributor financing with the financial institution discussed above which gave rise to the note payable discussed in Note 4. As of June 14, 1997, the Company has recognized a note payable of $7,983,000 related primarily to defaulted notes from distributors. The Company also has potential contingent liability to the financial institution for guaranteed debt. Subsequent to June 14, 1997, the Company has reached an agreement with the financial institution whereby the Company will pay $10,000,000 in full satisfaction of the note payable and the contingent liability.

     Subject to certain conditions, the Company is obligated to repurchase, for either cash or a note, distributorships or distributorship assets from certain distributors at a multiple of 3.5 times the amount of the average annual net cash flow of the distributorship, measured over the preceding three years. This obligation relates only to those distributors who have signed the 1997 distributor agreement and have been in full compliance, as defined in the 1997 distributor agreement, for the previous three years. As of June 14, 1997, 17 of the Company's distributors had signed the new agreement. Consequently, the Company will not be required to repurchase distributorships pursuant to this agreement until 2000.

                                TOM'S FOODS INC.

4.  DEBT

     Long-term debt as of December 30, 1995, December 28, 1996, and June 14, 1997 consists of the following (in thousands):

                                                               1995      1996      1997
                                                              -------   -------   -------
Senior credit agreement.....................................  $     0   $ 8,896   $ 8,938
  Less current portion of senior credit agreement...........        0    (1,533)   (1,803)
                                                              -------   -------   -------
       Long-term portion of senior credit agreement.........        0     7,363     7,135
Term loan from TFH..........................................        0    59,828    59,828
Accrued interest due to TFH.................................        0     2,249     6,192
Subordinated loan; interest at 13%..........................    7,500         0         0
Senior term loan............................................   48,178         0         0
  Less current portion of senior term loan..................   (8,125)        0         0
                                                              -------   -------   -------
       Long-term portion of senior term loan................   40,053         0         0
6.75% Taylor County, Florida, industrial development revenue bonds; payable in five annual installments beginning
  September 1, 2000, secured by property with a net book
  value of $5,419 and $4,968 in 1995 and 1996,
  respectively..............................................    5,800     5,800     5,800
6.5% Industrial Development Board of the County of Knox,
  Tennessee, industrial development revenue bonds; payable
  in five equal annual installments beginning October 1,
  2005, secured by property with a net book value of $7,118
  and $6,468 in 1995 and 1996, respectively.................    4,200     4,200     4,200
                                                              -------   -------   -------
       Long-term industrial development revenue bonds.......   10,000    10,000    10,000
Note payable under guarantee obligations....................        0     7,192     7,983
Capital lease and other debt obligations; secured by
  computers, office equipment, and vending machines.........    1,619       351       336
  Less current portion of capital lease obligations.........     (288)      (24)      (25)
                                                              -------   -------   -------
       Long-term portion of capital lease obligations.......    1,331       327       311
                                                              -------   -------   -------
       Long-term debt.......................................  $58,884   $86,959   $91,449
                                                              =======   =======   =======

     On August 30, 1996, the Company entered into a new senior credit agreement (the "Senior Credit Agreement") providing for a revolving loan, letter-of-credit accommodations, a term loan, and additional equipment loans. The Senior Credit Agreement matures August 30, 1999 and contains a provision for the renewal of the agreement from year to year thereafter, unless sooner terminated pursuant to the terms of the agreement. According to the terms of the agreement, the maturity date of all outstanding revolving loans, letter-of-credit accommodations, term loans, or equipment loans is the earlier of the provision's specific date or the maturity of the Senior Credit Agreement, as defined.

     The revolving loan is based on 85% of all eligible accounts, plus 50% of the value of eligible inventory, less any reserves determined to be appropriate by the lender, all as defined. Interest is payable on the revolving loan at a rate of 1.375% above the prime rate of interest. The maximum borrowing amount under the revolving loan and the letter-of-credit accommodations is $17,000,000. Standby letters of credit in the amount of $3,036,000 and $2,799,000 were outstanding under the revolving loan as of December 28, 1996 and June 14, 1997, respectively. At December 28, 1996 and June 14, 1997, there were no outstanding balances other than the letters of credit under the revolving loan.

     At December 28, 1996, the term loan was evidenced by three promissory notes in the total amount of $8,896,000. The promissory notes bear interest at a rate of 1.625% above the prime rate of interest (9.875% at

                                TOM'S FOODS INC.

December 28, 1996). One promissory note matures July 31, 2001, and two promissory notes mature September 30, 2003. All scheduled maturity dates are subject to the August 30, 1999 maturity of the Senior Credit Agreement if not extended.

     The Senior Credit Agreement, as amended, requires the Company to maintain certain financial ratios relating to working capital and tangible net worth, as defined. The Senior Credit Agreement also restricts the Company in a number of areas, including, but not limited to, paying dividends, incurring additional indebtedness, certain investment activities, and capital expenditures. As of December 28, 1996, the Company was in compliance with all financial ratios and restrictive covenants.

     Until August 30, 1996, the Company had a senior term loan (the "Senior Term Loan") pursuant to a credit agreement (the "Credit Agreement") dated June 3, 1988, as amended June 6, 1990, May 13, 1993, and December 31, 1994, between the Company and a bank group. The interest on these loans was at either a base rate plus 1.5% per annum or a Eurodollar rate, as defined (10.25% at December 30, 1995). At December 30, 1995, $8,000,000 in borrowings under the revolving line of credit and standby letters of credit in the amount of approximately $3,330,000 were outstanding under the Credit Agreement. In 1996, the Company recorded a nonrecurring charge of $3,793,000 related to the restructuring.

     The Company used the proceeds of the Senior Credit Agreement to pay down the balance of the Senior Term Loan and revolving loans to approximately $52,328,000, inclusive of accrued interest. As part of the restructuring, TFH purchased the Senior Term Loan and revolving loans as well as the $7,500,000 subordinated loan. The Company will continue to carry both obligations as loans from TFH at the face amount of each obligation. Under the terms of the agreement with TFH, the Company will accrue, but not pay, interest at a rate of 13% on these obligations. Principal and interest on the obligations will be due 30 days after the maturity date of the Senior Credit Agreement, subject to any extension of the Senior Credit Agreement. The debt to TFH is subordinate to all debt under the Senior Credit Agreement.

     The Company has an agreement with a financial institution to sell receivables from distributors (Note 3) and receivables relating to vending machine leases (Note 5). On August 30, 1996, the Company amended its agreement with the financial institution relating to the Company's guaranty obligation for receivables sold. The new agreement establishes a note payable (the "Note Payable") for the Company's guaranty obligations related to failed distributors or unpaid notes. When a sold receivable becomes the responsibility of the Company, as defined by the agreement, the amount of the obligation is added to the Note Payable balance carried on the Company's balance sheet. The Company will make payments applied to interest on the Note Payable in the amount of $50,000 per month through August 30, 1999. The Company will then begin making principal payments on the balance of the Note Payable. The principal payments will continue through October 31, 2003.

     The scheduled maturities of all company debt obligations as of December 28, 1996 are $1,557,000 in 1997, $1,662,000 in 1998, $58,560,000 in 1999, $2,552,000
in 2000, $10,214,000 in 2001, and $11,722,000 in the years thereafter.

5.  SALE OF VENDING MACHINE LEASES

     The Company supplies vending machines to certain distributors under sales-type and operating leases. During December 1994, the Company entered into an agreement to periodically sell to a financial institution, with limited recourse, the revenue stream related to sales-type leases and to obtain long-term financing secured by the revenue stream related to operating leases. The proceeds under this agreement during 1994, 1995, and 1996 were $5,040,000, $2,402,000, and $300,000, respectively, which represent the present value of the future lease payments using a discount rate of 12.6% in 1994 and 13.2% in 1995 and 1996. This amount is included in cash flows from financing activities in the accompanying statements of cash flows. The portion of the proceeds relating to operating leases is classified as other long-term obligations and will be repaid over the

                                TOM'S FOODS INC.

operating lease term or through the sale of the vending machines to the distributors using sales-type lease arrangements. At December 30, 1995 and December 28, 1996, there were approximately $220,000 and $331,000, respectively, of other long-term obligations, which are securitized by operating lease payments. Under the limited recourse provisions of the agreement, the Company is contingently liable for 50% of the sales-type leases sold. See total contingent liability for all receivables sold in Note 3.

6.  INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," and files a consolidated federal income tax return with TFH.

     The components of the deferred tax assets and liabilities as of December 30, 1995 and December 28, 1996 are as follows (in thousands):

                                                             1995       1996
                                                           --------   --------
Deferred tax liabilities:
  Property, plant, and equipment.........................  $  6,373   $  6,113
  Other..................................................       168          0
                                                           --------   --------
       Total deferred tax liabilities....................     6,541      6,113
                                                           --------   --------
Deferred tax assets:
  Operating loss carryforwards...........................   (12,012)   (17,569)
  Restructuring reserves.................................    (2,516)    (1,310)
  Accounts and notes receivable..........................    (3,811)    (4,280)
  Pensions and employee benefits.........................    (2,769)    (2,819)
  Workers' compensation..................................      (714)      (601)
  Discount on industrial development revenue bonds.......      (712)      (647)
  Other..................................................    (2,839)      (965)
                                                           --------   --------
       Total deferred tax assets.........................   (25,373)   (28,191)
                                                           --------   --------
Net deferred tax assets..................................   (18,832)   (22,078)
Less valuation allowance.................................    18,832     22,078
                                                           --------   --------
     Net deferred tax assets.............................  $      0   $      0
                                                           ========   ========

     The Company has operating loss carryforwards of approximately $45,000,000 which begin to expire in 2009.

     The provision for income taxes consisted of the following as of December 31, 1994, December 30, 1995, and December 28, 1996 (in thousands):

                                                    1994       1995       1996
                                                  --------   --------   --------
Federal income taxes:
  Current.......................................  $      0   $   (400)  $      0
  Deferred......................................       436          0          0
State income taxes:
  Current.......................................         0          0          0
  Deferred......................................        64          0          0
                                                  --------   --------   --------
Provision for income taxes......................  $    500   $   (400)  $      0
                                                  ========   ========   ========

                                TOM'S FOODS INC.

     For the years ended December 31, 1994, December 30, 1995, and December 28, 1996, the provision for income taxes at the Company's effective rate differed from the provision (benefit) for income taxes at the statutory rate, as follows (in thousands):

                                                    1994       1995       1996
                                                  --------   --------   --------
Income tax benefit at federal statutory rate....  $    (86)  $ (6,263)  $ (3,763)
State income taxes, net of federal effect.......        (9)      (737)      (443)
Change in valuation allowance...................         0      6,886      3,246
Alternative minimum tax carrybacks..............         0       (500)         0
Intangibles amortization........................       347        347        347
Other...........................................       248       (133)       613
                                                  --------   --------   --------
  Benefit for income taxes......................  $    500   $   (400)  $      0
                                                  ========   ========   ========

7.  EMPLOYEE BENEFIT PLANS

     The Company has two noncontributory defined benefit retirement plans (the "Hourly Plan" and the "Salaried Plan") which cover substantially all full-time employees who are at least 21 years of age. The Company also has an unqualified pension plan ("Unqualified Plan") covering only certain salaried employees. The plans provide for payment of monthly benefits to participants upon their reaching normal retirement dates. Benefit amounts are determined by a benefit formula which considers length of service and average salary for the Salaried Plan and the Unqualified Plan and length of service multiplied by a fixed rate, as determined by the Company, for the Hourly Plan. The pension cost for the Hourly Plan and the Salaried Plan is funded at amounts equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Assets of the Hourly Plan and the Salaried Plan include common stocks, U.S. government securities, and corporate bonds. The Unqualified Plan is not funded.

     The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet as of December 28, 1996 (in thousands):

                                                 SALARIED       HOURLY      UNQUALIFIED
                                                   PLAN          PLAN          PLAN
                                                -----------   -----------   -----------
Actuarial present value of benefit
  obligations:
  Vested......................................   $ 23,589      $ 16,749      $    155
  Nonvested...................................        339           138            55
                                                 --------      --------      --------
Accumulated benefit obligation................     23,928        16,887           210
Effect of projected future compensation
  levels......................................      5,273             0            30
                                                 --------      --------      --------
  Projected benefit obligation................     29,201        16,887           240
Plan assets at fair value.....................    (28,525)      (17,145)            0
Unrecognized prior service costs..............     (2,459)        2,003           (50)
Unrecognized net gain.........................      3,576         1,496           884
                                                 --------      --------      --------
  Accrued pension costs.......................   $  1,793      $  3,241      $  1,074
                                                 ========      ========      ========

                                TOM'S FOODS INC.

     Net periodic pension costs for the plans for the years ended December 31, 1994, December 30, 1995, and December 28, 1996 included the following components (in thousands):

                                                      1994      1995      1996
                                                     -------   -------   -------
Service cost of benefits earned during the
  period...........................................  $ 1,250   $ 1,158   $ 1,077
Interest cost on projected benefit obligation......    3,045     3,359     3,269
Actual return on assets............................      703    (9,819)   (4,798)
Amortization of prior service costs................       50         0       880
Net amortization and deferral......................   (4,179)    6,342       464
Settlement gain....................................        0      (166)        0
                                                     -------   -------   -------
  Net periodic pension costs.......................  $   869   $   874   $   892
                                                     =======   =======   =======

     The rate of increase in future compensation levels and the expected long-term rate of return on assets used in determining the actuarial present value of the projected benefit obligation were 5% and 9%, respectively, as of December 31, 1994, December 30, 1995, and December 28, 1996. The discount rates used in determining the actuarial present value of the projected benefit obligation for December 31, 1994, December 30, 1995, and December 28, 1996 were 7%, 7%, and 7.5%, respectively.

     Pursuant to the provisions of SFAS No. 87, "Employers' Accounting for Pensions," the Company recorded as accrued pension cost an additional minimum pension liability adjustment of $717,000 as of December 31, 1994, representing the amount by which the accumulated benefit obligation exceeded the fair value of plan assets plus accrued amounts previously recorded. The amount in excess of previously unrecognized prior service cost was recorded as a reduction of shareholders' equity in the amount of $717,000 at December 31, 1994. There was no additional minimum pension liability at December 30, 1995 and December 28, 1996.

     The Company also has a defined contribution plan which covers substantially all employees who have completed up to six months of service. The Company may match a portion of an employee's contributions up to a maximum amount. For the years ended December 31, 1994, December 30, 1995, and December 28, 1996, the Company contributed approximately $141,000, $130,000, and $133,000, respectively, to this plan.

     During 1995, the Company offered an early retirement incentive plan to certain members of the Hourly and Salaried Plans. Certain special benefits were offered to eligible employees, and lump-sum payments were paid out of the Salaried Plan. As a result, the Company recognized a pension settlement gain of $166,000 in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." There was no early retirement incentive plan subsequent to 1995.

8.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company provides certain health care and life insurance benefits for certain retired employees. The Company may provide certain health care and life insurance benefits for employees electing early retirement in the future until they reach normal retirement age. The liability for these benefits is not funded. The Company accounts for these benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

                                TOM'S FOODS INC.

     The components of the accumulated benefit obligation as of December 30, 1995 and December 28, 1996 are as follows (in thousands):

                                                                 1995      1996
                                                                ------    ------
Current retirees............................................    $1,939    $1,522
Active employees............................................       394       392
                                                                ------    ------
  Accumulated benefit obligation............................    $2,333    $1,914
Unrecognized net gain.......................................        73       328
                                                                ------    ------
  Accrued postretirement benefit cost.......................    $2,406    $2,242
                                                                ======    ======

     Net costs of the plan for the years ended December 31, 1994, December 30, 1995, and December 28, 1996 included the following components (in thousands):

                                                           1994      1995      1996
                                                          ------    ------    ------
Service cost of benefits earned during the period.....    $    7    $    5    $    4
Interest cost on projected benefit obligation.........        93       123       153
                                                          ------    ------    ------
  Net postretirement benefit costs....................    $  100    $  128    $  157
                                                          ======    ======    ======

     A 7% annual rate of increase in the per capita cost of covered health care benefits is assumed for all future years for certain grandfathered retirees; for all other current and future retirees, no increase was assumed due to a fixed payment schedule. A 1% increase in the assumed health care cost trend rate year would increase the accumulated postretirement benefit obligation by 4% as of December 28, 1996 and would increase the 1996 expense by 4.2%. The weighted average discount rates used in determining the accumulated postretirement benefit obligation were 7%, 7%, and 7.5% as of December 31, 1994, December 30, 1995, and December 28, 1996, respectively.

9. COMMITMENTS AND CONTINGENT LIABILITIES

LEASES

     The Company leases vehicles and warehouse space under noncancelable operating leases. Noncancelable future minimum operating lease commitments as of December 28, 1996 were as follows (in thousands):

1997........................................................    $1,794
1998........................................................     1,292
1999........................................................       851
2000........................................................       711
2001........................................................       310
Thereafter..................................................        64
                                                                ------
                                                                $5,022
                                                                ======

     The rental expense for all operating leases for the years ended December 31, 1994, December 30, 1995, and December 28, 1996 was approximately $3,711,000, $3,389,000, and $2,914,000, respectively.

LITIGATION

     The Company is a party to a number of claims and lawsuits incidental to its business. In the opinion of management, after consultation with outside counsel, the ultimate outcome of these matters, in the aggregate, will not have a material adverse effect on the financial position or results of operations of the Company.

          ============================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Summary....................................    1
Risk Factors...............................   14
The Exchange Offer.........................   22
Capitalization.............................   30
Selected Historical Financial Data.........   31
Selected Unaudited Pro Forma Financial
  Data.....................................   34
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   36
Business...................................   45
Management.................................   56
Security Ownership of Management and
  Certain Beneficial Owners................   61
Certain Transactions.......................   62
Description of Other Senior Indebtedness...   63
Description of the Notes...................   64
Description of Capital Stock...............   95
Certain United States Federal Income Tax
  Consequences.............................   97
Plan of Distribution.......................   97
Legal Matters..............................   98
Independent Public Accountants.............   98
Available Information......................   98
Index to Financial Statements..............  F-1

          ============================================================
          ============================================================

                                 [TOM'S LOGO]

                                TOM'S FOODS INC.

                      OFFER TO EXCHANGE UP TO $60,000,000
                           AGGREGATE PRINCIPAL AMOUNT
                         OF ITS 10 1/2% SENIOR SECURED
                             NOTES DUE 2004 FOR ALL
                               OF ITS OUTSTANDING
                             10 1/2% SENIOR SECURED
                                 NOTES DUE 2004

                        --------------------------------

                                   PROSPECTUS
                        --------------------------------

                            ------------------------
                                               , 1997

          ============================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law (Section 102) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his/her fiduciary duty as a director, except in the case where the director breached his/her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Restated Certificate of Incorporation of the Company contains a provision which eliminates directors' personal liability as set forth above.

     The Delaware General Corporation Law (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes the Company to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or otherwise.

     The Company's By-Laws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law. The Company's By-Laws also permit it to secure insurance on behalf of any person it is required to or permitted to indemnify for any liability arising out of his or her actions in such capacity, regardless of whether the By-Laws would permit indemnification. The Company maintains liability insurance for its directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1        Purchase Agreement between PaineWebber Incorporated and
          Tom's Foods Inc., dated October 8, 1997
 3.1      Second Restated Certificate of Incorporation of Tom's Foods
          Inc., as amended, and Certificate of Designations of the
          Preferred Stock
 3.2      By-Laws of Tom's Foods Inc.
 4        Indenture
 5.1*     Opinion of McDermott, Will & Emery regarding legality
10.1      Registration Rights Agreement among PaineWebber Incorporated and Tom's Foods Inc. dated October 14, 1997
10.2      Amended and Restated Loan and Security Agreement by and
          between Congress Financial Corporation (Southern) as Lender and Tom's Foods Inc. as Borrower dated as of October 14,
          1997
10.3      Guarantee from Tom's Foods Capital Corporation to Congress
          Financial Corporation (Southern), dated August 30, 1996
10.4      Confirmation and Acknowledgement of Guarantee and General
          Security Agreement from Tom's Foods Capital Corporation to
          Congress Financial Corporation (Southern), dated October 14,
          1997
10.5*     Industrial Revenue Bond for Knox County, Tennessee
10.6*     Industrial Revenue Bond for Taylor County, Florida
10.7      Intercreditor Agreement between Congress Financial
          Corporation (Southern) and IBJ Schroder Bank & Trust
          Company, dated October 14, 1997
10.8      Form of Tom's Foods Inc. 1997 Distributor Agreement

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.9      Subordination Agreement between IBJ Schroder Bank & Trust
          Company and TFH Corp., dated October 14, 1997
10.10     Guarantee from TFH Corp. to Congress Financial Corporation
          (Southern), dated August 30, 1996
10.11     Confirmation and Acknowledgement of Guarantee and General
          Security Agreement from TFH Corp. to Congress Financial
          Corporation (Southern) dated October 14, 1997
12        Statement Regarding Computation of Ratio of Earnings to
          Fixed Charges
23.1      Consent of Arthur Andersen LLP
23.2      Consent of McDermott, Will & Emery (see Exhibit 5.1 above)
24        Power of Attorney (included with the signature page to the
          Registration Statement)
25*       Statement of Eligibility of Trustee
27.1      Financial Data Schedule
27.2      Financial Data Schedule
99.1      Form of Letter of Transmittal
99.2      Form of Notice of Guaranteed Delivery
99.3      Form of Letter to Securities Brokers and Dealers, Commercial
          Banks, Trust Companies and Other Nominees
99.4      Form of Letter to Clients
99.5      Report of Independent Public Accountants on Financial
          Statement Schedule

-------------------------
* To be filed by amendment.
     (b) Financial Statement Schedule:
        Schedule 1 -- Valuation and Qualifying Accounts

ITEM 22. UNDERTAKINGS.

     (1) The undersigned Registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registrant Statement:

              (i) to include any prospectus required by section 10(a)(3) of the Securities Act;

              (ii) to reflect in the prospectus any facts of events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. (Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume represents no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

          (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (2) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by an applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (3) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents as first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

     (6) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject to and included in this Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Georgia on October 27, 1997.

                                          TOM'S FOODS INC.

                                          By      /s/ ROLLAND G. DIVIN
                                            ------------------------------------
                                            Rolland G. Divin
                                            President, Chief Executive Officer
                                             and Director

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rolland G. Divin and Stanley H. Meadows and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Tom's Foods Inc.) to sign any or all amendments (including post-effective amendments) to this Registration Statement and to sign a Registration Statement pursuant to Section 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                                     TITLE                          DATE
                  ---------                                     -----                          ----

            /s/ ROLLAND G. DIVIN                 President, Chief Executive Officer      October 27, 1997
---------------------------------------------    and Director (Principal Executive
              Rolland G. Divin                   Officer)

            /s/ S. ALBERT GASTON                 Senior Vice President and Chief         October 27, 1997
---------------------------------------------    Financial Officer (Principal
              S. Albert Gaston                   Financial and Accounting Officer)

           /s/ MICHAEL E. HEISLEY                Director                                October 27, 1997
---------------------------------------------
             Michael E. Heisley

           /s/ STANLEY H. MEADOWS                Assistant Secretary and Director        October 27, 1997
---------------------------------------------
             Stanley H. Meadows

            /s/ THOMAS C. MATTICK                Director                                October 27, 1997
---------------------------------------------
              Thomas C. Mattick

         /s/ EMILY HEISLEY STOECKEL              Director                                October 27, 1997
---------------------------------------------
           Emily Heisley Stoeckel

          /s/ ANDREW C. G. SAGE II               Director                                October 27, 1997
---------------------------------------------
            Andrew C. G. Sage II

                                                                      SCHEDULE 1

                                TOM'S FOODS INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
                                 (IN THOUSANDS)

                                                                                                        BALANCE AT
                                          BALANCE AT      CHARGED TO                                      END OF
                                           BEGINNING       COST AND       CHARGED TO                       THE
                                         OF THE PERIOD     EXPENSES     OTHER ACCOUNTS    DEDUCTIONS      PERIOD
                                         -------------    ----------    --------------    ----------    ----------
1994.................................        3,875          1,818                                         5,693
1995.................................        5,693          4,315           269(A)           928(B)       9,349
1996.................................        9,349            444           523(A)         1,636(B)       8,680

---------------
(A) Represents amounts recovered.
(B) Represents amounts charged against the reserve.

                                 EXHIBIT INDEX

                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER                            DESCRIPTION                              PAGES
-------                           -----------                           ------------
 1        Purchase Agreement between PaineWebber Incorporated and
          Tom's Foods Inc., dated October 8, 1997
 3.1      Second Restated Certificate of Incorporation of Tom's Foods
          Inc., as amended, and Certificate of Designations of the
          Preferred Stock
 3.2      By-Laws of Tom's Foods Inc.
 4        Indenture
 5.1*     Opinion of McDermott, Will & Emery regarding legality
10.1      Registration Rights Agreement among PaineWebber Incorporated and Tom's Foods Inc. dated October 14, 1997
10.2      Amended and Restated Loan and Security Agreement by and
          between Congress Financial Corporation (Southern) as Lender and Tom's Foods Inc. as Borrower dated as of October 14,
          1997
10.3      Guarantee from Tom's Foods Capital Corporation to Congress
          Financial Corporation (Southern), dated August 30, 1996
10.4      Confirmation and Acknowledgement of Guarantee and General
          Security Agreement from Tom's Foods Capital Corporation to
          Congress Financial Corporation (Southern), dated October 14,
          1997
10.5*     Industrial Revenue Bond for Knox County, Tennessee
10.6*     Industrial Revenue Bond for Taylor County, Florida
10.7      Intercreditor Agreement between Congress Financial
          Corporation (Southern) and IBJ Schroder Bank & Trust
          Company, dated October 14, 1997
10.8      Form of Tom's Foods Inc. 1997 Distributor Agreement
10.9      Subordination Agreement between IBJ Schroder Bank & Trust
          Company and TFH Corp., dated October 14, 1997
10.10     Guarantee from TFH Corp. to Congress Financial Corporation
          (Southern), dated August 30, 1996
10.11     Confirmation and Acknowledgement of Guarantee and General
          Security Agreement from TFH Corp. to Congress Financial
          Corporation (Southern) dated October 14, 1997
12        Statement Regarding Computation of Ratio of Earnings to
          Fixed Charges
23.1      Consent of Arthur Andersen LLP
23.2      Consent of McDermott, Will & Emery (see Exhibit 5.1 above)
24        Power of Attorney (included with the signature page to the
          Registration Statement)
25*       Statement of Eligibility of Trustee
27.1      Financial Data Schedule
27.2      Financial Data Schedule
99.1      Form of Letter of Transmittal
99.2      Form of Notice of Guaranteed Delivery
99.3      Form of Letter to Securities Brokers and Dealers, Commercial
          Banks, Trust Companies and Other Nominees
99.4      Form of Letter to Clients
99.5      Report of Independent Public Accountants on Financial
          Statement Schedule

-------------------------
* To be filed by amendment.

     (b) Financial Statement Schedule:
        Schedule 1 -- Valuation and Qualifying Accounts